As filed with the Securities and Exchange Commission on July 15, 2009

Registration No. 333-160376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

(Exact Name of Registrant As Specified in Its Charter)

Nevada	3433	95-3819300
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 3 No 28, Feng Tai North Road
Beijing China 100071
+86 10 6385 0516

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

United Corporate Services, Inc.
202 South Minnesota Street
Carson City, Nevada 89703
Tel: 1-800-899-8648

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

S. Eugene Buttrill III, Esq. DLA Piper Hong Kong 40th Floor Bank of China Tower 1 Garden Road Hong Kong Telephone: + 852 2103 0808	Rocky T. Lee, Esq. DLA Piper Beijing Representative Office 20th Floor, South Tower Beijing Kerry Center 1 Guanghua Road, Chaoyang District Beijing 100020, PRC Telephone: +86 10 6561 1788

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement has been declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common stock, par value $.001 per share	1,000,000	$0.34		$18.97

(1)	Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to the selling stockholders to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	The registration fee was calculated pursuant to Rule 457(c). As of the date of this prospectus, our common stock is quoted under the symbol “CSOL.OB” on the Over-the-Counter Bulletin Board (“OTCBB”). On June 26, 2009, the last reported bid price was $0.29 per share and the last reported asked price was $0.39 per share. The average of the bid and asked price was $0.34 per share. Accordingly, the registration fee was calculated as $18.97. A fee of $18.97 was previously paid in connection with the filing of the initial registration statement on Form S-1 on July 1, 2009 (Commission File No. 333-160376).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JULY 15, 2009

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

1,000,000 Shares of Common Stock

Offered by Selling Stockholders

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 1,000,000 shares of our common stock. Pursuant to the Make Good Escrow Agreement dated February 25, 2008, by and among the Company, Roth Capital Partners, LLC, the investors set forth in Exhibit A thereto and Tri-State Title & Escrow, LLC (the “Escrow Agreement”), on April 29, 2009, the 1,000,000 shares of common stock were issued to the selling stockholders for no additional consideration other than their respective investment amounts paid to the Company in the private placement completed on February 25, 2008 as a result of the Company’s failure to meet the after-tax net income target for the fiscal year ending December 31, 2008 of $4,800,000.

The selling stockholders may offer all or part of their shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will pay all of the registration expenses incurred in connection with this offering (estimated to be approximately $85,000) but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “CSOL.OB”. As of June 26, 2009, the closing price was $0.35 per share.

There is a limited trading market for our common stock. We cannot give you any assurance that a more active trading market in our common stock will develop, or if such a market does develop, that it will continue.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 for a discussion of certain risk factors that you should consider.

You should read the entire prospectus before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2009

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus, including “Risk Factors” and the consolidated financial statements and the related notes thereto before making an investment decision. Except as otherwise specifically stated or unless the context otherwise requires, the “Company,” we,” “our” and “us” refers collectively to:

(i)	China Solar & Clean Energy Solutions, Inc. (“China Solar”) formerly known as Deli Solar (USA) Inc.;
(ii)	Deli Solar Holding Ltd. (“Deli Solar (BVI)”), a wholly-owned subsidiary of China Solar and a limited liability company organized under the International Business Companies Act of the British Virgin Islands;
(iii)	Bazhou Deli Solar Energy Heating Co., Ltd. (“Deli Solar Bazhou”), a wholly-owned subsidiary of Deli Solar (BVI) and a limited liability company organized under the laws of the PRC;
(iv)	Beijing Ailiyang Solar Energy Technology Co., Ltd. (“Ailiyang”), a wholly-owned subsidiary of Dali Solar Bazhou and a limited liability company organized under the laws of the PRC;
(v)	Beijing Deli Solar Technology Development Co. (“Deli Solar (Beijing)” ), a wholly-owned subsidiary of China Solar and a limited liability company organized under the laws of the PRC;
(vi)	Shenzhen PengSangPu Solar Industrial Products Corporation (“SZPSP”), a wholly-owned subsidiary of Deli Solar (Beijing) up to and including March 31, 2009; and
(vii)	Tianjin Huaneng Group Energy Equipment Co., Ltd. (“Tianjin Huaneng”), a majority-owned subsidiary of Deli Solar (Beijing).

The Company

Business Overview

We are engaged in the solar and renewable energy business primarily in the People’s Republic of China (“PRC”).

Our business is conducted through our wholly-owned PRC-based operating subsidiaries: Deli Solar Bazhou, Deli Solar (Beijing) and our majority-owned subsidiary Tianjin Huaneng.

Our product lines consist of solar hot water heaters, multifunctional space heating products, waste heat recovery systems and energy-saving heating product resales. We have four reportable segments, namely, solar heater/biomass stove/boiler related products, heat pipe related products, energy-saving projects and other products, which includes heat exchangers and other products that fall outside of the first three segments. The solar heater/boiler related products are mainly sold by Deli Solar Bazhou, the heat pipe related products are energy-savings projects sold by Tianjin Huaneng and the energy-savings projects were mainly sold by SZPSP.

Deli Solar Bazhou, founded in 1997, designs, manufactures and sells in the PRC renewable energy systems to produce hot water and for space heating. Deli Solar Bazhou’s principal products are solar hot water heaters and multifunctional space heaters, including coal-fired boilers for residential use. Deli Solar Bazhou also sells component parts for its systems, and provides after-sales maintenance and repair services. Most end users of Deli Solar Bazhou’s products use them to heat water for their homes, with a concentration in rural areas where electricity is in short supply. Deli Solar (Bazhou)’s coal-fired boilers, furnaces and heating stoves are also used as primary household space heaters during cold weather and as cooking stoves.

Tianjin Huaneng, acquired in July 2007, manufactures and installs waste heat recovery systems primarily for use in manufacturing facilities whose manufacturing processes require the generation of large amounts of heat, such as steel and chemical plants. The waste heat can be used to generate hot water at the manufacturing facilities. Tianjin Huaneng’s products include heating pipes, heat exchangers, specialty heating pipes and tubes, high temperature hot blast stoves, heating filters, normal pressure water boilers, solar energy water heaters and radiators. Tianjin Huaneng’s products are sold throughout Greater China, including Taiwan and Singapore.

SZPSP, acquired in March 2008, was principally engaged in the manufacture of solar hot water systems for commercial use. SZPSP’s solar energy products included flat plate solar collectors, solar water heater systems, central solar water heater systems and solar energy photovoltaic technology. Its customers included factories, hospitals, schools and hotels.

Approximately 46.8% of our net revenues for the fiscal year ended December 31, 2008 were derived from sales of our solar water heaters/biomass stove/boiler related products, 30.8% were derived from sales of heat pipe-related products; 16.9% were derived from sales of our energy saving projects; and 5.5% were derived from sales of other products. Approximately 76% of our net revenues for the fiscal year ended December 31, 2008 were derived from sales made to PRC-based customers, with the remaining 24% from the international market.

Products

Solar Hot Water Heaters and Boilers

We manufacture two types of solar hot water heaters: evacuated tubular solar water heaters and flat plate solar water heaters. Our solar water heaters are primarily used to generate hot water for residential use. There are two major types of evacuated tubular solar water heaters: standard evacuated tubular solar water heaters and evacuated heat pipe solar water heaters. Approximately 47% of our total net revenues for each of 2007 and 2008 were derived from sales of our solar water heaters.

We have also developed two environmentally friendly boilers: smokeless coal-fired boilers and bio-materials furnaces. The former does not produce smoke and the latter utilizes waste materials such as dry hay to generate heat. The development of these products has been completed and we have sent samples of these products to our distributors. As of the date of this prospectus, we have not recognized revenues from these environmentally friendly new products.

Heat Pipe Related Products

We also manufacture waste heat recovery systems, heating products such as heating pipes, heat exchangers, specialty heating pipes and tubes, high temperature hot blast stoves, heating filters, normal pressure water boilers, solar energy water heaters and radiators. These products are used primarily in manufacturing facilities in which the manufacturing processes require the generation of large amounts of heat, such as steel and chemical plants. The waste heat can be used to generate hot water at manufacturing facilities.

Sales of these products and systems comprised approximately 31% of our net revenues in 2008 compared to 19% of our net revenues for 2007.

Boilers and Space Heating Products

We also manufacture boilers, furnaces, stove heating and space heating products. Most of our boilers and space heating products are coal-fired, small scale units for residential space heating and cooking.

We manufacture more than 80 types of boilers, furnaces, space heating and stove cooking products. Separated by functions and use, our boilers, furnaces and stove heating products can be divided into three types: (i) combined cooking and space heating, comprising approximately 60% of our net revenues from boilers and space heating products, (ii) combined shower and space heating, comprising approximately 10% of our net revenues from boilers and space heating products, and (iii) multifunctional shower, cooking and space heating products comprising approximately 30% of our net revenues from boilers and space heating products.

We have also developed two environmentally friendly boilers: smokeless coal-fired boilers and bio-materials furnaces. The former does not produce smoke and the latter utilizes waste materials such as dry hay to generate heat. The development of these products has been completed and we have sent samples of these products to our distributors. As of the date of this prospectus we have not recognized revenues from these environmentally friendly new products.

Integrated Solar Heating Packages

A number of our products are being used in complete building integrated solar heating packages, which integrate our solar hot water and space heating systems directly into the construction of new multi-family dwellings, commercial office buildings and industrial developments. In September 2008, we signed a contract to be the sole supplier of solar water-heating systems to the Overseas Chinese Village in Shenzhen City (the “Village”). The Overseas Chinese Village is a residential community for overseas Chinese in Shenzhen. It spans over 125 acres and contains a total of 22 high-rise buildings.

We believe the Village to be the largest residential project in China to rely completely on solar-heated water. We will be supplying and installing solar water heating systems throughout the residential area. The contract is valued at approximately $3.5 million.

Waste Heat Recovery Systems and Energy-saving Industrial Kilns

Tianjin Huaneng has twenty years experience in waste heat recovery. Its waste heat recovery systems and energy saving heating products have excellent reputations in the marketplace and have a loyal customer following in the chemical and metallurgic fields. Based upon Tianjin Huaneng’s technical strength and production capacity, we plan on revising its operational procedures and modifying its technologies to increase its production capacity and reduce its operating costs. In addition, we plan to cooperate with domestic industrial design institutions to increase the production capacity of its energy saving industrial kilns in 2009.

New Product Pipeline

We have the following products in the product planning and developing stage:

Photovoltaic-powered water heaters.  We are in the process of improving the physical performance of our photovoltaic-powered water heaters. Photovoltaic technology (PV) is a technology that converts solar energy into electricity. Photovoltaic modules or panels are made of semiconductors that allow sunlight to be converted directly into electricity. These modules can provide customers with a safe, reliable, maintenance-free and environmentally friendly source of power for a very long time. This system consists of a photovoltaic array connected to several resistive heating elements within a water storage tank. The PV array produces electrical power during periods of solar irradiation and this power is immediately dissipated in the resistive elements. We believe that the following factors make photovoltaic powered water heaters an attractive addition to our existing product line:

•	severe electricity shortages for the PRC's grid-connected residents,
•	the complete absence of grid electricity for millions of others and the poor prospect of improvement via incremental central station capacity and grid development in the near future, and
•	the abundance of solar energy resources in the PRC and an active rural banking system.

Our revenues from photovoltaic-powered water heaters have not been significant thus far.

Densely Covered Regular Tubular Heaters.  We have developed a new solar water heater which is designed with densely covered evacuated tubes to improve heating efficiency with only a small cost increase. As an updated regular evacuated tubular heater, this product installs more tubes in one square meter than normal products do. For instance, it has ten tubes on one collector while others only have eight.

Net revenues increased to $9,078,203 for 2008 from $3,376,481 for 2007, an increase of $5,701,722 or 168.9%. This increase was mainly due to our acquisition of SZPSP in March 2008. SZPSP was principally engaged in the manufacture of solar hot water systems for commercial use. Its customers included factories, hospitals, schools and hotels. SZPSP’s solar energy saving projects involved installation of compounding flat plate solar collectors, heat exchangers and after sales services.

Employees

As of May 31, 2009, we had approximately 768 full time employees and 220 part time employees.

Executive Offices

Our executive offices are located at Building 3, No. 28 Feng Tai North Road, Beijing, China, 100071 and our telephone number is 8610-63850516.

The Offering

Offering by Selling Stockholders

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 1,000,000 shares of our common stock. The shares of common stock were transferred to the selling stockholders for no additional consideration other than their respective investment amounts paid to the Company in the private placement completed on February 25, 2008, as a result of the Company’s failure to meet the after-tax net income target for the fiscal year ending December 31, 2008 of $4,800,000.

The shares may be offered for sale by the selling stockholders from time to time. No shares are being offered for sale by the Company.

Common stock outstanding prior to the Offering
16,173,016 shares outstanding as of May 21, 2009
Common stock offered by the Company
None
Total shares of common stock offered by selling stockholders
1,000,000 shares representing approximately 6.183% of the shares of common stock currently outstanding.
Common stock to be outstanding after the offering
16,173,016 shares
Total dollar value of common stock being registered
The average of the bid and asked price for the common stock on June 26, 2009 was $0.34. Using this value the dollar value of the shares of common stock being registered is $340,000.
Use of Proceeds
We will not receive any of the proceeds from the sales of the shares by the selling stockholders.
Our OTC Bulletin Board Trading Symbol
CSOL.OB
Risk Factors
See “Risk Factors” beginning on page 6 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

Background

On February 25, 2008, we completed a private placement and agreed that in the event that the Company’s after-tax net income for the fiscal year ended December 31, 2008 was less than $4.8 million, we would transfer to the investors on a pro rata basis for no additional consideration other than their respective investment amounts paid to the Company in the private placement, the 1,000,000 shares of Common Stock (as equitably adjusted for any stock splits, stock combinations, stock dividends or similar transactions) deposited with the Make Good Escrow Agent pursuant to the Escrow Agreement.

As of December 31, 2008, the after-tax net income target of $4.8 million had not been met. As such, on April 29, 2009, we transferred the 1,000,000 2008 Make Good Shares to each of the investors entitled thereto on a pro rata basis for no additional consideration other than their respective investment amounts paid to the Company in the private placement completed on February 25, 2008.

In connection with the private placement we entered into a registration rights agreement with the investors on February 25, 2008 (the “Registration Rights Agreement”) which requires us to file with the U.S. Securities and Exchange Commission (the “SEC”) a “resale” registration statement providing for the resale of the 2008 Make Good Shares (the “Registrable Securities”) for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended.

We agreed, among other things, to prepare and file a registration statement within 45 days following the 2008 Delivery Date (as defined in the Registration Rights Agreement) for the resale registration of the 2008 Make Good Shares. Our failure to satisfy this obligation could result in the imposition of certain liquidated damages.

Reference is made to “Selling Stockholders — Background” in this prospectus for disclosure of the material terms of the other agreements entered into by us on February 25, 2008 in connection with the private placement.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock, including our consolidated and other financial statements and related notes, and the financial statements of our acquired subsidiaries, included elsewhere in this prospectus, before you decide to purchase our common stock. If any of these risks actually occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected, the trading price and value of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our profit margins on sales of our solar water heaters have been declining.

Gross profit margin for the three months ended March 31, 2009 decreased by approximately 10% from the corresponding period in 2008. This was primarily due to a decrease in sales of low-margin products such as household water heaters and the relatively higher cost of key raw materials such as stainless steel. We increased stockpiles when the stainless steel price was relatively high, which resulted in a higher production cost and lower profit margins. We expect the gross profit for lower margin products, such as household water heaters, to decrease as a result of increasingly intensive competition in the market, while the gross profit for higher margin products, such as large-scale projects and equipments to increase.

Competition in the solar water heater industry in rural areas has recently intensified, causing us to lower our prices and resulting in lower net revenues.

We manufacture and market solar hot water heaters and other products. According to China Solar Water Heater Market Investment Analysis and Forecast Report, there were more than 5,000 solar water heater companies scattered around China by the end of 2008. Many of our competitors are better capitalized and more experienced, and have better customer relationships than our firm. While most solar hot water manufacturers focus on the urban markets, we focus on the rural markets. However, competition in the solar water heater industry in rural areas has recently intensified and we have to lower our prices, which has resulted in lower net revenues. We expect this trend to continue in the immediate future.

We rely on our sales agents to distribute our solar water heater products and to expand our business we must attract new sales agents; we could lose a substantial portion of our sales if we are not able to effectively monitor the activities of our sales agents.

We believe that our success relies, to a large degree, on our distribution network. China is a geographically vast country and it is critical that we strengthen our market shares in a number of different regions. Presently, we sell our products primarily in the rural areas of the north-east part of the PRC, including Hebei, Beijing, Tianjin, Heilongjiang, and Liaoning. In order to expand our business into others regions, we will need to increase our distribution network by using more sales agents, distributors, wholesalers and retailers who will distribute our products. Since our competitors may offer better compensation to distributors and sales agents, we may not be able to attract sufficient distributors and sales agents as necessary to expand our distribution network. In addition, even if the distribution network can be enlarged as planned, we may not be able to operate it efficiently or manage it effectively, given our limited internal resources, all of which could have a material adverse effect on our financial condition and results of operations.

We may face challenges in managing our continuous growth.

Revenue, net for the three months ended March 31, 2009 were $6,195,691 as compared to $8,300,076 for the same period in the prior year, a decrease of $2,104,385, or 25.35%. The decrease in sales was primarily attributable to a weakening economy. Sales for industrial enterprises in China are usually slow for the first quarter due to the long holiday season around Chinese Lunar New Year. We expect net revenues to increase during the rest of the year with the completion of pending projects in the first quarter and collection of the accounts receivable corresponding to these projects. If our business and markets continue to grow and develop, it will be necessary for us to finance and manage our expansion in an orderly fashion. In addition, we may face challenges in managing the expanding product offerings and in integrating any acquired businesses with our own. This will increase demands on our existing management, workforce and facilities.

Failure to effectively deal with these increased demands could interrupt or adversely affect our operations and cause production backlogs, longer product development time frames, and administrative inefficiencies.

The protection of intellectual property rights in the PRC is not as effective as in the United States or other countries.

Our trademarked brands have gained recognition in the northeast part of the PRC. The protection of intellectual property rights in the PRC, however, is not as effective or enforced to the same degree as in the United States or other countries. The unauthorized use of our brands could enable other manufacturers to take unfair advantage of our brand name, which could harm our business and competitive position.

We do not have any long-term supply contracts with our suppliers of raw materials; any significant fluctuation in the price of raw materials may have a material adverse effect on our manufacturing costs.

Stainless steel and glass tubing are two major raw materials that we use to manufacture our solar water heaters. The prices of such raw materials are subject to market conditions. We do not have long-term contracts or arrangements with our suppliers. While these raw materials are generally available and we have not experienced any raw material shortages in the past, we cannot assure you that prices will not rise due to market volatility. An increase in component or raw material costs could adversely affect our product prices, which could in turn have a material adverse effect on our financial condition and results of operations.

We have to outsource our production to third party manufacturers during the peak sales season due to our limited manufacturing capacity.

Under original equipment manufacturer (“OEM”) arrangements, we contract with other manufacturers to produce our products and authorize them to use our brand names or trademarks on these products. We cannot assure you that we will continue to find qualified manufacturers on acceptable terms in the areas where our customers are located. In addition, with respect to those outsourced products, we cannot assure you that the product quality will be fully under our control. Such OEM arrangement has a material impact on our production and business.

We may engage in future acquisitions that could dilute the ownership interests of our stockholders, cause us to incur debt and assume contingent liabilities.

On March 31, 2008, Deli Solar (Beijing) completed the acquisition of 100% of the outstanding equity interests in SZPSP from its three shareholders for an aggregate purchase price of RMB28,800,000 (approximately $4.0 million) in cash, 1,419,729 shares of our common stock, and five year warrants to purchase 141,973 shares of common stock at an exercise price of $2.50 per share (subject to adjustment). SZPSP was principally engaged in the manufacture of solar hot water systems for commercial use. Its customers included factories, hospitals, schools and hotels. We agreed that if our common stock price is lower than the share price ($2) on the first anniversary date (March 31, 2009) of the closing, we will pay the difference.

On July 1, 2007 Deli Solar (Beijing) purchased 51% of the equity in Tianjin Huaneng for a purchase price of approximately $1,689,741. In addition to the purchase price we paid a finder’s fee of approximately $769,418. Deli Solar (Beijing) assumed 51% of the liabilities of Tianjin Huaneng and contributed RMB20,000,000 (approximately $2,613,400) as working capital to the acquired company. Deli Solar (Beijing) also agreed to employ the 550 current Tianjin Huaneng employees pursuant to new three year employment contracts.

On October 27, 2008, Deli Solar (Beijing) purchased approximately 30% of the outstanding equity interest of Tianjin Huaneng from the minority shareholders of Tianjin Huaneng. Following this transaction, the Company increased the registered capital of Tianjin Huaneng from RMB5.94 million to RMB21.68 million by contributing an additional RMB15,740,000 ($2,295,531). As a result, the Company’s equity interest in Tianjin Huaneng increased to approximately 92%.

As part of our growth strategy, we review acquisition and strategic investment prospects that we believe would complement our current product offerings, increase our market coverage or enhance our technical capabilities, or otherwise offer growth opportunities. From time to time we anticipate investments in new businesses and we expect to make investments in, and to acquire, businesses, products, or technologies in the future. In the event of any future acquisitions, we may:

•	issue equity securities which would dilute current stockholders’ percentage ownership;
•	incur substantial debt;
•	assume contingent liabilities; or
•	expend significant cash.

These actions could harm our financial condition, operating results or the market price of our common stock. Although we believe that the acquisitions bring us benefits in terms of increased sales and earnings, there may be a lag between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits. Acquisitions and investment activities also present numerous risks, including:

•	difficulties in the assimilation of acquired operations, technologies and/or products;
•	unanticipated costs associated with the acquisition or investment transaction;
•	the diversion of management’s attention from other business concerns;
•	adverse effects on existing business relationships with suppliers and customers;
•	risks associated with entering markets in which we have no or limited previous experience;
•	potential loss of key employees of acquired organizations; and
•	substantial charges for the amortization of certain purchased intangible assets, deferred stock compensation or similar items.

We cannot ensure that we will be able to successfully integrate any businesses, products, technologies, or personnel that we have acquired or might acquire in the future, and our failure to do so could harm our business, operating results and financial condition.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned development and marketing efforts, which may reduce our net revenues.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months. However, if our future operations cannot generate sufficient cash, or if the existing cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. However, under our private placements completed on June 13, 2007 and in February 25, 2008, respectively, we agreed to be subject to certain restrictions in connection with future financings. Specifically, we cannot, prior to June 13, 2010, issue any convertible debt or any shares of convertible preferred stock, nor have any debt outstanding in an amount greater than twice EBITDA from continuing operations for the prior four quarters. The preferred stock investors in the private placement also have right of first refusal with respect to any subsequent financing. Those restrictive covenants may inhibit our ability to raise additional funding. On the other hand, the development and marketing of new products, the expansion of distribution channels and the resulting increased need for personnel require significant commitments of capital resources. In addition, if the markets for our products develop more slowly than we anticipated, or if we fail to establish significant market share and achieve sufficient net revenues, we may continue to require significant amounts of capital. As a result, additional capital may be needed for future operations. To the extent that we raise additional capital through equity financing (such as through the sale of convertible debt securities), existing stockholders may suffer from potential dilution in their respective equity ownership. If additional funds are raised through the issuance of debt securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of common stockholders, and the terms of such debt could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

The relative lack of public company experience of our management team may put us at a competitive disadvantage. We have had a material weakness in our system of internal controls. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Our management team lacks experience in working in a public company, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. In light of the extensive legal, regulatory compliance and reporting obligations required under the U.S. securities laws, our senior management may not be able to implement programs and policies adequate to meet their obligations in a timely manner. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the growth of our business.

Moreover, rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our company's independent registered public accountants. The SEC extended the compliance dates for “non-accelerated filers,” like us. Accordingly, the annual assessment of our internal controls requirement first applied to our annual report for the 2007 fiscal year and the attestation requirement of management's assessment by our independent registered public accountants will first apply to our annual report for the 2009 fiscal year. The standards that had to be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. In addition, our efforts to comply with Section 404 may also have diverted management’s time and resources from executing our business plan. If management identifies one or more material weaknesses, or our external auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price and/or subject us to sanctions or investigation by regulatory authorities.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business reputation and operating results could be harmed. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. In view of the material weakness discovered in 2008 and described in our 10-K for the year ended December 31, 2008 and the need for the restatement of our audited financial statements for such year, management continues to believe that the Company's internal controls over financial reporting are not effective.

We do not have key man insurance on our President and CEO, Mr. Du, on whom we rely for the management of our business.

We depend, to a large extent, on the abilities and participation of our current management team, but have a particular reliance upon Mr. Deli Du, our CEO. The loss of the services of Mr. Du, for any reason, may have a material adverse effect on our business and prospects. We cannot assure you that we will be able to find a suitable replacement for Mr. Du. We do not carry key man life insurance for any of our key personnel.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

Competition for senior management and senior technology personnel in the PRC is intense, the pool of qualified candidates in the PRC is very limited, and we have had and may in the future have difficulty in attracting and retaining the services of senior executives. This could harm our future growth and financial condition.

We do not presently maintain product liability and other types of insurance.

We currently do not have theft, product liability or other similar insurance, nor do we have property insurance covering our plants, manufacturing equipment and office buildings. Although product liability lawsuits in the PRC are rare and we have never experienced significant failure of our products, we cannot rule out the possibility of product liability in the event of any failure or defect of our products and the lack of product liability insurance may expose us to significant risks in this respect. The potential losses or liabilities for product liability, theft, damage to our property, or otherwise, could be substantial, and such loss or liability may have a material adverse effect on our business, financial condition and prospects.

Rapid technological changes in our industry could render our products non-competitive or obsolete and consequently affect our ability to generate revenues.

The solar hot water industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies and to improve our product quality. The failure to adapt to those changes could harm our business. Moreover, we plan to market our products into urban areas of China and this requires us to design and manufacture more innovative products to better suit customers’ needs in urban areas. If we are slow to develop new products and technologies that are attractive to people in these urban areas, we may not be successful in capturing a significant share of this market. For example, most of our current products rely on a tubular structure while urban customers prefer a flat plate collector for aesthetic purposes. If we fail to keep up with rapid technological changes to remain competitive in our rapidly evolving industry, our future marketing and expansion may be adversely affected.

Most of our warranty services are performed by our independent sales agents and distributors whose deposit may not cover total warranty claims.

We provide a three-year standard warranty to our end users for all of the products we manufacture. Under this standard warranty program, we provide free repair and exchange of component parts in the first year following the purchase, and we charge labor costs for repair and maintenance but provide free exchange of component parts in the second and third years following the purchase. Thereafter, end users are required to pay for any repair and maintenance services, as well as exchange of component parts. Most of our warranty services are performed by our independent sales agents and distributors in return for a 1 – 2% discount of the purchase price they pay for our products. According to the standard terms of our agreement with sales agents, we allow our sales agents and distributors to return any defective product for exchange. Our financial statements do not provide for a reserve for product warranties and these expenses have not been significant to date. Although we have not experienced any significant product returns or repairs, we cannot assure you that these sales agents and distributors will perform the warranty services when required, and if they fail to do so, we cannot assure you that the agents' deposits will be sufficient to cover the costs associated with the warranty services to be performed on the products sold by such sales agents and distributors.

We lease some of the real property on which our business center, exhibition center and other facilities are located, and there is no guarantee that our lease will be renewed.

All land in the PRC is owned by the government and cannot be sold to any individual or entity. Instead, the PRC government grants landholders a “land use right”. Our business center in Bazhou City and our exhibition center in Beijing are located on leased land as are our manufacturing facilities. There is no assurance that we may renew the leases on acceptable terms. The failure to obtain the renewal of the leases on reasonable terms could cause us to incur extra expenses and costs for alternative land and for the reconstruction of our buildings.

A government certificate has yet to be issued to us to confirm our land use right for a plot of land on which we plan to expand our Bazhou operations.

On March 17, 2006, Bazhou Deli Solar entered into an agreement with the local government to acquire land use rights for a plot of land of 61,530 square meters at the price of approximately $919,858. This piece of land is close to the present Bazhou factory and will be used to enlarge the present manufacturing base at Bazhou City. The land use right has been approved by the local government after payment of approximately $919,858. However, an official certificate evidencing the land lease has not yet been delivered from the government to us. Failure to obtain the certificate could result in the local authorities refusing us the use of the land.

Effect of the Issuance of the Preferred Stock and
Warrants in June 2007 and Common Stock in February 2008

The resale in the public market of the shares underlying the Preferred Stock and Warrants acquired in the June 2007 financing, the resale in the public market of the common stock acquired in the February 2008 private placement and the resale of the common stock covered by this prospectus may have an adverse impact on the market value of our common stock.

We have registered for resale a total of 11,564,683 shares of our common stock, and believe that recent sales in the public and private markets of these shares of common stock have had a significant adverse effect on the market price of our common stock. We are further registering, pursuant to a registration statement of which this prospectus forms a part, another 1,000,000 shares of common stock for resale.

On December 31, 2008, the closing price of our common stock as reported on the OTCBB was $1.05, and on June 26, 2009, the closing price of our common stock on the OTCBB was $0.35. Further sales of these securities in the public and private markets could continue to materially and adversely affect the market price of our common stock.

We believe that sales by these investors have caused the market price of our shares to fall significantly over the last few months. The resale of the additional shares of common stock contemplated hereunder may adversely affect the trading market for our common stock and adversely affect the prevailing market price of our common stock.

The Series A Preferred Stock and the Warrants have anti-dilution protection which may have an adverse impact on the market value of our common stock and out ability to raise additional financing.

The holders of the Series A Preferred Stock have full ratchet anti dilution protection and the holders of the class A and class B warrants have weighted average anti-dilution protection. This may prove a hindrance to our efforts to raise future equity and debt funding, and the exercise of such rights will dilute the percentage ownership interest of our stockholders and will dilute the value of their stock.

The Series A Preferred Stock and Warrants may adversely affect our financial and operational flexibility.

The terms of the June 13, 2007 financing imposed restrictions on us that may affect our ability to successfully operate our business. The transaction documents contain a number of covenants that may restrict our ability to operate, including, among other things, covenants that restrict our ability:

•	to incur additional indebtedness;
•	to pay dividends on our capital stock;
•	to redeem or repurchase our common stock or any class or series of capital stock that is junior or on a parity with the Series A Preferred Stock;
•	to enter into any transaction that has any reset feature that could result in additional shares being issued.
•	to enter into any subsequent financing.

Risk Related to Our Industry

A drop in the retail price of conventional energy or non-solar alternative energy or any improvement to rural households’ electricity supply system in the PRC may have a materially adverse effect on our business.

A customer's decision to purchase our solar power products is primarily driven by the poor electricity supply system in the rural areas of the PRC, as well as the energy savings from our solar power products. An improvement in the power supply infrastructure in the rural areas of the PRC could adversely affect the demand for our products. In addition, fluctuations in economic and market conditions that impact the viability of conventional and non-solar alternative energy sources, such as decreases in the prices of oil and other fossil fuels could cause the demand for our solar power heaters to decline. Although we believe that current retail energy prices support a reasonable return on investment for our products, there can be no assurance that future retail pricing of conventional energy and non-solar alternative energy will remain at such levels. Our business will be adversely affected if any of the foregoing occurs.

Existing regulations and changes to existing regulations may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

Our solar power products and their installation are subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection, metering and related matters. We are responsible for knowing the requirements of individual cities and must design equipment to comply with varying standards. Any new government regulations or utility policies that relate to our solar power products may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales would not significantly increase and we would be unable to sustain profitability.

The market for solar power products is emerging and rapidly evolving, and its future success is uncertain. If solar power proves to be unsuitable for widespread commercial or residential use or if demand for solar power products fails to develop sufficiently, we would be unable to generate enough revenues to sustain profitability. In addition, demand for solar power products in the new markets that we target may not develop at all or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;
•	performance and reliability of solar power products as compared with conventional and non-solar alternative energy technologies; and
•	capital expenditures by customers that tend to decrease if the PRC or global economy slows down.

Risks Related to Doing Business in the PRC

Adverse changes in PRC economic and political policies could have a material adverse effect on the overall economic growth of China, which could reduce the demand for electricity and materially and adversely affect our business.

Our operating businesses are based in China and all of our power sales are made in China. As such, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many aspects, including:

•	the level of government involvement;
•	the level of development;
•	the growth rate;
•	the level and control of capital investment;
•	the control of foreign exchange; and
•	the allocation of resources.

While the Chinese economy has grown significantly in the past two decades, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the Chinese economy will continue to grow or to do so at the pace that has prevailed in recent years, or that if there is growth, such growth will be steady and uniform. In addition, if there is a slowdown, such slowdown could have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index increased by 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies. Due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product decreased to 6.1% in the first quarter of 2009, down from 11.9% in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies, including reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of $586 billion. It is uncertain whether the various macroeconomic measures, monetary policies and economic stimulus packages adopted by the PRC government will be effective in restoring or sustaining the fast growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long-term, may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments.

Although the Chinese economy has been transitioning from a planned economy to a more market oriented economy, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of investments and expenditures in China, which in turn could lead to a reduction in demand for electricity and consequently have a material adverse effect on our businesses.

Interpretation of PRC laws and regulations involves uncertainty.

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned companies. All of our operating businesses are located within China and are governed by PRC laws and regulations. The PRC legal system is based on written statutes, and prior court decisions can only be used as a reference. Since 1979, the PRC government has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretations of PRC laws and regulations are not always uniform and involves a relatively high degree of uncertainty. Laws may be changed without being immediately published or may be amended with retroactive effect. Depending on the government agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than certain of our competitors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The new Antimonopoly Law may subject our future acquisitions to increased scrutiny, which could affect our ability to consummate acquisitions on terms favorable to us or at all.

On August 8, 2006, six PRC government authorities, including the PRC Ministry of Commerce, the State Administration for Industry and Commerce, and the China Securities Regulatory Commission, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, requires that certain acquisitions of Chinese domestic enterprises by foreign investors be subject to anti-trust scrutiny by the Ministry of Commerce and the State Administration for Industry and Commerce. The Antimonopoly Law of China, or the AL, was adopted by the Standing Committee of the National People’s Congress on August 30, 2007 and became effective on August 1, 2008. The AL was enacted in part to guard against and cease monopolistic activities, and to safeguard and promote orderly market competition. In accordance with the AL, monopolistic acts shall include monopolistic agreements among business operators, abuse of dominant market positions by business operators and concentration of business operators that eliminates or restricts competition or might be eliminating or restricting competition.

On August 3, 2008, the State Council promulgated the Regulations on the Thresholds for Reporting of Concentration of Business Operators, or the Reporting Threshold Regulations, which provide specific thresholds for reporting of concentration of business operators. See “Regulation.” We are advised by our PRC counsel, Global Law Office, that the reporting thresholds and review procedures stipulated in the AL and the Reporting Threshold Regulations supersede those provided in the New M&A Rule. Under the AL and the Reporting Threshold Regulations, the parties to an acquisition must report to the Ministry of Commerce in advance if in the preceding accounting year the turnover in the aggregate achieved by all the parties to the transaction exceeds RMB10.0 billion worldwide or RMB2.0 billion within China, and the turnover achieved by at least two of them respectively exceeds RMB400.0 million within China. However, the Ministry of Commerce has the right to initiate investigation of a transaction not reaching the above-mentioned reporting thresholds if the Ministry of Commerce has evidence that the transaction has or may have the effect of excluding or restricting competition. The anti-trust scrutiny procedures and requirements set forth in the AL and the Reporting Threshold Regulations grant the government extensive authority of evaluation and control over the terms of acquisitions in China by foreign investors, and their implementation involves significant uncertainties and risks. To the extent our future acquisitions meet the threshold requirements set forth in the AL and the Reporting Threshold Regulations, or are deemed by the Ministry of Commerce to meet the thresholds, we will be subject to anti-monopoly review. The consummation of our future acquisitions could therefore be much more time-consuming and complex, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or prevent the consummation of such acquisitions, and prevent us from attaining our business objectives.

A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our operating businesses in China, which could have a material adverse effect on our results of operations.

On March 16, 2007, the new PRC Enterprise Income Tax law, or EIT Law, was enacted, which became effective on January 1, 2008 and replaced the previous two separate tax legal regimes for foreign invested enterprises, or FIEs, and Chinese domestic companies. The EIT Law adopts a uniform tax rate of 25% for all enterprises, including FIEs, and revokes many of the previous tax exemption, reduction and preferential treatments which were applicable to FIEs. However, any enterprises that were established before the promulgation of the EIT Law that are entitled to preferential tax treatments for a fixed period will continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period has not commenced because of losses, it shall be deemed to commence on January 1, 2008. In addition, certain qualified high-technology enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they meet the criteria of “high and new technology enterprises strongly supported by the State”. As a result, the applicable tax rate to certain of our existing PRC operating businesses have increased from 15% to the unified tax rate of 25% under the EIT Law.

Moreover, the EIT Law provides that a withholding income tax rate of 20% will be applicable to dividends payable to foreign investors that are “non-resident enterprises” to the extent such dividends have their source within China unless the jurisdiction of such foreign investor has a tax treaty with China that provides a different withholding arrangement. The implementing regulations to the EIT Law subsequently reduced this withholding income tax rate from 20% to 10%. See “Regulation — Tax Law Enterprise Income Tax Law.”

We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations to the EIT Law issued by the State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise.

It remains unclear how the PRC tax authorities will interpret this term. A substantial number of our management personnel are located in the PRC, and all of our revenues arise from our operations in China.

However, we do recognize some interest income and other gains from our financing activities outside China. If the PRC tax authorities determine that we are a PRC resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT Law also provides that, if a resident enterprise already invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempt from income tax, subject to certain qualifications. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiaries and investee company may be exempt from income tax. However, due to the short history of the EIT Law, it is unclear as to (i) the detailed qualification requirements for such exemption and (ii) whether dividend payments by our PRC subsidiaries and investee company to us will meet such qualification requirements, even if we are considered a PRC resident enterprise for tax purposes.

Interest and dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws, which may materially and adversely affect your investment in our ordinary shares or ADSs.

Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in China, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within China. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC withholding tax if such gain is regarded as income derived from sources within China. If we are considered a PRC “resident enterprise,” it is unclear whether the interest or dividends we pay with respect to our ordinary shares or ADSs, or the gain our non-PRC shareholders or ADS holders may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within China and be subject to PRC tax.

If we are required under the EIT Law to withhold PRC income tax on interest or dividends payable to our non-PRC shareholders that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our operating businesses in China, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and we rely principally on dividends and other distributions on equity paid by our operating businesses in China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If our operating businesses incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

As entities established in China, our operating businesses are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. For each of our operating businesses that is a Sino-foreign joint venture enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its reserve fund, enterprise development fund and employee bonus and welfare fund at percentages that are decided by its board of directors. For each of our operating businesses that is a wholly foreign owned enterprise, it may not distribute its after-tax profits to us if it has not already made contributions to its employee bonus and welfare fund at a percentage that is decided by its board of directors and to its reserve fund at a rate of no less than 10% of its net profit. A wholly foreign owned enterprise is required to continue making contributions to its reserve fund until such fund reaches 50% of its registered capital. These reserve funds may not be distributed as cash dividends. The total amount of our restricted net assets was RMB1,921.7 million ($272.4 million) as of December 31, 2008. In addition, if our operating businesses in China incur further debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Limitations on the ability of our operating businesses in China to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our operating businesses in China, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

Fluctuations in the value of RMB will affect the amount of our non-RMB debt service in RMB terms and affect the value of, and dividends payable on, our ADSs in foreign currency terms.

The value of RMB depends, to a large extent, on China’s domestic and international economic, financial and political developments and government policies, as well as the currency’s supply and demand in the local and international markets. For over 10 years from 1994, the conversion of RMB into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by People’s Bank of China in light of the previous day’s inter-bank foreign exchange market rates in China and the then current exchange rates on the global financial markets. The official exchange rate for the conversion of RMB into the U.S. dollar was largely stable until July 2005. On July 21, 2005, People’s Bank of China revalued RMB by reference to a basket of foreign currencies, including the U.S. dollar. As a result, the value of RMB appreciated by 2% on that day. Since then, China central bank has allowed the official RMB exchange rate to float against a basket of foreign currencies, and the RMB has further appreciated by 18.9% against the U.S. dollar as of December 31, 2008. There can be no assurance that such exchange rate will not fluctuate widely against the U.S. dollar or any other foreign currency in the future. Fluctuation of the value of RMB will affect the amount of our non-RMB debt service in RMB terms since we have to convert RMB into non-RMB currencies to service our foreign debt. Since our income and profits are denominated in RMB, any appreciation of RMB will also increase the value of, and any dividends payable on, our ADSs in foreign currency terms. Conversely, any depreciation of RMB will decrease the value of, and any dividends payable on, our ADSs in foreign currency terms.

Restrictions on currency exchange may limit our ability to receive dividends from our operating businesses in China and their ability to obtain overseas financing.

Our operating businesses in China may convert a portion of RMB held by them into foreign currencies to meet its foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our operating businesses in China are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. However, we cannot assure you that China government will not take measures in the future to restrict access to foreign currencies for current account transactions, including payment of dividends.

Foreign exchange transactions for capital account items, such as direct equity investments, loans and repatriation of investments, by our operating businesses in China continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the State Administration of Foreign Exchange. In particular, if our operating businesses in China borrow foreign currency-denominated loans from us or other foreign lenders, these loans must be registered with the local offices of the State Administration of Foreign Exchange. These limitations could affect their ability to obtain additional equity or debt funding that is denominated in foreign currencies.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit our ability to use the proceeds of this offering to make additional capital contributions or loans to our PRC operating businesses.

Any capital contributions or loans that we, as an offshore company, make to our PRC operating businesses, including from the proceeds of this offering, are subject to PRC regulations. For example, any of our loans to our PRC operating businesses cannot exceed the difference between the total amount of investment our PRC operating businesses are approved to make under relevant PRC laws and their respective registered capital, and must be registered with the local branch of the State Administration of Foreign Exchange as a procedural matter. In addition, our capital contributions to our PRC operating businesses must be approved by the National Development and Reform Commission and the Ministry of Commerce or their local counterpart and registered with the State Administration for Industry and Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC operating businesses or to fund their operations may be negatively affected, which could adversely affect their liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Furthermore, the State Administration of Foreign Exchange promulgated a new circular in August 2008 with respect to the administration of conversion of foreign exchange capital contribution of foreign invested enterprises into RMB. Pursuant to this new circular, RMB converted from foreign exchange capital contribution can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment or acquisition unless otherwise allowed by PRC laws or regulations. As a result, we may not be able to increase the capital contribution of our operating subsidiaries or equity investee and subsequently convert such capital contribution into RMB for equity investment or acquisition in China.

PRC State Administration of Foreign Exchange (“SAFE”) Regulations regarding offshore financing activities by PRC residents may increase the administrative burden we face. The failure by our shareholders who are PRC residents to make any required applications and filings required by such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

SAFE, issued a public notice (“SAFE #75”) effective from November 1, 2005, which requires our PRC resident shareholders to register with SAFE. If they do not register the PRC entity cannot remit any of its profits out of the PRC as dividends or otherwise. Our PRC resident largest shareholder, Mr. Du, has taken all necessary steps required by the local SAFE branch at Bazhou City to comply with SAFE #75 by filing a disclosure form regarding his ownership status; however, we cannot assure you that this disclosure document will be sufficient. It is also unclear exactly whether our other PRC resident shareholders must make disclosure to SAFE. While our PRC counsel has advised us that only the PRC resident shareholders who receive ownership of the foreign holding company in exchange for ownership in the PRC operating company are subject to SAFE #75, there can be no assurance that SAFE will not require our three other PRC resident shareholders to register and make the applicable disclosure. In addition, SAFE #75 requires that any monies remitted to PRC residents outside of the PRC be returned within 180 days; however, there is no indication of what the penalty will be for failure to comply or if shareholder non-compliance will be considered to be a violation of SAFE #75 by us or otherwise affect us.

In the event that the proper procedures are not followed under SAFE #75, we could lose the ability to remit monies outside of the PRC and would therefore be unable to pay dividends or make other distributions. Our PRC resident shareholders could be subject to fines, other sanctions and even criminal liabilities under the PRC Foreign Exchange Administrative Regulations promulgated January 29, 1996, as amended.

Because our principal assets are located outside of the United States and all of our directors and officers reside outside the United States, it may be difficult for you to enforce your rights based on U.S. Federal Securities Laws against us and our officers and some directors in the U.S. or to enforce a U.S. court judgment against us or them in the PRC.

All of our directors and officers reside outside the United States. In addition, our operating subsidiaries, Deli Solar (Bazhou), Deli Solar (Beijing) and Tianjin Huaneng are located in the PRC and substantially all of their assets are located outside of the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the U.S. Federal securities laws against us in the courts of either the U.S. or the PRC and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the U.S. Federal securities laws or otherwise.

Risks Related to Our Common Stock

We are not likely to pay cash dividends in the foreseeable future.

We intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future as we are contractually restricted from doing so. As a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries based in the PRC. Our PRC-based operating subsidiaries are subject to restrictions on their ability to make distributions to us, including restrictions on the conversion of local currency into U.S. dollars.

Our common stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Prior to the reverse merger our shares were not publicly traded although shares of the shell into whom we merged were thinly traded. Through the reverse merger, we have essentially become public without the typical initial public offering procedures which usually include a large selling group of broker-dealers who may provide market support after going public. We have undertaken efforts to develop market recognition for our stock, including through the retention of a public relations firm. As of May 21, 2009, there were 16,173,016 shares of our common stock issued and outstanding, and there were 2,515 holders of record of our outstanding shares of common stock. The market capitalization as of May 21, 2009 (excluding shares held by our affiliates) was approximately $6,134,437.64. As a result, there is limited market activity in our stock and we are too small to attract the interest of many brokerage firms and analysts. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained. Currently our common stock is quoted in the OTCBB market and the trading volume we will develop may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTCBB stocks and certain major brokerage firms restrict their brokers from recommending OTCBB stocks because they are considered speculative, volatile and thinly traded. The OTCBB market is an inter-dealer market much less regulated than the major exchanges and our common stock is subject to abuses and volatilities and shorting. Thus there is currently no broadly followed and established trading market for our common stock. An established trading market may never develop or be maintained. Active trading markets generally result in less price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded there.

The trading volume of our common stock has been limited and sporadic. As a result of this trading activity, the quoted price for our common stock on the OTCBB may not necessarily be a reliable indicator of its fair market value. Further, if we cease to be quoted, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock and as a result, the market value of our common stock likely would decline.

Our common stock is currently subject to the “penny stock” rules which require delivery of a schedule explaining the penny stock market and the associated risks before any sale.

Our common stock is currently subject to regulations prescribed by the SEC relating to “penny stocks.” The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price (as defined in such regulations) of less than $5 per share, subject to certain exceptions. On June 26, 2009 the average of the ask and bid price of our common stock was $0.34 per share. These regulations impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 and individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 (individually) or $300,000 (jointly with their spouse)). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of these securities and have received the purchaser's prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell the common stock and may affect the ability of investors to sell their common stock in the secondary market.

Our common stock is illiquid and subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

A large number of shares will be eligible for future sale and this may depress our stock price.

This is an offering of 1,000,000 shares of our common stock by the selling stockholders. As of May 21, 2009, there were 16,173,016 shares of our common stock issued and outstanding and 90,000 shares of Series A Preferred Stock (all of which are held in escrow and which are in the process of being released to the company). Assuming (i) exercise of the 650,602 shares that may be acquired on exercise of all of the outstanding placement agent warrants, and (ii) the exercise of the other outstanding warrants to purchase an aggregate of 5,441,080 shares of common stock, there will be 23,164,698 shares of common stock outstanding. Of these 23,164,698 shares (i) 1,000,000 shares are being registered for resale in this prospectus, (ii) 4,691,499 shares were registered for resale in a registration statement declared effective on December 17, 2008; (iii) 3,952,025 shares were registered for resale in a registration statement declared effective on July 18, 2006; (iv) the 4,067,964 shares issued in the reverse merger may be sold subject to the requirements of Rule 144; and (v) 508,734 shares underlying the class A warrants were registered for resale in the registration statement declared effective on February 7, 2008 and all of the 1,734,194 shares underlying the class A warrants currently outstanding and all of the 1,774,194 shares underlying the class B warrants may now be resold if purchased by way of a cashless exercise.

Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

We are authorized to issue “blank check” preferred stock, which can be issued without stockholder approval and may adversely affect the rights of holders of our common stock.

We are authorized to issue 25,000,000 shares of preferred stock, of which 3,500,000 shares have been designated as Series A Preferred Stock. As of June 10, 2009 there were 900,000 shares of Series A Preferred Stock (all of which are held in escrow and which are in the process of being released to the company). The Board of Directors is authorized under our Restated Articles of Incorporation to provide for the issuance of additional shares of preferred stock by resolution, and by filing a certificate of designations under Nevada law, to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued are likely to have priority over the common stock (but not the Series A Preferred Stock) with respect to dividend or liquidation rights. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control, which could have the effect of discouraging bids for our company and thereby prevent stockholders from receiving the maximum value for their shares. We have no present intention to issue any shares of this preferred stock in order to discourage or delay a change of control. However, there can be no assurance that preferred stock will not be issued at some time in the future.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information other than that contained in this prospectus. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. The prospectus will be updated and updated prospectuses made available for delivery to the extent required by the federal securities laws.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the selling stockholders, the securities or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or any selling stockholder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. The prospectus will be updated and updated prospectuses made available for delivery to the extent required by the federal securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND
OTHER INFORMATION CONTAINED IN THIS PROSPECTUS

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability and cash flows, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans and (e) our anticipated needs for working capital. They are generally identifiable by use of the words “may,” “will,” “should,” “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” or the negative of these words or other variations on these words or comparable terminology. These statements may be found under “Operating and Financial Reviewed and Prospects and Business,” as well as in this prospectus generally. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur. You should not place undue reliance on these forward-looking statements.

Currency

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to “yuan” or “RMB” are to the Chinese yuan (also known as the Renminbi). According to xe.com as of June 26, 2009, $1 = 6.83 yuan.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale of our common stock by the selling stockholders identified in the table below. Each of the selling stockholders acquired the shares of our common stock pursuant to the Escrow Agreement in connection with our private placement transaction completed on February 25, 2008. Each investor was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Except as set forth below none of the selling stockholders has held a position as an officer or director of the Company, nor has any selling stockholder had a material relationship of any kind with the Company. As of May 21, 2009, (i) Ardsley and its affiliates and (ii) The Quercus Trust may be deemed to be an “affiliate” by virtue of the fact that each is the beneficial owner of in excess of 10% of the outstanding common stock.

The table set forth below lists the names of the selling stockholders as well as the number of shares of common stock acquired by the selling stockholder pursuant to the Escrow Agreement which are being registered. Each selling stockholder may offer for sale all or part of the shares from time to time. The table below assumes that the selling stockholders will sell all of the shares offered for sale. A selling stockholder is under no obligation, however, to sell any shares pursuant to this prospectus.

Except for the private placement completed on February 25, 2008, we have not in the past been engaged in any prior securities transaction with any of the selling stockholders, any affiliates of the selling stockholders, or, after due inquiry and investigation, to the knowledge of the Company’s management, any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

After due inquiry and investigation and based on information provided by the selling stockholders, none of the selling stockholders has an existing short position in our stock and other than Ancora Greater China Fund LP, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Ancora is an affiliate of a broker dealer. At the time of purchase Ancora represented to us that it bought the securities in the ordinary course of business and they had no agreement or understanding directly or indirectly with any persons to distribute the shares held by them being registered.

Other than as described in this prospectus, the Company has not in the past three years engaged in any securities transaction with any of the selling stockholders, any affiliates of the selling stockholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons). In addition, other than in connection with the contractual obligations set forth in the securities purchase agreement (and the related registration rights agreement) entered into between the Company on one hand and each of the selling stockholders on the other hand, we do not have any agreement or arrangement with any selling stockholder with respect to the performance of any current or future obligations.

Name and Address of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering	Percentage of Shares Beneficially Owned Prior to Offering(1)(2)	Maximum Number of Shares of Common Stock to Be Resold	Total Number of Shares Beneficially Owned After Resale	Percentage Ownership After Resale
David Gelbaum and Monica Chavez as trustees of The Quercus Trust, 1235 Newport Blvd Costa Mesa, CA 92627	1,982,993	11.6%	399,660	1,583,333	9.2%
Peter Corsell 450 Alton Road, Apt 4002 Miami Beach, FL 33139	50,548	0.3%	8,881	41,667	0.2%
Hua-Mei 21st Century Partners, LP c/o Guerrilla Capital Management, LLC 237 Park Avenue, 9th Floor New York, NY 10017(3)	54,619	0,3%	54,619	—	—
Guerrilla Partners, LP c/o Guerrilla Capital Management, LLC 237 Park Avenue, 9th Floor New York, NY 10017(3)	16,431	*%	16,431	—	—
Ancora Greater China Fund, LP Ancora Advisors, LLC One Chagrin Highlands 2000 Auburn Drive Suite 300 Cleveland, OH 44122(4)	35,525	0.2%	35,525	—	—
Ardsley Offshore Fund, Ltd. c/o Ardsley Partners 262 Harbor Drive Stamford CT 06902(5)	446,264	2.6%	104,764	341,500	2.0%
Marion Lynton c/o Ardsley Partners 262 Harbor Drive Stamford CT 06902(5)	21,230	0.1%	3,730	17,500	0.1%
Ardsley Partners Institutional Fund, L.P. c/o Ardsley Partners 262 Harbor Drive Stamford CT 06902(5)	551,984	3.2%	96,984	455,000	2.7%
Ardsley Partners Fund II, L.P c/o Ardsley Partners 262 Harbor Drive Stamford CT 06902(5)	851,740	5.0%	149,740	702,000	4.1%
Chestnut Ridge Partners, LP c/o Chestnut Ridge Capital, LLC 10 Forest Avenue Paramus, NJ 07652(6)	121,315	0.7%	21,315	100,000	0.6%
Jayhawk Private Equity Fund, LP 5410 West 61st Place Suite 100 Mission KS 66205(7)	41,776	0.2%	41,776	—	—
Jayhawk Private Equity Co-Invest Fund, LP 5410 West 61st Place Suite 100 Mission KS 66205(8)	2,630	*%	2,630	—	—
The USX China Fund c/o Parr Financial Group 5100 Poplar Avenue Suite 3117 Memphis, TN 38137(9)	242,630	1.4%	42,630	200,000	1.1%
Punch Micro Cap Partners, LLC c/o Punch Associates Investment Management 3610 W 76th St, Ste 225 Edina, MN 55435(10)	21,315	0.1%	21,315	—	—

*	Less than 1%.
(1)	Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. Each listed selling stockholder has the sole investment and voting power with respect to all shares of common stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in the table.
(2)	As of May 21, 2009 there were 16,173,016 shares of our common stock issued and outstanding. In determining the percent of common stock beneficially owned by a selling stockholder on May 21, 2009, (a) the numerator is the number of shares of common stock beneficially owned by such selling stockholder, and (b) the denominator is the sum of (i) the 16,173,016 shares outstanding on May 21, 2009 and (ii) the number of shares of common stock which each of the selling stockholders has the right to acquire within 60 days of the date of this prospectus.
(3)	These entities are affiliated with each other. Peter Siris and Leigh S. Curry have shared voting and dispositive power over these shares.
(4)	John P. Micklitish has sole voting and dispositive power over the shares held by Ancora.
(5)	These entities are affiliated with each other. These entities in the aggregate are the beneficial owners of 2,021,718 shares of common stock (or approximately 12.5%). Ardsley Advisory Partners, a New York general partnership (“Ardsley”) serves as investment manager to, and has investment discretion over the securities held by Ardsley Offshore and the Marion Lynton, and serves as investment adviser to Ardsley II and Ardsley Institutional. Phillip J. Hempleman and Ardsley Partners I, a New York general partnership (“Ardsley Partners”) serve as the general partners of Ardsley II and Ardsley Institutional. Ardsley Partners also serves as the general partner of Ardsley. Philip J. Hempleman has ultimate voting and dispositive power over these securities.
(6)	Kenneth Pasternak has sole voting and dispositive power over the shares held by Chestnut Ridge.
(7)	Kent C. McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General Partner of Jayhawk Private Equity GP, LP, which is the General Partner of Jayhawk Private Equity Fund, L.P. and has voting power and investment power over securities held by Jayhawk Private Equity Fund, L.P.
(8)	Kent C. McCarthy is the Managing Member of Jayhawk Capital Management LLC, which is the General Partner of Jayhawk Private Equity GP, LP, which is the General Partner of Jayhawk Private Equity Co-Invest Fund, L.P. and has voting power and investment power over securities held by Jayhawk Private Equity Co-Invest Fund, L.P.
(9)	Stephen L. Parr has sole voting and dispositive power over the shares held by USX China Fund.
(10)	Howard Punch has sole voting and dispositive power over the shares held by Punch.

Background

On February 25, 2008 we entered into a securities purchase agreement with the selling stockholders and agreed that in the event that the Company’s after-tax net income for the fiscal year ending December 31, 2008 was less than $4.8 million, we would transfer to each selling stockholder on a pro rata basis for no additional consideration other than their respective investment amounts paid to the Company in the private placement, the 1,000,000 2008 Make Good Shares.

As of December 31, 2008, the after-tax net income target of $4.8 million has not been met. As such, on April 29, 2009, we distributed the 1,000,000 2008 Make Good Shares to the selling stockholders.

As of June 26, 2009 the closing price of our common stock was $0.35.

The agreements entered into with the investors include a securities purchase agreement, a registration rights agreement and various ancillary agreements, each dated February 25, 2008. The following is a summary of the material terms:

Securities Purchase Agreement

Representations; Warranties; Indemnification:  The securities purchase agreement contains representations and warranties by us and the investors which are customary for transactions of this type. The securities purchase agreement also obligates us to indemnify the investors for any losses arising out of any breach of the agreement or failure by us to perform with respect to the representations, warranties or covenants in the agreement.

Covenants:  The securities purchase agreement contains certain covenants on our part, including the following:

•	we are required to deliver 1,000,000 additional shares of common stock to the investors on a pro rata basis for no additional consideration in the event that the Company’s after-tax net income for the fiscal year ending December 31, 2008 is less than $4.8 million. We have delivered those shares to the investors and are registering them pursuant to the registration statement of which this prospectus forms a part;
•	we are required to deliver 1,000,000 additional shares of common stock to the investors on a pro rata basis for no additional consideration in the event that the Company’s after-tax net income for the fiscal year ending December 31, 2009 is less than $8.0 million;
•	we must use the proceeds of the financing for working capital purposes and not to repay any outstanding debt or to redeem or repurchase any equity securities;
•	we are required to hire a new full-time chief financial officer who is fluent in English and an expert in (x) GAAP and (y) auditing procedures and compliance for United States public companies within 45 days of the closing; and
•	during the six months following the closing date, we may not issue any “future priced securities” as such term is defined in NASDAQ Stock Market Rules IM-5439-4.

Registration Rights Agreement

For a description of the material terms of the registration rights agreement reference is made to “Summary — Offering by Selling Stockholders — Background.”

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	to cover short sales made after the date that this registration statement is declared effective by the SEC;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities covered by this prospectus in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares covered by this prospectus short sales of common stock made prior to the date on which this registration of which this prospectus form a part shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible for complying with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares pursuant to this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares (estimated to be approximately $18.97), but we will not receive any proceeds from the sale of the shares of common stock. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

USE OF PROCEEDS

We will not receive any of the proceeds from the sales of the shares of common stock by the selling stockholders.

MARKET PRICE OF AND DIVIDENDS OF COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTCBB under the symbol “CSOL.OB”. There has never been an active public market for shares of our common stock and trading has been characterized by low volume and high volatility.

The following table sets forth the high and low bid prices, in the over-the-counter market, as reported and summarized by the OTCBB, for each fiscal quarter during each of the fiscal years ended December 31, 2007 and December 31, 2008 and for the quarter ended March 31, 2009. These prices are based on inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

	High	Low
Period Ended March 31, 2009
03/31/2009	1.00	0.17
Year Ended December 31, 2008
03/31/2008	3.70	1.50
06/30/2008	2.36	1.36
09/30/2008	1.65	1.05
12/31/2008	1.41	0.70
Year Ended December 31, 2007
03/31/2007	3.73	3.50
06/30/2007	2.60	1.81
09/30/2007	3.45	1.75
12/31/2007	4.50	2.40

As of June 26, 2009, the closing price of our common stock was $0.35 per share.

Since the completion of the reverse merger, our common stock has traded sporadically and with high volatility. Consequently, our historical prices may not be an accurate indication of the future prices of our common stock.

Holders

As of May 21, 2009, there were 16,173,016 shares of our common stock issued and outstanding, and there were approximately 2,515 holders of record of our outstanding shares of common stock. This does not reflect the number of persons or entities who held stock in nominee or “street” name through various brokerage firms.

Dividends

We have never declared or paid any cash dividends on our common stock and are restricted from paying dividends both contractually and by virtue of the fact that we are a holding company. We currently intend to retain all earnings, if any, for use in business operations and we do not anticipate declaring any dividends in the near future.

The payment of dividends, if any, is at the discretion of the Board of Directors and is contingent on the Company's revenues and earnings, capital requirements, financial conditions and the ability of our PRC based operating subsidiaries Deli Solar Bazhou, Deli Solar (Beijing) and Tianjin Huaneng to obtain approval to send monies out of the PRC. The PRC's national currency, the Yuan, is not a freely convertible currency. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends.

In addition, under the terms of the certificate of designation which was filed in the office of Secretary of State for the State of Nevada on June 12, 2007 in connection with the issuance of the Series A Preferred Stock, we are restricted in paying dividends on our common stock.

Securities Authorized for Issuance Under Equity Compensation Plans

We currently do not have any equity compensation plans.

Penny Stock Regulations

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share. As of November 25, 2008, the last reported sale price of our common stock was $0.95 per share. Our common stock falls within the definition of penny stock and is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000 or $300,000, together with their spouse).

For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's prior written consent to the transaction. Additionally, for any transaction, other than exempt transactions, involving a penny stock, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell the common stock and may affect the ability of investors to sell their common stock in the secondary market.

Shares Eligible for Future Sale

There is no established trading market for our common stock. Future sales of substantial amounts of our common stock in the trading market could adversely affect market prices.

This is an offering of 1,000,000 shares of our common stock by the selling stockholders. As of May 21, 2009, there were 16,173,016 shares of our common stock issued and outstanding and 900,000 shares of Series A Preferred Stock (all of which are held in escrow and which are in the process of being released to the company). Assuming (i) exercise of the 650,602 shares that may be acquired on exercise of all of the outstanding placement agent, and (ii) the exercise of the other outstanding warrants to purchase an aggregate of 5,441,080 shares of common stock, there will be 23,164,698 shares of common stock outstanding. Of these 23,164,698 shares (i) 1,000,000 shares are being registered for resale in this prospectus, (ii) 4,691,499 shares were registered for resale in a registration statement declared effective on December 17, 2008, (iii) 3,952,025 shares were registered for resale in a registration statement declared effective on July 18, 2006, (iv) the 4,067,964 issued in the reverse merger may be sold subject to the requirements of Rule 144, and (v) 508,734 shares underlying the class A warrants were registered for resale in the registration statement declared effective on February 7, 2008 and all of the 1,734,194 shares underlying the class A warrants currently outstanding and all of the 1,774,194 shares underlying the class B warrants may now be resold if purchased by way of a cashless exercise.

Rule 144

In general, under Rule 144 as currently in effect, a person other than an affiliate, who has beneficially owned shares of common stock of a reporting issuer for at least six months is entitled to sell such shares without further limitations, provided, that current public information is available for such issuer for at least another six months.

Other Registration Rights

Other than the registration rights granted to (i) the investors and placement agent in the February 2008 private placement and (ii) the June 2007 investors (and the placement agent in that transaction) we have no other obligation to register under the Securities Act any of our shares of common stock. The registration rights granted to the June 2007 investors require us to register all of the shares underlying the class A warrants and the class B warrants.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Information — This section includes “forward-looking statements”. All statements, other than statements of historical facts, included in this section regarding the Company's financial position, business strategy and plans and objectives of management of the Company for future operations are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside of the Company's control, which could cause actual results to materially differ from such statements. While the Company believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and magnitude of technological advances; the prospects for future acquisitions; the competition in the solar water heaters and boilers industry and the impact of such competition on pricing, revenues and margins; uncertainties surrounding budget reductions or changes in funding priorities of existing government programs and the cost of attracting and retaining highly skilled personnel.

Overview

We are engaged in the solar and renewable energy business in the PRC. Our business is conducted through our wholly-owned PRC based operating subsidiaries, Bazhou Deli Solar, Beijing Deli Solar, and our indirect subsidiary Tianjin Huaneng (majority owned).

The Company has four reportable segments: solar heater/biomass stove/boiler related products, heat pipe related products, energy-saving projects and other products, which includes heat exchangers and other products that fall outside of the first three segments.

Bazhou Deli Solar designs, manufactures and sells renewable energy systems to produce hot water and for space heating in the PRC. Bazhou Deli Solar’s principal products are solar hot water heaters and multifunctional space heaters, including coal-fired boilers for residential use. Bazhou Deli Solar also sells component parts for its products and provides after-sales maintenance and repair services.

Beijing Deli Solar is principally engaged in the installation of large solar water heaters in construction projects in major cities in the PRC, including Beijing. However, so far there is no net revenue derived from Beijing Deli Solar.

Tianjin Huaneng manufactures heating products such as heating pipes, heat exchangers, specialty heating pipes and tubes, high temperature hot blast stoves, heating filters, normal pressure water boilers, solar energy water heaters and radiators.

SZPSP was principally engaged in the manufacture of solar hot water systems for commercial use. SZPSP’s solar energy products included flat plate solar collectors, solar water heater systems, central solar water heater systems and solar energy photovoltaic technology. Its customers included factories, hospitals, schools and hotels.

Approximately 46.8% of our net revenues for the fiscal year ended December 31, 2008 were derived from sales of our solar water heaters/biomass stove/boiler related products, 30.8% derived from sales of heat pipe related product 16.9% derived from sales of our energy saving projects, and 5.5% derived from sales of others. Approximately 76% of our net revenues for the fiscal year ended December 31, 2008 were derived from sales made to PRC based customers, with the remaining 24% from the international market.

Recent Developments

In 2008, the Company’s wholly-owned subsidiary Deli Solar Holding Ltd. entered into an agreement with Shenzhen Fuwaysun Technology Co., Ltd. (“Fuwaysun”) pursuant to which Deli Solar Holding acquired the outstanding shares of Fuwaysun. Deli Solar Holding loaned $3,000,000 to Fuwaysun, which amount will automatically become part of the purchase price in the event both parties complete the share transfer and investment plan agreed on between the parties within six months from the date of execution of the agreement. In the event the parties do not complete the share transfer and investment plan within six months from the date of execution of the agreement Fuwaysun will return the principal amount of the loan plus interest to Deli Solar Holding. In the event the parties do not complete the share transfer and investment plan within six months from the date of execution of the agreement Fuwaysun shall return the principal amount of the loan plus interest to Deli Solar Holding. On April 9, 2009, the Board approved an amendment to the Fuwaysun agreement to extend the period of time for the consummation of the Fuwaysun Acquisition until June 30, 2009.

On September 6, 2006, the Company entered into an Agreement of Intent on Share Transfer (the “Xiongri Agreement”) to acquire 60% of the outstanding equity interest of Shenzhen Xiongri Solar Energy Heating Co., Ltd. (“Xiongri”) from its sole shareholder (“Xiongri Acquisition”). Among other things, pursuant to the Xiongri Agreement, the Company agreed to loan to the shareholder of Xiongri two loans in the aggregate amount of RMB10,000,000, which loans would serve as a purchase price payment in the Xiongri Acquisition if Xiongri reached certain net profits in 2006, as specified in the Xiongri Agreement. On April 9, 2009, the Board approved an amendment to the Xiongri Agreement to extend the time period for the consummation of the Xiongri Acquisition, including all closing conditions to be performed as set forth in the Xiongri Agreement, to June 30, 2009.

On July 6, 2009, Beijing Deli Solar entered into a termination agreement (the “Termination Agreement”) with the three shareholders of SZPSP terminating the agreements wherein Beijing Deli Solar acquired 100% of the outstanding equity interests of SZPSP. Pursuant to the Termination Agreement, the three shareholders of SZPSP will return to Beijing Deli Solar the RMB28,800,000 in cash and 939,364 shares of our common stock they received in connection with Beijing Deli Solar's acquisition of the equity interests in SZPSP and also pay to Beijing Deli Solar a portion of SZPSP's net profit for the period from April 1, 2008 to March 31, 2009, an amount which will be determined at a future date by SZPSP's shareholders and Beijing Deli Solar.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires us to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Note 2 to the consolidated financial statements describe the significant accounting policies and methods used in the preparation of the consolidated financial statements. The areas described below are affected by critical accounting estimates and are impacted significantly by judgments and assumptions in the preparation of the consolidated financial statements. Actual results could differ materially from the amounts reported based on these critical accounting estimates.

Revenue Recognition

Product sales are recognized when the products are delivered to and inspected by customers and title has passed. Bazhou Deli Solar provides a three-year standard warranty on all of the products it manufactures. Under this standard warranty program, repair and replacement of defective component parts are free of any charge during the first year following the purchase. In the second and third year, replacement parts must be paid for by the customer but not the labor. Most of our warranty services are performed by our independent sales agents and distributors in return for a 1 – 2% discount of the purchase price they pay for our products. Accordingly, we have recorded no liability for warranty reserve. We also allow our sales agents and distributors to return any defective product for exchange.

Sales-type Leases

The Company engages in installing energy-saving facilities and leases the equipment to customers. The Company will transfer all benefits, risks and ownership of the leased property to the customers at the end of the lease term. The Company's investment cost in these projects is recorded as Sales-type leases in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases” and its various amendments and interpretations. The sales and cost of goods sold is recognized at the point of sales. The investment in sales-type lease consists of the sum of the total minimum lease payments receivable less unearned interest income. Unearned interest income is amortized to income over the lease term as to produce a constant periodic rate of return on the net investment in the lease. The gross investment on sales-type lease is recorded as net of unearned interest Income.

Sales-type leases are generally placed in a non-accrual status (i.e., no revenue is recognized) when payments are more than 90 days past due. Additionally, management periodically reviews the credit worthiness of all sales-type lessees with payments outstanding less than 90 days. Based upon management's judgment, sales-type lessees with balances less than 90 days delinquent may be placed in a non-accrual status. Leases placed on non-accrual status are only returned to an accrual status when the account has been brought current and management believes recovery of the remaining unpaid lease payments is probable.

Allowance for Doubtful Accounts

Our business operations are conducted in the PRC. We extend unsecured trade credit to our relatively large customers according to their sales volume and historical payment records. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Property, Plant and Equipment

Building, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded utilizing the straight-line method over the estimated original useful lives of the assets. Amortization of leasehold improvements is calculated on a straight-line basis over the life of the asset or the term of the lease, whichever is shorter. Major renewals and betterments are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales.

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired. We consider assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. We also re-evaluate the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2008, we expect these assets to be fully recoverable.

Business Combinations, Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations. SFAS 141 requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Impairment of Long-lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, a long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

Key Items in 2008

Significant financial items during 2008 include:

•	Increase by us of ownership in Tianjin Huaneng from 51% to 91.8% through purchase of additional equity interests from minority shareholders and additional contribution to Tianjin Huaneng’s registered capital; and
•	Acquisition of SZPSP.

Results of Operations

Net Revenues

An analysis of the Company’s revenues and gross profits for each segment is as follows:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
Revenue:
Solar water heaters/boilers & space heaters	$1,547,847	$2,829,815
Heat-pipe related products and equipment	3,569,068	5,470,261
Energy-saving projects	369,105	—
Solar heat collector and others	709,671	—
	$6,195,691	$8,300,076

Overall:  Net revenues for the three months ended March 31, 2009 were $6,195,691 as compared to $8,300,076 for the same period last year, a decrease of $2,104,385 or 25.4% compared to the same period in 2008. The decrease in sales was primarily attributable to a weakening economy. Sales for industrial enterprises in China are usually slow for the first quarter due to the long holiday season around Chinese Lunar New Year. We expect net revenue to increase during the rest of the year with the completion of pending projects in the first quarter and collection of the account receivables corresponding to these projects.

Solar Heater/Boiler Related Products:  Net revenues for these products for the three months ended March 31, 2009 were $1,547,847 as compared to $2,829,815 for the same period last year, a decrease of $1,281,968 or 45.3%. The decrease in net revenues derived from solar heaters and boiler related products was due to lower average selling price as a result of increased competition and a weakening economy. We expect price competition to continue for the remainder of 2009.

Heat Pipe Related Products and Equipments:  Net revenues for the three months ended March 31, 2009 were $3,569,068 compared to $5,470,261 for the same period last year, a decrease of $1,901,193 or 34.8%. The decrease in sales of heat pipe related products and equipment were a result of slowdown in demand amid the economic downturn. The average selling price decreased as a result of increased competition. We expect an increase in sales of heat pipe-related products and equipment in the second half due to traditional seasonal increased market demand for boiler related products as winter approaches and as a result of aggressive investment in infrastructure construction as part of its stimulus initiative by the Chinese government to revive the economy. This potential increase in sales will be negatively affected by the continuing price competition for the rest of 2009.

Energy Saving Projects:  Net revenues for the three months ended March 31, 2009 were $369,105 compared to $0 for the same period last year. The sales of energy saving projects were attributable to the acquisition of SZPSP that was completed on April 1, 2008.

Solar Heat Collector and Others:  Net revenues for the three months ended March 31, 2009 were $709,671 compared to $0 for the same period last year. The sales of solar heat collectors and others were attributable to the acquisition of SZPSP completed on April 1, 2008.

Gross Profit

	For the Three Months Ended March 31, 2009	For the Three Months Ended March 31, 2008
Revenue:
Solar water heaters/boilers & space heaters	$328,312	$574,893
Heat-pipe related products and equipment	846,193	1,880,167
Energy-saving projects	10,027	—
Solar heat collector and others	19,280	—
	$1,203,812	$2,455,060

Overall:  Gross profit margin for the three months ended March 31, 2009 decreased by approximately 10% from the corresponding period in 2008. This was primarily due to a decrease in sales of low-margin products such as household water heaters and the relatively higher cost of key raw materials such as stainless steel. The Company added stockpiles when the stainless steel price was higher, which translated to a higher production cost and lower gross profit. We expect the gross profit for lower margin products, such as household water heaters, to decrease as a result of increasingly intensive competition in the market, while the gross profit for higher margin products, such as large-scale projects and equipment, is to increase for the remainder of the year with the completion of pending projects and new orders for equipment.

Solar Heater/Boiler Related Products:  Gross profit margin remained fairly constant for the three months ended March 31, 2009 (21%) compared to the three months ended March 30, 2008 (20%). Although we anticipate an increase in market demand in boiler-related products as winter approaches, we expect the profit margin for household solar water heater/boilers to decrease as the price competition is likely to continue for the remainder of 2009.

Heat Pipe Related Products and Equipments:  Gross profit margin for the three months ended March 31, 2009 was approximately 34%, a decrease of 10% from the corresponding period last year. The decrease in gross profit margin was due to the lower average product sales price as a result of increased competition for these products.

Energy Saving Projects:  Gross profit for the three months ended March 31, 2009 was $10,027 (2.7% margin). The profit margin for this category is attributable to the decrease in average selling price and increase in expenditure for the product promotion and marketing campaigns launched during the first three months in SZPSP. We expect the gross profit for energy-saving projects to increase due to an increase in government orders for infrastructure construction. There were no sales of these products in the corresponding period for the prior year as SZPSP was our subsidiary in the first quarter of 2008.

Solar Heat Collector and Others:  Gross profit for the three months ended March 31, 2009 was $19,280 (2.7% margin). The profit margin for this category is attributable to the decrease in average selling price and increase in expenditures for the product promotion and marketing campaigns launched during the first three months in SZPSP. There were no sales of these products in the corresponding period for the prior year as SZPSP was not one of the subsidiaries in the first quarter of 2008.

Operating Expenses

Operating expenses for the three months ended March 31, 2009 were $2,117,231, as compared to $1,253,383 for the same period in 2008, an increase of $863,848, or 68.9%. The overall increase in operating expenses was primarily due to the acquisition of SZPSP and the subsequent increase in sales and marketing expenses detailed below.

Depreciation and amortization expense increased to $304,988 as compared to $149,167 for the same period last year. The increase was mainly due to an increase in depreciation and amortization expense as a result of the acquisition of SZPSP.

Selling and distribution expense increased to $545,899 as compared to $502,563 for the same period last year. The increase was mainly due to increased expenses incurred in the development of sales networks and promotion programs.

General and administrative expenses were $1,266,344 and $601,653, or approximately 20.4% and 7.2% of sales, for the three months ended March 31, 2009 and 2008, respectively. The net increase of $664,691 was mainly due to the acquisition of SZPSP.

Net Income

Net income (loss) was ($940,548) for the three months ended March 31, 2009, compared to $389,651 in the same period last year, a decrease of $1,330,199 or approximately 341.4%. The net loss was due to a slowdown in sales amid a weakening economy and price competition among peer companies.

Liquidity and Capital Resources

Net cash used in operating activities was $829,589 and $4,104,526 for the three months ended March 31, 2009 and 2008, respectively. The decrease in net cash used by operations was mainly due to the decrease in sales.

Net cash used in investing activities was $280,208 and $730,974 for the three months ended March 31, 2009 and 2008, respectively.

Net cash provided by financing activities was $0 and $10,102,656 for the three months ended March 31, 2009 and 2008, respectively.

We believe that current cash will be sufficient to meet anticipated working capital and capital expenditures for at least the next twelve months. However, we need to require additional cash for further development of business, including any investments or acquisitions we may decide to pursue. We cannot assure you that such funding will be available.

Cash

Cash and cash equivalents decreased to $1,361,842 at March 31, 2009 from $2,404,996 at December 31, 2008, primarily as a result of decrease in sales.

Accounts Receivable

During the three months ended March 31, 2009, account receivable decreased to $6,658,667 from $7,284,255 as of December 31, 2008, primarily due to consolidation with SZPSP. We evaluate the need for an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. If actual collections experience changes, revisions to the allowance may be required. Based upon the aforementioned criteria, there were no the allowances for doubtful accounts during the three months ended March 31, 2009.

Inventory

Inventories as of March 31, 2009 increased to $7,240,423 from $6,950,844 as of December 31, 2008 principally because of consolidation with SZPSP and an increase in inventories of raw materials by Tianjin Huaneng. The inventory mainly consists of finished goods waiting for transportation or installation.

Other Receivables and Prepayments

Other receivables and prepayments as of March 31, 2009 decreased to $6,706,201 from $7,870,575 as of December 31, 2008. Other receivables and prepayments mainly consist of prepaid expenses and deposits.

Accounts Payable

Accounts payable as of March 31, 2009 decreased to $4,696,729 from $5,301,349 as of December 31, 2008 primarily due to the payments made to creditors under the term of credit agreements.

Other Payables and Accrued Liabilities

Other payables and accrued liabilities as of March 31, 2009 decreased to $7,343,061 from $8,386,698 as of December 31, 2008, primarily due to consolidation with SZPSP. The decrease is mainly due to decrease in accrued expenses, customer deposits, other payables including, income taxes payable and deferred revenue.

2008 Compared to 2007

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	2008	2007
Revenue:
Solar Heater/Biomass Stove/Boiler related products	$25,098,563	$26,693,850
Heat Pipe related products	16,554,371	7,002,015
Energy-saving projects	9,078,203	3,376,481
Solar Heat collector and others	2,952,514	—
Total	53,683,651	$37,072,346

Overall:  Sales increased to $53,683,651 for 2008 as compared to $37,072,346 for 2007, an increase of approximately $16,611,305 or 44.8%. This increase was primarily due to increased sales by Tianjin Huaneng and SZPSP. We acquired Tianjin Huaneng and commenced selling heat pipe related products on July 1, 2007. We acquired the entire equity interest in SZPSP in March 2008.

Solar Water Heater/Biomass Stove/Boiler Related Products:  Net revenues of this product segment decreased to $25,098,563 for 2008 from $26,693,850 for 2007, a decrease of $1,595,287 or 6.0%. The decrease in sales of these products was primarily because we added a fourth segment — solar heat collectors and others — and accounted for the net revenues of certain products under this fourth segment instead of the solar water heater/biomass stove/boiler related products segment as we did in 2007. To a lesser extent, this decline was also due to a decrease in the selling prices of our solar water heaters and boiler related products, which constituted the vast majority of our total sales of this segment. The prices of our solar water heaters and boiler related products have been declining due to increased competition.

Heat Pipe Related Products:  Net revenues increased to $16,554,371 in 2008 from $7,002,015 in 2007, an increase of $9,552,356 or 136.4%. This increase was mainly due to the fact that we did not begin to sell heat pipe related products until we acquired Tianjin Huaneng on July 1, 2007.

Energy-Saving Projects:  Net revenues increased to $9,078,203 for 2008 from $3,376,481 for 2007, an increase of $5,701,722 or 168.9%. This increase was mainly due to our acquisition of SZPSP in March 2008.

Solar Heat Collectors and Others:  Net revenues were $2,952,514 for 2008 as compared to none for 2007. We did not account for these products as a separate segment prior to 2008. We added this segment in 2008 after we acquired SZPSP and had more sales of these products.

Cost of Revenue

The following table sets forth a breakdown of our cost of revenue for the periods indicated:

	2008	2007
Cost of Revenue:
Solar Heater/Biomass Stove/Boiler related products	$20,741,274	$21,021,407
Heat Pipe related products	13,680,415	5,181,491
Energy-saving projects	7,502,163	2,569,180
Solar Heat collectors and others	2,439,936	—
Total	$44,363,788	$28,772,078

Overall:  Cost of revenue was $44,363,788 for 2008, an increase of $15,591,710 or 54.2% from $28,772,078 for 2007. This increase was primarily attributable to an increase in our material costs, generally in line with our increased net revenues.

Solar Water Heaters/Biomass Stove/Boiler Related Products:  Cost of revenue decreased $280,133, or 1.3%, to $20,741,274 for 2008 from $21,021,407 for 2007, mainly because we accounted for certain products under the solar heat collector and others segment in 2008 instead of this segment as we did in 2007.

Heat Pipe Related Products:  Cost of revenue increased to $13, 680,415 for 2008, an increase of $8,498,924 or 164.0% from $5,181,491 for the prior year. This increase was primarily attributable to the increased cost of steel during the first nine months of 2008.

Energy-Saving Projects:  Cost of revenue increased to $7,502,163 for 2008, an increase of $4,932,983 or 192.1% from $2,569,180 for the prior year. This increase was in line with the increase in our sales of such products in 2008.

Solar Heat Collectors and Others:  Cost of revenues was $2,439,936 for 2008 as compared to none for 2007 as we commenced sales of these products in 2008. We did not account for these products as a separate segment prior to 2008.

Gross Profit

The following table sets forth a breakdown of our gross profit for the periods indicated:

	2008	2007
Gross Profit:
Solar Heater/Boiler related products	$4,357,289	$5,672,443
Heat Pipe related products	2,873,956	1,820,524
Energy-saving projects	1,576,041	807,301
Solar Heat collector and others	512,577	—
Total	9,319,863	$8,300,268

Overall:  As a result of the foregoing, gross profit for 2008 was $9,319,863, compared to $8,300,268 for 2007, an increase of $1,019,595 or 12.3%.

Gross margin (gross profit as a percentage of sales) in 2008 was approximately 17.4% compared to approximately 22.4% in 2007. Our profit margin decreased in 2008 primarily because a decrease in the selling prices of our products as we faced increased competition in the industry.

Solar Heater/Biomass Stove/Boiler Related Products:  Gross profit from this segment decreased to $4,357,289 in 2008 from approximately $5,672,443 for 2007, or a decrease of $1,315,154 or 23.2%. The decrease in gross profit is due primarily to two factors. First, we accounted for certain products under the solar heat collector and others segment in 2008 instead of this segment as we did in 2007. Second, the selling prices were lower in 2008 as we faced increased competition from our competitors. Accordingly, our gross margin for this segment also decreased in 2008 to 18.4% as compared to 21.2% in 2007.

Heat Pipe Related Products:  Gross profit on the sale of heat pipe related products increased by $1,053,432, or 57.9%, to $2,873,956 for 2008 from $1,820,524 for 2007. Gross margin (gross profit as a percentage of sales of these products), however, decreased to 17.4% in 2008 from approximately 26.0% for 2007.

Energy-Saving Projects:  Gross profit increased to $1,576,041 for 2008 from $807,301 for 2007, reflecting an increase of $768,740 or 95.2%. This increase was mainly due to the fact that we acquired SZPSP in March 2008. Gross margin (gross profit as a percentage of sales of these products), however, decreased to 17.4% in 2008 from approximately 23.9% for 2007.

Solar Heat Collector and Others:  Gross profit was $512,577 for 2008 since we did not account for these products as a separate segment prior to 2008.

Operating Expenses

Operating expenses increased to $9,077,912 for 2008 as compared to $5,114,634 for 2007. This represented an increase of $3,963,278 or about 77.5%.

Depreciation and amortization increased by $672,621, or 237.8%, to $955,443 for 2008 from $282,822 for 2007, mainly due to our depreciation and amortization by Tianjin Huaneng and SZPSP.

Selling and distribution expenses increased to $3,995,401 for 2008 from $827,839 for 2007, representing an increase of $3,167,562, or 382.6%, due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force, including through our acquisition of Tianjin Huaneng and SZPSP.

General and administrative expenses increased by $123,096, or 3.1%, to $4,127,069 for 2008 from $4,003,973 for 2007. This increase included liquidated damages of approximately $523,026 paid to certain investors due to our delay in effecting a registration pursuant to our registration rights agreement with such investors in our February 2008 private placement. The increase was also attributable to the consolidation of SZPSP and expenses such as legal fees related to our February 2008 private placement.

Income (Loss) from Operations:

As a result of the foregoing, income from operations for 2008 was $241,951, as compared to $3,185,634, representing a decrease of $2,943,683 or 92.4%.

Total Other Income (Expenses)

Total other expenses were $3,392,973 in 2008, as compared to total other income of $154,576 for 2007. Total other expenses comprised mostly losses on non-recurring items of $3,012,488.12, including goodwill impairment of $2,314,389 related to our acquisition of SZPSP and inventory write-downs by Tianjin Huaneng of $101,799 (RMB695,753) and Deli Solar (Bazhou) of $71,544 (RMB488,975) for obsolete inventories.

Income Taxes

Our income taxes decreased to $193,418 in 2008 from $615,325 in 2007, primarily due to reduced income by certain of our PRC subsidiaries.

Minority Interest

Minority Interests were $818,893 for 2008 as compared to $199,744 for 2007 due to share of profits by minority interests from consolidation with Tianjin Huaneng.

Net Income (Loss)

As a result of the foregoing, we incurred a net loss of $4,163,332 in 2008, as compared to net income of $2,525,141 for 2007.

Liquidity and Capital Resources

Net cash used in our operating activities was $4,637,112 for 2008, as compared to net cash provided by operations of $4,673,831 for 2007. This was mainly due to an increase in inventories, an increase in payments made in advance to suppliers, and our increased production costs for energy saving projects.

Net cash used in investing activities was $9,007,996 for 2008, as compared to $5,419,926 for 2007. The increase was due to acquisition of SZPSP, purchase of additional equity interests from Tianjin Huaneng minority shareholders and contribution to additional registered capital of Tianjin Huaneng, and the purchase of new facilities and assembly lines in connection with the SZPSP acquisition.

Net cash provided by financing activities was $10,102,656 for 2008, as compared to $2,400,306 for 2007. The increase was primarily due to the purchase of 4,691,499 shares of common stock by the investors in our February 2008 private placement and the exercise of 75,000 warrants.

We believe that current cash will be sufficient to meet anticipated working capital and capital expenditures. However, we need to require additional cash resources for future developments of business, including any investments we may decide to pursue.

Cash

Cash and cash equivalents decreased to $2,404,996 at December 31, 2008 from $5,466,637 at December 31, 2007. This was primarily due to two loans we made to Shenzhen Fuwaysun Technology Co., Ltd. in the amount of $3,000,000 and RMB3,000,000 ($424,352) and our increased spending on working capital and capital expenditures, partially offset by the net proceeds of $9,995,156 we received from the sale of stock to investors in February 2008. While we anticipate that our cash flow will be sufficient to support our operations for the next 12 months, we will need to raise additional equity capital to make further acquisitions. There can be no assurance that financing will be available to us, or that if available, that it will be available on satisfactory terms.

Accounts Receivable

During 2008, accounts receivable, net decreased by 2.3% to $7,284,255 from $7,453,009 at the end of 2007, primarily due to our acquisition of Tianjin Huaneng and SZPSP. Tianjin Huaneng and SZPSP both have a large balance of accounts receivable. SZPSP engages in installing energy-saving facilities and leasing the equipment facilities to customers.

We evaluate the need for an allowance for doubtful accounts based on specifically identified amounts that we believe to be uncollectible. If actual collections experience changes, revisions to the allowance may be required. Based upon the aforementioned criteria, the allowances for doubtful accounts for 2008 were $845,034, as compared to $766,795 for 2007.

Inventory

Inventories as of December 31, 2008 increased by 87.4% to $6,950,844 from $3,875,658 as of December 31, 2007 primarily due to our acquisition of Tianjin Huaneng and SZPSP. The inventory mainly consists of finished goods waiting for transportation or installation and unfinished energy saving projects.

Other Receivables and Prepayments

Other receivables and prepayments as of December 31, 2008 increased to $7,870,575 from $1,637,948 as of December 31, 2007, primarily due to our loan agreements to Fuwaysun and loan agreements to Xiongri. Other receivables and prepayments mainly consist of advances to suppliers, prepaid expenses and customers’ deposits.

Property, Plant and Equipment

Property, plant and equipment as of December 31, 2008 increased to $15,366,009 from $8,819,216 as of December 31, 2007 primarily due to our acquisition of Tianjin Huaneng and SZPSP. The increase is mainly contributable to an increase in buildings, plant and machinery and office equipment.

Goodwill

We recorded goodwill of $2,284,903 as of December 31, 2008, compared with $1,789,324 as of December 31, 2007. The increase was primarily due to our increased shareholding of Tianjin Huaneng and acquisition of SZPSP.

Intangible Assets

Intangible assets refer to land use rights of the Company. The amount increased from $1,597,921 as of December 31, 2007 to $1,709,184 as of December 31, 2008 primarily due to our acquisition of Tianjin Huaneng and SZPSP. All of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreement which is 50 years, on a straight-line basis.

Accounts Payable

Accounts payable as of December 31, 2008 increased to $5,301,349 as of December 31, 2008 from $2,111,028 as of December 31, 2007.

Income Tax Payable

Income tax payable of $2,236,298 decreased as of December 31, 2008 primarily due to our reduced income.

Other Payables and Accrued Liabilities

Other payables and accrued liabilities as of December 31, 2008 decreased to $8,386,698 from $8,552,452 as of December 31, 2007 primarily due to consolidation with SZPSP. The increase mainly comprised of increases in accrued expenses, customer deposits, other payable, taxes payable and deferred revenue.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

BUSINESS

Overview

We manufacture and distribute solar water heaters, renewable energy solutions, and space heating devices in the PRC. Our product lines consist of solar hot water heaters, multifunctional space heating products, waste heat recovery systems and energy-saving heating product resales. Our business is conducted through our wholly-owned PRC-based operating subsidiaries, Deli Solar Bazhou and our majority-owned subsidiary Tianjin Huaneng.

Growth Strategy

Organic and Acquisition-Oriented Growth

Our business strategy includes organic growth through our core businesses and acquisition-oriented growth through opportunistic acquisitions and investments. As part of our business strategy, we review acquisition and strategic investment prospects that we believe would complement our current product offerings, increase our market coverage or enhance our technical capabilities, or otherwise offer growth opportunities. In addition, we also consider opportunities related to investing in new businesses and we expect to make investments in, and to acquire businesses, products, or technologies in the future.

One of the key factors for enhancing our organic growth is our human resources growth strategy. We plan to strengthen our technical capability through recruiting specialized personnel, internal training and outside technology collaborations, including our technical research and development and support services, which will help facilitate our plan to enter into the high-end solar technology market. At the same time, we expect to recruit management executives to help execute our growth oriented strategies. Another key factor in the development of our core business and markets is our emphasis on brand recognition. We plan to increase the amount and type of our product advertisements, establish a nationwide sales channel and export channel, hold technology promotion conferences, increase public relations activities and create an after-sales service network.

Governmental Environmental Policy Support

In “The Guidelines of the Eleventh Five-Year Plan for National Economic and Social Development” authorized by the tenth session of PRC National People's Congress, it is provided that the energy consumption per unit of GDP should be reduced by approximately 20% percent and that the total major pollutant emissions should be reduced by 10%. In addition, the Energy Conservation Law was enacted in 2008 along with the Guidelines for Public Building Energy Conservation and the Guidelines for Civilian Building Energy Conservation. These policies provide significant business opportunities for low-carbon industries, including energy conservation, renewable energy and new energy industries. Since solar energy is considered a renewable energy, its application and promotion are strongly supported by the PRC government. We believe that such government policies may help us increase our solar energy water heater sales in China and also further increase our growth opportunities in other low-carbon industries, and to develop new markets.

Low-Carbon Industry Opportunities

The PRC government’s policy to reduce the CO2 emissions provides significant business opportunities for the low-carbon industry. Our investments in this area will include direct investments, technical collaborations and market cooperation. Opportunities in the low-carbon market include performance of energy efficiency evaluations, energy conservation programs, and energy conversion options, utilization of renewable energy, clean energy and new energy alternatives. We plan to recruit professionals with expertise in energy efficiency evaluation services and provide energy conservation and conversion services through the EPC method (Energy Performance Contracting). The potential market for energy conservation in China is significant, and the investment costs for such industry is relatively low. We believe that if we can successfully recruit personnel with technological expertise and develop marketable technological products to address the low-carbon industry market, our business in this market should develop rapidly.

Rural Market Opportunities

We market our products in both the urban and the rural markets in the PRC. While most solar hot water manufacturers focus on the urban market, we have always focused on the rural market because the size of the rural market in the PRC is, we believe, about eight times larger than that of the urban market. Further, we believe our rural customers regard purchasing a hot water heater as a long-term investment in a durable good, more so than urban customers.

We have eight years of marketing and sales experience in rural areas. Presently, we sell our solar water heaters and space heaters primarily in the rural areas of the north-east part of the PRC including Hebei, Beijing, Tianjin, Heilongjiang, and Liaoning, where there is prolonged sunny and dry weather. Our marketing and sales team works with our agents to educate our end users and inform them of the utility, functionality and comparative cost advantages of our products as compared to electricity and gas water heaters. As a result of the feedback from rural customers, we have been able to design our products to meet their specific needs and concerns.

Technical Capabilities

We will enhance our technical strength through recruiting high-end technical professionals, especially the inventors who have the rights to the patents in the relevant fields. At the same time, we plan to establish strategic alliances with national scientific and research institutions in the energy field. In addition, we further plan on developing the collaborations with industrial design institutions and large construction corporations, capitalizing on the production capacity of Tianjin Huaneng and its ability to participate in the bids of EPC projects (Engineering/Procurement/Construction Contractor).

Brand Strategy

Brand Identity

We further plan on strengthening our corporate identification system (CIS) to transform our core culture into a vigorous slogan though repetition in our advertisements, enterprise outward appearances, product packaging and product instruction booklets, as well as in various promotional activities and public relations events. We will use the same slogan to create a unified image to the public for all of our different brands.

Advertising

Based on various advertising effectiveness studies in the PRC, we believe that large scale advertising on TV and other mass media can have a significant impact on rural residential purchase decisions. We spent approximately $1,423,914, or 2.7% of sales, on advertising in 2008 compared to $1,415,493, or 3.8% of sales, on advertising in 2007.

Business Promotion

As a specialty product manufacturer, technical seminars and public relations activities are an important part for our business. We need to communicate with our customers with regard to the company and our culture, technology, values and services and we also invite the participation of governmental officers, who are responsible for the development of energy, financial and tax and technology policies, in our activities. In addition, we organize activities for various industries for them to communicate and exchange ideas about their technologies. Such activities help promote our company and its efforts and products.

Our Multi-Brand Strategy

In order to position our products in different tiers of markets, we have utilized a multi-brand approach. Our solar hot water heater brands include: “Ailiyang,” “De Yu” and “Deli Solar.” Ailiyang is not a registered trademark. Our space heating brands include “De Yu” and “Du Deli”. Each of these brands targets a different type of customer. We classify the brand names of the solar hot heaters into three types: Premium, Standard, and Economy, and space heating products into two types: Premium and Standard. Below are some of our products and related brand names and classifications:

Our Brand Name	Classification
Solar Water Heaters
Deli Solar	Premium
DeYu	Standard
Space Heating Series
Du Deli	Premium
DeYu	Standard

We intend to achieve the following objectives through the Multi-Brand Strategy:

•	to target different products in different tiers of the same geographical market;
•	to eliminate agency dominance in a regional market by granting non-exclusive agencies to more than one distributor in a region;
•	to create competition among agents by assigning only one specific brand of our products to one distributor in a sales region so that each different distributor will be responsible for selling a brand different from other distributors in the same geographical region. We periodically evaluate the performance of distributors in the same region, and then provide suggestions to help them perform better. In addition, we also encourage them to increase sales of our premium products; and
•	to increase the market share of our products.

Our Distribution and Agency Network

We use a network of wholesalers, dealers and retailers to distribute our products. After we manufacture and assemble our products, we sell them to our wholesalers, generally located in major cities or provincial hubs, who then sell our products on to a network of smaller distributors, or dealers, in outlying areas. Sometimes when the dealers are closer to our warehouse, we also sell directly to dealers to simplify the payment process and reduce transportation costs. Because these dealers are usually developed by the wholesalers, each direct sale to a dealer will be recorded on the account of the wholesaler who developed the business relationship with such dealer. Our end users purchase their products from either wholesalers or dealers, who also handle the installation and warranty service of the systems for the end users. We also have a marketing department consisting of approximately 87 marketing and sales personnel who collect feedback from our customers and other market information for our management and our product development team. In 2009, we plan on developing certain foreign markets, and establishing the regional sales and service networks through cooperating with local agencies.

Our After-Sales Services Network

We are in the process of implementing an after-sales services network in parallel with our national sales and distribution network. Our after-sales services are primarily performed by our sales agents and distributors. We have begun to provide technical training to our 300 domestic distributors in order to provide after-sales services to our end users. We believe local distributors are enthusiastic to have the ability to provide after-sales services to the end users, which also provides the distributors with a new source of revenue. One additional benefit to us provided by the after-sales services network is the ability to receive product feedback from our end users on a constant basis. We can use this information to continuously adjust our production plans, product designs, inventory control and marketing and sales strategies based on the most current customer feedback. With respect to our export markets, we request that our local general agents attend our training courses in the PRC, and that when they sell our products in their home jurisdictions, that they establish service networks in such jurisdictions to fulfill the same service standards and policies as ours.

Corporate Organization and History

Corporate Structure

The following diagram sets forth our current corporate structure:

*	Neither China Solar nor Deli Solar (BVI) has any operations or currently intend to have any operations in the future other than acting as a holding company and management company for Bazhou Deli Solar and Beijing Deli Solar and raising capital for their operations.

Corporate History

China Solar & Clean Air

We were formerly known as Deli Solar (USA), Inc. until October 29, 2007 when we changed our name to China Solar & Clean Energy Solutions, Inc. Deli Solar (USA), Inc. was formerly known as Meditech Pharmaceuticals, Inc. (“Meditech”). Meditech was incorporated in Nevada on March 21, 1983. On August 15, 2005, Meditech changed its name from Meditech to Deli Solar (USA), Inc. and completed a one six reverse stock split of its common stock. On August 29, 2005 Meditech completed a spin-off of its drug development business to East West Distributors, Inc., its wholly-owned subsidiary.

Bazhou Deli Solar

Deli Solar, founded in 1997, designs, manufactures and sells renewable energy systems to produce hot water and for space heating in the PRC. Bazhou Deli Solar’s principal products are solar hot water heaters and multifunctional space heating products, including coal-fired boilers for residential use. Bazhou Deli Solar also sells component parts for its systems, and provides after-sales maintenance and repair services.

In 2004, Deli Solar (BVI) was organized as a limited liability company under the International Business Companies Act of the British Virgin Islands by Mr. Deli Du of Bazhou City, Hebei Province, PRC and others (with Mr. Du owning 80%) as a holding company for Bazhou Deli Solar. On August 1, 2004, Deli Solar (BVI) purchased all the capital stock of Bazhou Deli Solar from Messrs. Deli Du, his brother Xiaosan Du and Xiao’er Du, for RMB6,800,000 (approximately $879,920). As a result of that transaction, Bazhou Deli Solar became a wholly foreign-owned enterprise (“WFOE”) under PRC law, by virtue of its status as a wholly-owned subsidiary of a foreign company, Deli Solar (BVI).

Reverse Merger and Financing

On March 31, 2005, Meditech entered into a stock contribution agreement with the shareholders of Deli Solar (BVI) under which Meditech acquired all of the issued and outstanding shares of capital stock of

Deli Solar (BVI) in exchange for the issuance to the shareholders of Deli Solar (BVI) of 4,067,964 shares of Meditech’s common stock. In connection with such stock contribution, we received net proceeds of $5,748,015 from the sale of 1,642,990 shares of common stock and warrants to a number of accredited investors in a private placement (adjusted to give effect to the one-for-six reverse stock split of the common stock, which became effective on August 15, 2005).

As a result of foregoing transactions, the former shareholders of Deli Solar (BVI) (including Mr. Du) became holders of a majority of the common stock of Meditech and Deli Solar (BVI) became a wholly-owned subsidiary of Meditech. Following (i) Mr. Du’s purchase of the 56,259 shares from a third party for $500,000, (ii) the issuance to him of the additional 3,254,371 shares in exchange for his 80% of the outstanding shares of Deli Solar (BVI) and (iii) the simultaneous issuance by us of an additional 1,642,990 shares to accredited investors in the private placement, Mr. Du became the owner of 57% of our issued and outstanding common stock.

Beijing Deli Solar

During the quarter ended June 30, 2006, we established a new wholly-owned subsidiary, Beijing Deli Solar to further develop our business in Beijing. We contributed $1 million into Beijing Deli Solar for its registered capital. Beijing Deli Solar is principally engaged in the installation of large solar water heaters in construction projects in major cities in the PRC, including Beijing.

Tianjin Huaneng

Tianjin Huaneng, incorporated in 1987, manufactures and installs waste heat recovery systems. Tianjin Huaneng’s products are sold throughout in the PRC as well as in Singapore and Indonesia. Tianjin Huaneng was a state-owned enterprise with 51% of its equity formerly-owned by Tianjin Municipal Ji County State-owned Assets Administration Commission (“SAAC”) and 49% owned by the employees. On May 18, 2007, Beijing Deli Solar entered into an agreement with SAAC to purchase 51% of the equity interests in Tianjin Huaneng for a purchase price of RMB24,100,000 (approximately $3.1 million). The transaction closed on July 1, 2007 and we paid approximately $1,575,600 in July 2007. By supplemental agreement between the parties dated August 8, 2007, the purchase price was reduced to approximately $1,689,741. However in addition to the purchase price we are required to pay a finder’s fee of approximately $769,418. In addition, Beijing Deli Solar assumed 51% of the liabilities of Tianjin Huaneng and contributed RMB20,000,000 (approximately $2.6 million) as working capital to Tianjin Huaneng. Beijing Deli Solar also agreed to employ the 550 current Tianjin Huaneng employees pursuant to new three year employment contracts.

On October 27, 2008, Beijing Deli Solar entered into an agreement to acquire approximately 30% of the outstanding equity interest of Tianjin Huaneng, from the minority shareholders of Tianjin Huaneng for a cash purchase price of RMB10.68 million (approximately $1.5 million). In addition, we agreed to issue to the Tianjin Huaneng shareholders a total of 1,000,000 five year warrants to purchase our common stock at an exercise price of $1.10 per share. We also agreed to increase equity interest in Tianjin Huaneng by contributing an additional RMB 15,740,000 (approximately $2.3 million) to the registered capital of Tianjin Huaneng. As a result of the consummation of the agreement and the additional capital contribution, we now own approximately 92% of the equity interest in Tianjin Huaneng.

Tianjin is a city in the PRC which is approximately 50 miles from Beijing and has a population of approximately 10 million (as of December 31, 2004), and is one of only four municipal cities directly governed by the central government in China.

Shenzhen Pengsangpu Solar Industrial Products Corporation

SZPSP, incorporated in 1993, was principally engaged in the resale of energy-saving heating products such as heat pipes, heat exchangers, pressure water boilers, solar energy water heaters and radiators. SZPSP also operated a distribution facility in Shenzhen, PRC. On March 31, 2008 Beijing Deli Solar acquired 100% of the outstanding equity interests of SZPSP from its three shareholders for an aggregate purchase price of RMB28,800,000 (approximately $4 million) in cash, 1,419,729 shares of our common stock, and five year warrants to purchase 141,973 shares of common stock at an exercise price of $2.50 per share (subject to adjustment). Beijing Deli Solar had the right to elect a majority of the board members of SZPSP. The three shareholders agreed to loan the cash purchase price back to Beijing Deli Solar to be used as working capital. Fifty (50%) of the principal amount of this loan was required to be repaid within one year and the remaining balance is required to be repaid within two years. In addition to the payment of the cash purchase price, we paid RMB20 million for SZPSP’s trademarks and other intangible assets which was paid by the issuance of 1,419,729 shares of our common stock. We agreed that if on the first anniversary of the closing our common stock price is lower than the share price ($2), we will pay the difference.

SZPSP warranted that if (i) for the year ended December 31, 2008 its net revenues are less than RMB99 million (approximately $13.7 million) or its after-tax net profits are less than RMB9.43 million (approximately $1.3 million) or (ii) for the year ended December 31, 2009, net revenues are less than RMB143.9 million (approximately $19.9 million) or its after-tax net profits are less than RMB12.13 million (approximately $1.7 million), SZPSP will pay the difference between the revenue and the targeted revenue of the year specified by reducing the amount payable on the shareholders’ loan. If the shareholders’ loan is not sufficient to pay the difference, the common shares held by SZPSP will be returned to us to the extent necessary for the remaining balance.

On July 6, 2009, Beijing Deli Solar entered into the Termination Agreement terminating the agreements wherein Beijing Deli Solar acquired 100% of the outstanding equity interests of SZPSP. Pursuant to the Termination Agreement, the three shareholders of SZPSP will return to Beijing Deli Solar the RMB28,800,000 in cash and 939,364 shares of our common stock they received in connection with Beijing Deli Solar's acquisition of the equity interests in SZPSP and also pay to Beijing Deli Solar a portion of SZPSP's net profit for the period from April 1, 2008 to March 31, 2009, an amount which will be determined at a future date by SZPSP's shareholders and Beijing Deli Solar.

Executive Office

Our executive office is located at Building 3, No. 28 Feng Tai North Road, Beijing, China, 100071 and our telephone number there is +8610-63850516.

Products

Solar Water Heater Products

Our solar water heaters are primarily used to generate hot water for residential use. We manufacture two types of solar hot water heaters: evacuated tubular solar water heaters and flat plate solar water heaters. There are two major types of evacuated tubular solar water heaters: standard evacuated tubular solar water heaters and evacuated heat pipe solar water heaters. Approximately 47 % of our total revenues for 2008 were derived from sales of our solar water heaters stayed the same percentage compared to 47% of our total revenues for 2007.

Solar water heaters use sunlight to heat either water or a heat-transfer fluid in collectors. The solar collector is mounted on or near a house facing south. As sunlight passes through the collector's glazing, it strikes an absorbing material. This material converts sunlight into heat, and the glazing prevents the heat from escaping. The two most common types of solar collectors used in solar water heaters in the PRC market are evacuated tube collectors and glazed flat plates. Solar-heated water is stored in an insulated tank until use. Hot water is drawn off the tank when tap water is used, and cold make-up water enters at the bottom of the tank. Solar water heaters tend to have a slightly larger hot water storage capacity than conventional water heaters. This is because solar heat is available only during the day and sufficient hot water must be collected to meet evening and morning requirements.

Heat Pipe Related Products

We also manufacture waste heat recovery systems, heating products such as heating pipes, heat exchangers, specialty heating pipes and tubes, high temperature hot blast stoves, heating filters, normal pressure water boilers, and radiators. These products are used primarily in manufacturing facilities in which the manufacturing processes require the generation of large amounts of heat, such as steel and chemical plants. The waste heat can be used to generate hot water at the manufacturing facilities. Sales of these products and systems comprised approximately 31 % of our total net revenues in 2008 compared to 19% of our total revenues for 2007.

Boilers and Space Heating Products

We also manufacture boilers, furnaces, stove heating, and space heating products, Most of our boilers and space heating products are coal-fired, small scale units for residential space heating and cooking.

We manufacture more than 80 types of boilers, furnaces, space heating and stove cooking products. Separated by functions and use, our boilers, furnaces and stove heating products can be divided into three types: (i) combined cooking and space heating, comprising approximately 60% of our sales of boilers and space heating products, (ii) combined shower and space heating, comprising approximately 10% of our sales of boiler and space heating products, and (iii) multifunctional shower, cooking and space heating, comprising approximately 30% of our sales of boilers and space heating products.

We have also developed two environmentally friendly boilers: smokeless coal-fired boilers and bio-materials furnaces. The former does not produce smoke and the latter utilizes waste materials such as dry hay to generate heat. The development of these products has been completed and we have sent samples of these products to our distributors. As of the date of this prospectus we have not made significant sales of these environmentally friendly new products.

Integrated Solar Heating Packages

A number of our products are being used in complete building integrated solar heating packages, which integrate our solar hot water and space heating systems directly into the construction of new multi-family dwellings, commercial office buildings and industrial developments. In September 2008, we signed a contract to be the sole supplier of solar water-heating systems to the Overseas Chinese Village in Shenzhen City (the” Village”). The Overseas Chinese Village is a residential community for overseas Chinese in Shenzhen. It spans over 125 acres and contains a total of 22 high-rise buildings. The Village is believed to be the largest residential project in China to rely completely on solar-heated water. We will be supplying and installing its state-of-the-art solar water-heating systems throughout the residential area. The contract is valued at approximately $3.5 million.

Waste Heat Recovery Systems and Energy-Saving Industrial Kilns

Tianjin Huaneng has twenty-years of experience in waste heat recovery. Its waste heat recovery systems and energy-saving heating products have excellent reputations in the marketplace and have a loyal customer following in the chemical and metallurgic fields. Based upon Tianjin Huaneng’s technical strength and production capacity, we plan on revising its operational procedures and modifying its technologies to increase its production capacity and reduce its operating costs. In addition, we are prepared to cooperate with the prestigious domestic industrial design institutions to increase the production capacity of energy-saving industrial kilns in 2009.

New Product Pipeline

We have the following products in the product planning and developing stage:

Photovoltaic Powered Water Heaters.  We are in the process of improving the physical performance of photovoltaic powered water heaters. Photovoltaic technology (PV) is a technology that converts solar energy into electricity. Photovoltaic modules or panels are made of semiconductors that allow sunlight to be converted directly into electricity. These modules can provide customers with a safe, reliable, maintenance-free and environmentally friendly source of power for a very long time. This system consists of a photovoltaic array connected to several resistive heating elements within a water storage tank. The PV array produces electrical power during periods of solar irradiation and this power is immediately dissipated in the resistive elements. We believe that the following factors make photovoltaic powered water heaters an attractive addition to our existing product line:

•	severe electricity shortages for the PRC’s grid-connected residents,
•	the complete absence of grid electricity for millions of others and the poor prospect of improvement via incremental central station capacity and grid development in the near future, and
•	the abundance of solar energy resource in the PRC and an active rural banking system.

Our sales of photovoltaic powered water heaters have not been significant thus far.

Densely Covered Regular Tubular Heaters.  We have developed a new solar water heater which is designed with densely covered evacuated tubes to improve heating efficiency with only a small cost increase. As an updated regular evacuated tubular heater, this product installs more tubes in one square meter than normal products do. For instance, it has ten tubes on one collector while others only have eight.

Manufacturing

Process, Cost, and Capacity

Bazhou Deli Solar assembles and manufactures most of its products in its own production facility in Bazhou. Tianjin Huaneng assembles and manufactures most of its products in its own production facility in Tianjin. SZPSP assembled and manufactured most of its products in its own production facility in Shenzhen. Our senior manufacturing personnel include a number of professional engineers and senior technology consultants. Bazhou Deli Solar utilizes an automated production line for the manufacture of water tanks, while our other products are manufactured utilizing manual labor.

Set forth below is certain information regarding our current manufacturing capacity:

Current Manufacturing Capacity

	Daily Unit No.	Annual Unit No.
Solar Water Heaters	500	133,000
Boilers and Space Heating Products	120	26,000
Biomass Stove	100	21,700

Raw Materials and Principal Suppliers

The primary raw materials for manufacturing our products are stainless steel plate, vacuum tubes, iron and regular steel plate. These raw materials are generally available on the market and Bazhou Deli Solar has not experienced any raw material shortage in the past. Because of the general availability of these raw materials, it has not been our standard practice to enter into long-term contracts or arrangements with most of our raw materials suppliers. We believe that this gives us the flexibility to select the most suitable suppliers based on product quality and price terms provided by suppliers each year. We generally have at least three suppliers that are pre-approved for each raw material supply. However, this arrangement does not provide any guarantee that necessary raw materials will continue to be available at prices or delivery terms acceptable to us.

During the past three years, we have purchased stainless steel plate primarily from Lingyi Co. in Shandong Province. Our three principal suppliers of vacuum tubes have been Shangdong Taian Co., Beijing Linuo Co. and Beijing Tianpu Co. Our principal supplier of steel and iron plate has been the local market in Bazhou City, where Bazhou Deli Solar is located, which has approximately 100 steel suppliers. We do not rely on any particular suppliers to procure other raw materials.

Quality Control

Our manufacturing processes follow strict guidelines and standard operating procedures that we believe are compliant with ISO 14000. Our products are routinely tested as are individual aspects of our production. Bazhou Deli Solar is in the process of applying for ISO 14000 certification and anticipates that the certification will be issued by the end of 2008. SZPSP had been issued the ISO9001: 2000 certification.

Because of our stringent quality control system, most of our products are certified by governmental quality control testing centers, such as the Institute of China Product Quality Association, Hebei Province New Energy Products and Projects Quality Control and Testing Center, and Beijing Technology Supervisory Bureau. We also received awards from Hebei Province Consumers Organization and Hebei Province Administration of Industry and Commerce, as well as endorsement from the China Rural Areas Energy Industry Association. The following table sets forth the brands of our products that are certified by Beijing Technology Supervisory Bureau to have met the National Industry Standard NY-T 343-1998, which is the testing standard for solar hot water heaters' thermal power:

Brands	Products	Model Numbers
Deli Solar Brand	Solar Water Heaters	DLYG-12/75
Ailiyang Brand	Solar Water Heaters	ALY-12/75
Dudeli Brand	Solar Water Heaters	DDL-12/75
Deyu Brand	Solar Water Heaters	DY-12/75

OEM Arrangements

During the peak season when our production capacity can not meet market demand, we procure our products through OEM arrangements. Under a typical OEM arrangement, we authorize an OEM to manufacture products under our brand names and/or trademarks. We achieve quality control under such OEM arrangements by sending our technicians on site to supervise the production and test the products manufactured and/or assembled by the OEM. During fiscal year 2007, we contracted with two OEMs, Shandong Xin Xing Solar Power Heater Co., Ltd. and Lian Yun Gang Solar Power Heating Co Ltd.

Products manufactured and/or assembled by OEMs, constitute approximately 30% to 40% of our net revenues. For 2007, the two OEM generated an aggregate of 40% of our net revenues. The OEM manufacturers typically receive approximately 1% of the gross sales from the products they manufacture for us. Most of the OEM manufacturers we select are located near areas where products are in demand, thereby minimizing transportation costs.

Demand for Our Products

The majority of the demand for our solar water heaters and space heaters is from residential households in the PRC, particularly in rural areas. Presently, we sell our solar water heaters and space heaters primarily in the rural areas of the north-east part of the PRC including Hebei, Beijing, Tianjin, Heilongjiang, and Liaoning, where there is prolonged sunny and dry weather.

We believe the rural residential market has additional growth potential because it is an emerging market where we have encountered relatively little competition. Historically, the PRC’s rural households have used primitive means of generating hot water and space heating by using biomass, local agricultural waste, and/or kerosene. As the PRC’s rural population has been earning incremental discretionary income in recent years, modern hot water and space heating systems have become increasingly affordable and a priority for discretionary spending.

Due to the national policies for saving energy and reducing the emission of pollutants, as well as the fundamental needs for manufacturing enterprises to efficiently utilize energy and reduce production costs, there remains a strong demand for our waste heat recovery systems and energy saving heating products in the near term. Tianjin Huaneng will primarily be responsible for the production of energy conservation and waste heat recycling products. However, we believe non-polluting production technology products will gradually replace the current widely-adopted low-end technology in the industrial market. We expect to develop the operations of Tianjin Huaneng towards the design and production of energy-saving industrial kilns.

Seasonality of Business

Our sales fluctuate, reflecting seasonal variations in solar energy supply during the four seasons. We have higher sales of solar hot water products in the spring because solar hot water heaters perform the best during the summer when solar energy is abundant. High sales volumes for coal boilers occur in the fall because customers purchase our space heating products for the winter. Sales volumes for our products tend to be lower between January and March.

Our Product Warranty

We provide a three-year standard warranty to our end users for all of the products we manufacture. Under this standard warranty program, we provide free repair and exchange of component parts in the first year following the purchase, and we charge labor costs for repair and maintenance but provide free exchange of component parts in the second and third years following the purchase. Thereafter, end users are required to pay for any repair and maintenance services, as well as exchange of component parts. Most of our warranty services are performed by our independent sales agents and distributors in return for a 1 – 2% discount of the purchase price they pay for our products. According to the standard terms of our agreement with sales agents, we allow our sales agents and distributors to return any defective product for exchange.

Distribution

The PRC is a vast country geographically and the markets for our products span many regions. To penetrate these markets effectively, especially the less-developed rural areas, we have established a distribution and sales network that includes approximately 800 distributors and wholesalers and approximately 2,001 local appliance retailers covering 26 provinces in China, with a focus on the northern PRC area, north-eastern PRC area, Beijing metropolitan area, and Tianjin metropolitan area. The northern PRC area includes Hebei Province, Henan Province, Shandong Province, Shanxi Province and An’hui Province. The north-eastern PRC area includes Liaoning Province and Heilongjiang Province. Sales to these areas constitute approximately 70% of our annual net revenues. We believe that our comprehensive distribution and sales network enables us to efficiently service the rural communities without having to rely on any particular agent or distributor for our sales. In the past five years, no single agent or distributor has generated more than 5% of our total net revenues in any one year.

We are able to attract a large number of distributors, sales agents, and retailers for the following reasons:

•	We produce both solar hot water heaters and boilers, while the majority of manufacturers in the PRC normally produce only one type of product. Sales of solar hot water heaters and boilers are both affected by seasonality. Since our solar hot water heaters are in high demand in the spring and boilers are in high demand in the fall, the combined production of solar hot water heaters and boilers allows us to provide our distributors, wholesalers and retailers with marketable products throughout the year.
•	We carefully select our distributors and provide support to them. Our contracts with our wholesalers and distributors normally have a three- to five-year term. While most of our agency and distributor contracts are non-exclusive, we are seeking to establish exclusive distribution relationships with some strong distributors. We require new sales agents to deposit a significant amount of cash as a down payment towards the purchase of our systems. We consider the following factors in our selection of a new distributor or wholesaler: (i) local solar energy status and market potential; (ii) local competition; (iii) sales and market potential in the covered area; (iv) presence of alternatives, such as gas or electricity; and (iv) credibility of the candidate. For each candidate we select, we enter into an agency contract with it, under which we provide warranty cards, product testing certificates, product brochures, and other promotional materials. In addition, we help them design store logos and show rooms, provide them with uniforms, and assist them to make marketing plans.

Research and Development Activities

Currently, we have a research and development team of three full time members and part time research assistants. Our senior engineer members include: Luo Yunjun, who also serves as the chairman of the Beijing Solar Industry Association, and Hao Fangzhou, who also serves as the chairman of the Chinese Economic Boiler Association.

In February 2006, we executed a non-binding Cooperation Memorandum (the “Memo”) with the Key Laboratory of Heat Transmission and Energy Saving Education of Beijing University of Industry (“BUI”) in February 2006 for cooperation on research and development of renewable energy technologies. The Memo sets forth a general cooperation framework between the two parties: we make available funding for certain renewable energy research and development projects undertaken by BUI. Further details of each party’s rights and obligations will be on a project by project basis with specific agreements. To date we have not incurred any expenses under this arrangement.

Intellectual Property

Trademarks

Bazhou Deli Solar is the holder of the following trademarks registered with the Trademark Offices of the PRC National Industrial and Commerce Administrative Bureau (the “PRC Trademark Offices”):

Trademark	Authorized Scope	Valid Term	Certificate Number
Deli Solar	Boiler (Space Heating Utility);	03/14/2003	to 1978396
	Solar Hot Water Utility;	03/13/2013
Solar Stove and Solar Energy
Collection Heater
Du Deli	The same as the above	01/28/2003	to 1978532
01/27/2013
De Yu	Solar Energy Collection Heat and Boiler (Not machine accessory)	07/28/1998	to 1195609
07/27/2008
Aili Solar (to replace our brand “Ailiyang”)	Approved, pending the trademark certificate delivery

A registered trademark is protected for a term of ten years, renewable for another term of ten years under the trademark law of the PRC, so long as an application for renewal is submitted to the PRC Trademark Offices within six months prior to the expiration of the initial term.

Patents

SZPSP had obtained the following patents in the PRC for its unique solar energy selective absorbing coat and manufacturing technology:

Authorized Scope	Valid Term	Certificate Number
Cold water recovery system in solar heating	2015	ZL200620016815X
Recycle Heating Product in different temperature system	n/a	Application submitted 7/4/06 UPDATE

Domain Names

We own and operate a website under the internet domain name http://www.delisolar.com. Traffic to our other internet domain names www.AiLiYang.com are directed to that website. SZPSP owned and operated a website under the internet domain name http://www.szpsp.com. The information contained in these websites does not form part of this prospectus.

Logos

Our brand logos are the following:

Industry

The PRC’s Economic Growth, Energy Shortage and Renewable Energy Policy

The rapid economic growth of the PRC in recent years has fueled a massive demand for coal, oil and gas, which has caused a depletion in the country’s coal and oil reserves and a resulting shortage in supply, as well as serious environmental problems. Recognizing that accelerating the country's transition to efficient and renewable energy would ease this depletion and environmental concerns, the National People's Congress, the PRC’s parliament, passed the China Renewable Energy Promotion Act, which became effective on January 1, 2006. The Act aims to promote the use of renewable energy as an alternative source of energy to the more polluting fuels. Renewable energy currently accounts for a negligible percentage of the country’s total energy supply. The Act, however, does not provide for any incentive schemes for purchasers.

Urban and Rural Market Segmentation for Hot Water and Space Heating Systems in China

Recently the market for hot water and space heating systems in the PRC has shown substantial growth. According to research conducted by the China Hardware Products Association and the China Information Center in 2002, only 71.5% of urban households had modern hot water systems. We do not know the number of rural households that currently have hot water systems but believe that it significantly less due to the fact that modern hot water and heating systems have still not become available to and are not affordable in many households in the country. Only recently have some of these households started to earn the disposable income required to purchase the hot water and space heating systems.

In the rural areas of the PRC the infrastructure is insufficient to facilitate delivery of conventional energy solutions that are available in more developed countries. The infrastructure to deliver natural gas or propane, two of the most common energy sources used in the United States, for example, are not well developed in the PRC, even in larger cities. As to electrical energy, while it has become more available in the urban areas of the PRC, it remains much less available in rural areas. Large portions of the PRC’s rural areas do not have electricity production and are not connected to the electric grid, and approximately 60% of rural communities that are grid-connected experience serious shortages of electricity. According to the National Renewable Energy Laboratories eleven rural counties with a total population of approximately 70 million have no electricity at all. In addition, the cost of electricity is high in many rural areas, making it impractical for hot water and space heating purposes.

We believe that for most provinces in the PRC, solar-generated hot water for rural home use is the most readily available and economical solution. Compared with electricity, natural gas or propane, we believe that solar hot water is more readily available, less expensive and more suitable to rural household needs as shown in the following table:

Cost Economics of Solar Water Heaters

	Solar	Gas	Electric
Initial Equipment Cost	241	120	72
Engineering Life (Years)	15	6	5
Equipment Cost (15 years)	241	300	216
Annual Additional Energy Cost	—	98	81
Total Operating Cost (15 years)	241	1,770	1,431

Projected Growth of Solar Hot Water Industry

The PRC solar hot water industry is an emerging, but fast growing industry. It has experienced an annual growth rate of approximately 30% since 1999 as measured by the square meters of systems installed. The Solar Energy Usage Commission of the PRC Rural Energy Industry Association and the PRC Renewable Energy Industries Association project such growth to continue at an annual average rate of 27.36% until 2015 as shown in the following table:

Annual Sales
1999 A	5.0 million m(2)
2000 A	6.0 million m(2)
2001 A	8.0 million m(2)
2002 A	10.0 million m(2)
2003 A	12.0 million m(2)
2004 A	16.2 million m(2)
2015 F	232.0 million m(2)

A = actual. F = forecast. Source: China Solar Hot Water Industries Development and Research Report (2001 – 2003), jointly published by the solar energy association and commission described above.

The market prospects for the solar energy industry have been recognized by more and more countries, businesses and the financial sector. Many developed countries and regions have developed photovoltaic energy plans. By 2010, the United States plans to install 4.6GW, the EU plans to install 3.7GW, Japan plans to install 5GW, and other developing countries plan to install 1.5GW, with the world’s accumulated installation expected to be 14 – 15GW with anticipated net revenue of $30 billion dollars. According to long-term renewable energy development planning by 2010 China's solar photovoltaic capacity will reach a total of 400MW and by 2020, it is expected to reach 2200MW.

Similarly, we expect the solar water heater market will become more mature. According to the Chinese Solar Energy Society, by 2010 Chinese solar water heater production will reach 30 million square meters, storage volume will reach 150 million square meters, every thousand people will have 109 square meters to share, and by 2020, it is predicted that production will reach 45 million square meters, storage volume will reach 300 million square meters, and every thousand people will have 210 square meter to share.

Because of the rapid growth in the solar hot water industry, solar hot water heaters have become one of the three major hot water sources along with gas-fired heaters and electric heaters for PRC households and the PRC has become the world's largest producer and consumer of solar hot water heaters.

Boiler and Space Heating Industry

The PRC space heating industry is not new, but we believe the systems that we sell are new for our customers. While many rural PRC households have in the past considered hot water a luxury, heat generating facilities for cooking and space heating purposes in one form or another are now considered basic necessities. These heat generating facilities are generally extremely primitive and inefficient, and usually consist of hearths and biomass stoves, which are dirty, unsafe and difficult to handle with respect to fuel. As many rural households have started to earn disposable income in recent years, many of them can afford to modernize their cooking and space heating facilities by using coal-fired boilers, which have become one of the principal means for such modernization among the PRC rural households.

Competition

The solar hot water market in the PRC is highly fragmented. According to statistics from the Chinese Energy Research Association, there are currently over 3,500 solar hot water heater manufacturers producing products under more than 3,000 brands. The top 51 companies have, on average, over 10 million RMB in sales (approximately $1.2 million), with the top ten companies together controlling 17% of the domestic market.

We believe our success lies in our quality control, brand recognition strategy, comprehensive distribution network and advertising.

Government Regulation

We are not subject to any requirements for governmental permits or approvals or any self regulatory professional associations for the manufacture and sale of solar hot water heaters. We are required to obtain a production approval from the Quality and Technology Supervisory and Control Bureau at the provincial level for the manufacture and sale of boilers and space heating products. Bazhou Deli Solar obtained the approval to manufacture, install and repair small and regular size pressure boilers and space heating products from Hebei Provincial Quality and Technology Supervisory and Control Bureau on August 28, 2002 effective for five years. We are currently in the process of renewing the certificate. Other than the foregoing, Bazhou Deli Solar is not subject to any other significant government regulation of its business or production, or any other government permits or approval requirements, except for the laws and regulations of general applicability for corporations formed under the laws of the PRC. We are not aware of any PRC environmental law which affects the production or sale of our products.

Employees

As of December 31, 2008 we had approximately 768 full time employees and 220 part time employees.

Bazhou Deli Solar requires each employee to enter into a one-year standard employment agreement. Tianjin employees have three year agreements. The standard employment agreement contains a confidentiality clause and a covenant-not-to-compete clause, under which an employee must keep confidential all manufacturing technology including drawings and other technology materials, sales and financial information, and trade secrets obtained through his or her employment with us. Breach of this confidentiality clause will result in termination of employment. Further, each employee may not compete against us for a certain period of time following the termination of employment with us. We purchase group workers' compensation policies on behalf of our employees, and the premium is deducted from each employee's paycheck.

Risk of Loss and Product Liability Insurance

Delivery of our products can be arranged by our sales agents and distributors, or by us. In the latter case, we deliver our products primarily through trucks, supplemented with trains and cargo ships. Our standard agency contract generally requires our sales agents to pay for the transportation cost. Although the agency contract has not specifically provided for the issue of risk of loss, our customary practice is that sales agents bear the risk of loss in shipping and purchase shipping insurance at their expense.

We currently do not carry any product liability or other similar insurance. While product liability lawsuits in the PRC are rare and Bazhou Deli Solar has never experienced significant failures of its products, we cannot assure you that Bazhou Deli Solar would not face liability in the event of any failure of any of its products. We have purchased property insurance to cover our manufacturing plants, equipment and office buildings for the period from September 2008 to September 2009.

PROPERTY

All land in the PRC is owned by the government and cannot be sold to any individual or entity. Instead, the government grants landholders a “land use right.” The following are the details regarding our land use rights with regard to the two pieces of land that we use in our business. The land use rights owned by Deli Du, our Chief Executive Officer, President and Director, were transferred to us in October 2005 for a price of RMB20,000 (approximately $2,588). The application for the change of the land use right certificate for this piece of land was submitted to Bazhou City National Land Resources Bureau on January 16, 2006. Once the application is approved, the registered holder for this land will be Bazhou Deli Solar. As of October 11, 2007, the application has not yet been approved and the registered holder is still Mr. Du.

Bazhou Deli Solar’s factory facilities are located outside of the city of Bazhou in Hebei Province, PRC. Bazhou Deli Solar utilizes one factory in Bazhou with a total of over 10,000 square meters of production, warehouse, and office space and space for use as a distribution center and approximately 2,000 square meters of office space and exhibition center in Beijing.

Bazhou Deli Solar built a new facility in 2008 with an area 9,900 square meters. Total construction costs were $2,926,287, all of which were paid in 2008.

Tianjin Huaneng’s factory facilities are located outside of the Tianjin municipalities of the PRC. Tianjin Huaneng’s utilizes one factory in Tianjin with over 51,000 square meters of production, warehouse, and office space and space for use as a distribution center.

Tianjin Huaneng built a new facility with over 7,500 square meters in March 2008, which commenced operations in November, 2008. Total construction costs were $1,141,252 all of which were was paid in 2008.

SZPSP’s factory facilities were located outside of the city of Shenzhen in Guangdong Province, PRC. SZPSP utilized two factories in Shenzhen with a total of over 2,000 square meters of production, warehouse, and office space and space for use as a distribution center.

On March 17, 2006, Bazhou Deli Solar entered into an agreement with the local government to acquire land use rights of a parcel of land of 61,530 square meters at the price of approximately $919,858. This piece of land is close to the present Bazhou factory and is used to enlarge the present manufacturing base at Bazhou City. The land use right has been approved by the local government after payment of approximately $919,858. An official certificate evidencing the land lease has not yet been delivered from the government to us.

The following table sets forth information regarding parcels of lands used by us in our operations:

Registered Holder	Location Deed Number	Usage and Nature	Square Meters	Construction/Building on the Land	Term of Use Right	Transfer Price
Deli Solar (Bazhou)	Bazhou, Ningnan Village; #98060026	Industrial Transferred Land	10,244.05 Sq. M	Plant, warehouses, accessories room, convention center	50 years (from March 25, 1998 to March 25, 2048)	RMB615,000 (approximately $79,581) was paid to the Langfang Municipal Land Administration Bureau, plus annual land use fee of RMB5122 (approximately $662.79)
Mr. Deli Du	Eighty kilometers from Bazhou Jingbao Road North; #20010700405	Office space for Deli Solar Bazhou Granted Land	816 Sq. M	Office building, accessories room	50 years (from June 11, 2001 to June 3, 2051)	RMB 20,000 (approximately $2,588) was paid to the Langfang Municipal Land Administration Bureau
Deli Solar (Bazhou)	Close to Bazhou Jingbao Road	Factory Facilities	61,530 Sq. M	Factory facilities	Pending the Land Use Right Certificate	approximately $919,858 was paid to Bazhou local government
Tianjin Huaneng Group Energy Equipment Co. Ltd.	No. 119 Yuyang South Road Ji County, Tianjin	Factory Facilities	51,000 Sq. M	Factory facilities	50 years (from September 2004 to September 2054)	Approximately 528,000 was paid to Ji county

Total	72,590.05 Sq. M

We lease 19,140 square meters of land (“Leased Land”) from Bazhou County Credit Union Lianshe Branch (“Credit Union”) for an office building pursuant to a 20 year renewal lease at an annual rent of RMB120,000 (approximately $15,528) which commenced on May 1, 2003. The lease is automatically renewable for another 20 year term subject to terms to be negotiated at the expiration of the first 20-year term. We are retaining a majority of the building's usable space for our business and seeking to sublease the rest to parties with business related to ours such as our sales agents, distributors, accessory parts dealers, and after-sales service agents. We also constructed a business center on the Leased Land. The business center is to be used for show rooms, retail stores, and a distribution center for solar related products and space heating products.

We lease our Beijing office facility of approximately 2,000 square meters at No. 28, Fengtai Bei Road, Fengtai District from Beijing Dajiangxia Technology and Trade Co., Ltd. pursuant to a renewable lease with a term from October 1, 2005 to August 8, 2011 for an annual rent of RMB400,000 in 2008. The rental is subject to annual negotiation.

Legal Proceedings

Neither we nor any of our subsidiaries is a party to any pending legal proceedings.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the voting securities by (i) any person or group with more than 5% of the Company's securities, (ii) each director, (iii) each executive officer and (iv) all executive officers and directors as a group as of April 13, 2009.

Named and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent (%) of Class(1)
5% Beneficial Owners
David Gelbaum and Monica Chavez as trustees of The Quercus Trust, 2309 Santiago Drive Newport Beach, CA 92660(2)	1,949,283	11.6%
Ardsley Partners(3)	1,666,500	10.8%
Executive Officers
Deli Du, President, CEO and director No. 28, Fengtai Bei Road Fengtai District, Beijing, PRC 100071	2,837,282	17.9%
Jing Chen, Chief Financial Officer No. 28, Fengtai Bei Road Fengtai District, Beijing, PRC 100071	—	—
Directors
Deli Du, President, CEO and director No. 28, Fengtai Bei Road Fengtai District, Beijing, PRC 100071	2,837,282	17.9%
Zhaolin Ding, director No. 28, Fengtai Bei Road Fengtai District, Beijing, PRC 100071	—	—
Zhenhang Jia, director No. 28, Fengtai Bei Road Fengtai District, Beijing, PRC 100071	—	—
Joseph J. Levinson, director No. 28, Fengtai Bei Road Fengtai District, Beijing, PRC 100071	0	0%
All Executive Officers and Directors as a Group (5 persons)	2,837,820	17.9%

(1)	As of April 14, 2009 we had 16,173,016 outstanding shares of common stock. In determining the percent of common stock owned by a stockholder on: April 14, 2009, (a) the numerator is the number of shares of common stock beneficially owned by such stockholder, including shares the beneficial ownership of which may be acquired, within 60 days upon the conversion of convertible securities or the exercise of warrants held by such stockholder, and (b) the denominator is the sum of (i) 15,799,450, the number of shares outstanding on : April 14, 2009, and (ii) the total number of shares underlying the convertible securities and warrants, which such stockholders has the right to acquire within 60 days following April 14, 2009.
(2)	Based on information set forth in Amendment No 1. to a Schedule 13D filed on March 4, 2008.
(3)	These shares are held by affiliates of Ardsley as set forth below:

Name	Number of Shares
Ardsley Partners Fund II, L.P.	702,500
Ardsley Offshore Fund, Ltd.	491,500
Ardsley Partners Institutional Fund, L.P.	455,000
Marion Lynton	17,500

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers and directors as of the date of this prospectus are as follows:

Name	Position	Age
Deli Du	President, CEO, Director	44
Yinan Zhao(1)	Chief Financial Officer	34
Zhaolin Ding	Director	41
Zhenhang Jia	Director	62
Joseph J. Levinson	Director	33

(1)	Ms. Yinan Zhao was appointed as our CFO on May 12, 2009.

Our board of directors currently consists of four members. We also have an audit committee and a compensation committee. Messrs. Zhenghang Jia, Zhaolin Ding and Joseph J. Levinson serve on the audit committee. Messrs. Jia, Ding and Deli Du serve on the compensation committee. The directors serve until our next annual meeting or until their successors are duly elected and qualified. The officers serve at the pleasure of the Board.

Under the terms of the securities purchase agreement entered into on June 13, 2007 with the investors in that financing, we were required, prior to July 13, 2007, to increase the size of our Board to five or seven and cause the appointment of a majority of the Board of Directors to be “independent directors,” as defined by the rules of the Nasdaq Stock Market. Prior to November 1, 2007 our Board consisted of four members two of whom were “independent.” Under the terms of the securities purchase agreement we are required to pay those investors liquidated damages equal to one percent (1%) per month of the purchase price of the then outstanding shares of Series A Preferred Stock, in cash or in Series A Preferred Stock at the option of the investors, based on the number of days that such obligation is not met beyond certain grace periods. Accordingly, we were delinquent by 110 days in meeting this obligation and we are required to pay the investors a total of $99,000. The Company is negotiating with the investors for a reduction of the amount due, but no agreement has yet been reached. Effective March 31, 2008 Mr. Jianmin Li resigned from our board of directors.

Effective July 25, 2008 Mr. Joseph J. Levinson was appointed as a director. Mr. Levinson is qualified as an “independent director” as defined by the rules of the Nasdaq Stock Market and as a result of his appointment we continue to have a majority of “independent directors,” as three of our directors, namely Messrs. Ding, Jia and Levinson, are “independent directors” pursuant to NASDAQ Marketplace Rule 5605(a)(2). On March 17, 2009, Mr. Yihai Yang resigned as the Chief Financial Officer of the Company and resigned as a director as of March 31, 2009.

In addition, under the terms of the securities purchase agreement, we were required, prior to August 12, 2007 to appoint (i) an audit committee comprised of at least three directors, all of whom are independent, and a (ii) compensation committee comprised of at least three directors, a majority of whom are independent. From July 25, 2008 our audit committee has consisted of three members, all of whom are independent, namely Messrs. Zhaolin Ding, Zhenghang Jia and Joseph J. Levinson. Our compensation committee consists of three members two of whom are independent, namely Messrs. Ding and Jia. Accordingly, we were delinquent in this obligation until July 25, 2008. However, under the terms of the securities purchase agreement no liquidated damages were required to be paid for this breach during any period for which liquidated damages were payable for failing to have an independent board. Accordingly, damages accrued for breach of this provision from November 1, 2007 through July 25, 2008. As a result we are required to pay investors a total of approximately $176,800.00. The Company is negotiating with the investors for a reduction of the amount due, but no agreement has yet been reached.

Du Deli has been our President and CEO since March 31, 2005. Mr. Du founded Deli Solar (Bazhou) in 1997 and has been its controlling equity holder, Chairman and CEO during the past five (5) years. Since June 2004, he has also been a director and general manager of Deli Solar (BVI), Mr. Du is standing committee member of China Solar Energy Utilization Association and China Efficiency Boiler Association. He has been awarded China Outstanding Entrepreneur and China Top 10 Reformer in Enterprise Innovative Practices. Mr. Du graduated from EMBA program in Tsinghua University in 2005.

Yinan Zhao has been our Chief Financial Officer since May 12, 2009. From January 2008 to May 2009, Ms. Zhao was the finance controller of Hinge Software Co. LTD, a software company based in China. Prior to that she was an audit manager in the Beijing office of Deloitte Touché Tohmatsu, where Ms. Zhao’s client responsibilities included U.S. public companies Ms. Zhao received a Bachelor’s degree from the Liaoning Institute of Technology University in 1997 and became a CPA in 1999, and a CTA and CPV in 2000.

Zhaolin Ding, was appointed as our director on August 3, 2007. Mr. Ding is currently the director of Everbright International Executive Management Education Center, an adjunct professor of the Executive Program, School of Continuing Education, Tsinghua University and a visiting professor of the executive program of Peking University and Renmin University of China. He is an officially appointed news commentator of China National Radio. He also worked as research associate in the Center for International Communication Studies of Tsinghua University. He holds an MBA degree from Harvard University, a Master’s degree in International Journalism from the China School of Journalism, and a bachelor degree of Law in International Affairs from the University of International Relations.

Zhenhang Jia has been our director since August 3, 2007. He has been a director of Beijing Mechanical Engineering and Reusable Energies and Vice Secretary-in-Chief of China Rural Energy Association Energy Saving Space Heating Professional Society from April 1994. He also has been vice chairman, vice secretary-in-chief of Beijing Municipal New Energy and a director in Beijing Mechanics and Engineering Committee, Energy Resources and Engineering Branch from 1995.

Joseph J. Levinson has served on our board of directors since July 25, 2008. He served as the Chief Executive Officer of Levinson Services Partnership, a U.S. consulting company, since March 2006. Mr. Levinson also serves as a director and Chairman of the audit committee of China Aoxing Pharmaceutical Co., Inc. (OTCBB: CAXG.OB), a publicly traded corporation engaged in the research, development, manufacture, and marketing of various narcotics and pain management pharmaceutical products in generic and formulations in China. From May 2007 to January 2009, Mr. Levinson served as a director of China 3C Group (OTCBB: CHCG.OB), a retailer and distributor of consumer and business products in China. From September 2006 to February 2007, he worked as the Chief Financial Officer of PacificNet Inc. (OTCBB: PACT.OB), a provider of gaming and mobile game technology worldwide with a focus on emerging markets in Asia, Latin America and Europe. From January 2006 to May 2007, Mr. Levinson worked for Global Pharmatech, Inc. (GBLP.PK) as Chief Financial Officer and a director. From October 2001 to December 2005, Mr. Levinson was a partner at Halo Equity Consulting Partnership, a Hong Kong private equity company. From December 2004 to January 2006, he worked at BOL Media, a PRC media company, as the Chief Financial Officer. Mr. Levinson is a certified public accountant. Mr. Levinson holds a B.S. degree in Accounting and Finance from State of University of New York at Buffalo.

There are no family relationships among our directors or executive officers. We currently do not have directors and officers insurance.

Resignations

Effective April 30, 2009, Ms. Jing Chen resigned from her position as Chief Financial Officer of the Company. There were no disagreements between Ms. Chen and the Company on any matter relating to the Company’s operations, policies or practices, which resulted in her resignation as Chief Financial Officer of the Company.

Effective July 25, 2008, Mr. Randolph resigned as a director to pursue other interests. His resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

Mr. Jianmin Li served as a director until March 31, 2008 when he resigned as a director. Mr. Li's resignation as director was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

Effective March 14, 2008, Mr. Gary Lam resigned as our Chief Financial Officer to pursue other interests. Mr. Lam’s resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

Effective March 14, 2008, Mr. Yihai Yang was appointed to serve as our Acting Chief Financial Officer and he resigned from such position on March 17, 2009. He resigned as a director on March 31, 2009. Mr. Yang’s resignation was not the result of any disagreement with us on any matter relating to our operations, policies or practices.

EXECUTIVE COMPENSATION

The following table reflects the compensation paid to our principal executive officer during each of our fiscal years ending December 31, 2008, 2007 and 2006. None of our other executive officers was paid a salary and bonus of more than $100,000 in 2007 and so none are included in this table.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Deli Du(1) President, CEO and Director(1)	2008	80,000	—	—	—	—	—	—	80,000
	2007	80,000	—	—	—	—	—	—	80,000
	2006	80,000	—	—	—	—	—	—	80,000

(1)	Commencing March 31, 2005, Mr. Du receives an annual salary of $80,000.

Outstanding Equity Awards at 2008 Fiscal Year End

There were no option exercises or options outstanding in 2008.

Employment Agreements

We have written employment agreements with all of our executive officers. The standard employment agreement, in compliance with PRC labor law and regulations, includes the terms of the employment such as the length of the employment, the provision of labor-related insurances, termination notice, the holiday and sick leave and the labor-related benefits.

Compensation Discussion and Analysis

Overview of Compensation Program and Philosophy

The Company’s compensation committee currently has three members two of whom are independent, namely Messrs. Zhenhang Jia, and Zhaolin Ding. Under the terms of the June 2007 securities purchase agreement with Barron Partners and the other investors, we were required, prior to August 12, 2007 to appoint a compensation committee comprised of at least three directors, a majority of whom are independent directors, and damages in the amount of approximately $176,800.00 accrued for breach of this provision from November 1, 2007 through July 25, 2008.

The Compensation Committee’s goal in determining compensation levels is to adequately reward the efforts and achievements of executive officers for the management of the Company. The Company currently has no pension plan, stock option plan, non-equity incentive plan or deferred compensation arrangement. The Company has not used a compensation consultant in any capacity but believes that it executive compensation package is comparable to similar businesses in its location of its operations.

Director Compensation

Our standard arrangement with our directors provides that we pay each director annual compensation in the amount of $20,000 for serving as a director. There are no other elements of compensation paid to our directors but it is expected that in the future, we may create a remuneration and expense reimbursement plan. It is anticipated that such a plan would be primarily based on stock options.

The following table reflects the compensation of directors for our fiscal year ended December 31, 2008:

Name of Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Zhaolin Ding	20,000	—	—	—	—	—	20,000
Deli Du	20,000	—	—	—	—	—	20,000
Kevin Randolph(1)	—	4,285	—	—	—	—	4,285
Zhenhang Jia	20,000	—	—	—	—	—	20,000
Yang Yi Hai(2)	8,400	—	—	—	—	—	8,400
Joseph J. Levinson(3)	8,400	—	—	—	—	—	8,400

(1)	Effective November 1, 2007, Mr. Kevin Randolph was appointed as a director. Under the terms of the securities purchase agreement, dated June 13, 2007, by and among Barron Partners, L.P. and two other investors, we were obligated to appoint independent directors to constitute the majority of the board. Mr. Randolph has not had any relationship with us (either as a partner, stockholder or employee) in the past three years and he is qualified as an independent director as defined by rules of the Nasdaq Stock Market. With Kevin Randolph appointed as a director we have a majority of independent directors. Mr. Randolph receives an annual director’s fee of $5,000, and he will be compensated with $5,000 for each full Board of Directors meeting held at Beijing, China and $2,500 for each board meeting by conference call. In addition, he is entitled to receive shares of our common stock at the amount of 0.36% of our total outstanding common stock to be vested monthly over three years. As of December 31, 2007, Mr. Randolph had earned 1,242 shares of common stock with a value of $4,285, based on a closing price on December 31, 2007 of $3.45. On July 25, 2008, Mr. Kevin Randolph resigned from his position as a director of the Company.
(2)	Mr. Yang was appointed as a director on July 25, 2008. His annual compensation as a director was $20,000 and he received $8,400 for his service as a director for the partial year he served on our board of directors in 2008.
(3)	Mr. Levinson was appointed as a director on July 25, 2008. His annual compensation as a director was $20,000 and he received $8,400 for his service as a director for the partial year he served on our board of directors in 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2008 we have not engaged in any transactions with any related persons which would require disclosure under Item 404 of Regulation S-K.

Three of our four directors are independent directors under the definition of “independent director” pursuant to NASDAQ Marketplace Rule 5605(a)(2).

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following is a summary description of our capital stock and certain provisions of our Restated Articles of Incorporation and By-laws, as amended, and of certain applicable provisions of Nevada law.

General

We are authorized to issue 66,666,667 shares of common stock, par value $.001 per share and 25,000,000 shares of preferred stock, par value $.001 per share, of which 3,500,000 shares have been designated as Series A Preferred Stock. As of May 21, 2009 there were 16,173,016 shares of common stock issued and outstanding and 900,000 shares of Series A Preferred Stock issued and outstanding. The following is a summary of the material terms of the common stock.

Common Stock

Voting:  The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders and are not entitled to cumulate their votes in the election of directors.

Dividends:  Holders of common stock are entitled to any dividends that may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefore subject to the prior rights, if any, of holders of any outstanding shares of preferred stock and any contractual restrictions against the payment of dividends on common stock.

The payment of dividends is contingent on the ability of our PRC based operating subsidiaries Deli Solar Bazhou, Deli Solar (Beijing) and Tianjin Huaneng to obtain approval to send monies out of the PRC. The PRC's national currency, the Yuan, is not a freely convertible currency. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends.

In addition, under the terms of the certificate of designation which was filed in the office of Secretary of State for the State of Nevada on June 12, 2007 in connection with the issuance of the Series A Preferred Stock, we are restricted in paying dividends on our common stock.

Liquidation:  In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

No Preemptive Rights.  Holders of common stock have no preemptive or other subscription rights and no right to convert their common stock into any other securities.

Preferred Stock

The Board of Directors is authorized under our Restated Articles of Incorporation to issue “blank check” preferred stock by resolution and by filing a certificate of designations under Nevada law, to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the stockholders. Any shares of preferred stock so issued are likely to have priority over the common stock with respect to dividend or liquidation rights.

Anti-Takeover Provisions

As discussed above, our Board of Directors can issue shares of “blank check” preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control. The issuance of such “blank check” preferred stock could be used to discourage a transaction involving an actual or potential change in control of us or our management, including a transaction in which our stockholders might otherwise receive a premium for their shares over then current prices.

The Placement Agent Warrants

The placement agent warrants granted to Roth Capital in connection with the February 29, 2008 private placement entitle the holder to purchase up to an aggregate of 469,150 shares of common stock at an exercise price of $2.88 per share, subject to adjustment. The warrants expire on February 28, 2013. The holders may make a cashless exercise but not until February 28, 2009 and then only if the shares underlying the warrants have not been registered. The exercise price and number of shares to be issued on exercise are subject to customary adjustments in the event of the payment of stock dividends and stock splits and fundamental transactions. Roth Capital subsequently assigned 106,250 of the warrants to vFinance and its affiliates.

LEGAL MATTERS

Our counsel, DLA Piper Hong Kong, located at 40/F Bank of China Tower, 1 Garden Road, Central, Hong Kong is passing upon the validity of the issuance of the common stock that we are offering under this prospectus.

EXPERTS

Cordovano and Honeck LLP, Independent Registered Public Accountants, located in Englewood, Colorado, have audited our financial statements included in this Registration Statement to the extent and for the periods set forth in their report. We have relied on such reports given upon the authority of such firm as experts in accounting and auditing.

Zhong Yi (Hong Kong) C.P.A. Company Limited located in Hong Kong, PRC, have audited the financial statements of Tianjin Huaneng and Shenzhen Pengsangpu included in this Registration Statement to the extent and for the periods set forth in their report. We have relied on such reports given upon the authority of such firm as experts in accounting and auditing.

Child, Van Wagoner & Bradshaw, PLLC, independent certified public accountants, located at 5296 S. Commerce Drive, Suite 300, Salt Lake City, Utah, have audited our financial statements included in this registration statement to the extent, and for the periods set forth in their reports. We have relied upon such reports, given upon the authority of such firm as experts in accounting and auditing.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No “expert” or “counsel” as defined by Item 509 of Regulation S-K promulgated under the Securities Act, whose services were used in the preparation of this Form S-1, was hired on a contingent basis or will receive a direct or indirect interest in us or our parents or subsidiaries, nor was any of them a promoter, underwriter, voting trustee, director, officer or employee of the Company.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our bylaws provide that we will indemnify our directors and officers from all liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their acting as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On January 24, 2008, our Board of Directors approved the termination of Child, Van Wagoner & Bradshaw, PLLC (“CVWB”) as our independent certified public accounting firm.

Concurrently with this action, our Board of Directors appointed Cordovano and Honeck, LLP (“C&H”) as our new independent certified public accounting firm. C&H is located at 88 Inverness Circle East, Building M Englewood, Colorado, USA. C&H’s affiliated firm Zhong Yi (Hong Kong) C.P.A. Company Limited (“Zhong Yi”), has been auditing the financial statements of Tianjin Huaneng Tianjin Huaneng, which we acquired effective July 1, 2007. Accordingly, management elected to continue this existing relationship with C&H and Zhong Yi and engage C&H as the Company’s independent auditors.

Our consolidated financial statements for the years ended December 31, 2006 and 2005 were audited by CVWB. CVWB’s reports on our financial statements for two most recent fiscal years did not contain an adverse opinion, a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2006 and 2005 and through January 24, 2008 there were no disagreements with CVWB on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CVWB, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

The Company provided CVWB with a copy of a Current Report on Form 8-K prior to its filing with the SEC on January 30, 2008 and requested them to furnish a letter addressed to the SEC stating whether it agrees with the statements made above. That letter of CVWB’s letter to the SEC, dated January 30, 2008 was filed as Exhibit 16.1 to the 8-K.

During the period the Company engaged CVWB, neither the Company nor anyone on the Company's behalf consulted with C&H regarding either (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company's financial statements or (ii) any matter that was either the subject of a disagreement or a reportable event. The Company has authorized CVWB to respond fully to all inquiries of C&H.

FINANCIAL STATEMENTS

Reference is made to “Index to Financial Statements” for a list of the financial statements being filed as a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. We have not included in this prospectus all the information contained in the registration statement and you should refer to the registration statement and its exhibits for further information.

The registration statement and other information may be read and copied at the SEC’s Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us.

You may also read and copy any reports, statements or other information that we have filed with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

INDEX TO FINANCIAL STATEMENTS

1.  Unaudited Condensed, Consolidated Financial Statements of China Solar & Clean Energy Solutions, Inc. as of March 31, 2009 and December 31, 2008 and for the three months ended March 31, 2009 and 2008

2.  Audited Consolidated Financial Statements of China Solar & Clean Energy Solutions, Inc.
as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Currency Expressed in US Dollars)

	March 31, 2009 (Unaudited)	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$1,361,842	$2,404,996
Investment, at fair value	95,086	—
Accounts receivable, net	6,658,667	7,284,255
Inventories	7,240,423	6,950,844
Other receivables and prepayments	6,706,201	7,870,575
Lease receivables, current	156,199	156,579
Total current assets	22,218,418	24,667,249
Property and equipment, net	15,306,283	15,366,009
Goodwill	2,284,903	2,284,903
Other intangible assets, net	3,536,044	3,596,184
Lease receivables, non current	684,528	654,578
TOTAL ASSETS	$44,030,176	$46,568,923
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, net	$4,696,729	$5,301,349
Income tax payable	2,210,157	2,236,298
Other payables and accrued liabilities	7,343,061	8,386,698
Total current liabilities	14,249,947	15,924,345
Long-term liabilities:
Deferred tax liabilities	15,779	15,779
Minority interests	1,713,804	1,704,248
Stockholders’ equity:
Convertible preferred stock: par value $0.001, 25,000,000 shares authorized, 373,566 (unaudited) and 373,566 shares issued and outstanding, respectively	373	373
Common stock, $0.001 par value, 66,666,667 shares authorized, 13,799,450 (unaudited) and 13,799,450 shares issued and outstanding, respectively	13,799	13,799
Additional paid-in capital	22,966,404	22,966,404
Accumulated other comprehensive loss	1,681,724	1,615,081
Retained earnings	2,425,240	3,365,788
Profit earning reserves	963,106	963,106
Total stockholders’ equity	28,050,646	28,924,551
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$44,030,176	$46,568,923

See accompanying notes to condensed consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Currency Expressed in US Dollars)
(Unaudited)

	For the Three Months Ended March 31,
	2009	2008
Revenue, net	$6,195,691	$8,300,076
Cost of revenue	4,991,878	5,845,016
Gross profit	1,203,813	2,455,060
Operating expenses
Depreciation and amortization	304,988	149,167
Selling and distribution	545,899	502,563
General and administrative	1,266,344	601,653
Total operating expenses	2,117,231	1,253,383
Other income (expenses):
Other income	38,807	41,090
Interest income	37,532	—
Other expense	(9,431)	—
Interest expense	(47,159)	(33,838)
Total other income	19,749	7,252
Income before income taxes and minority interest	(893,669)	1,208,929
Income tax expenses	36,873	346,263
Minority interest	10,006	473,015
NET INCOME/(LOSS)	$(940,548)	$389,651
NET INCOME/(LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$(940,548)	$389,651
Net income/(loss) per share – Basic	$(0.07)	$0.05
Net income/(loss) per share – Diluted	$(0.07)	$0.03
Weighted average shares outstanding – Basic	13,799,450	8,009,713
Weighted average shares outstanding – Diluted	13,799,450	15,284,770

See accompanying notes to condensed consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(Currency Expressed in US Dollars)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Earnings Reserve	Total Stockholders’ Equity
	No. of Shares	Par Value	No. of Shares	Par Value
Balance, December 31, 2008	373,566	$373	13,799,450	$13,799	$22,966,404	$1,615,081	$3,365,788	$963,106	$28,924,551
Comprehensive income:
Net loss							(940,548)		(940,548)
Foreign currency translation adjustment						66,643			66,643
Balance, March 31, 2009	373,566	$373	13,799,450	$13,799	$22,966,404	$1,681,724	$2,425,240	$963,106	$28,050,646

See accompanying notes to condensed consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency Expressed in US Dollars)
(Unaudited)

	Three Months Ended March 31,
	2009	2008
Cash flows from operating activities:
Net cash used in operating activities	$(829,589)	$(4,104,526)
Cash flows from investing activities:
Purchase of property, plant and equipment	(185,122)	(730,974)
Cash paid for investment in acquisition	(95,086)	—
Net cash used in investing activities	(280,208)	(730,974)
Cash flows from financing activities:
Proceeds from private placement sale of stock	—	9,995,156
Proceeds from warrants exercised	—	107,500
Net cash provided by financing activities	—	10,102,656
Foreign currency translation adjustment	66,643	—
Net change in cash and cash equivalents	(1,043,154)	5,267,156
Cash and cash equivalents, beginning of period	2,404,996	5,466,637
Cash and cash equivalents, end of period	$1,361,842	$10,733,793
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$63,014	$31,978
Cash paid for interest expenses	$47,159	$33,838

See accompanying notes to condensed consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in US Dollars)
(Unaudited)

Note 1 — Basis of Presentation

The accompanying condensed consolidated balance sheet as of December 31, 2008 has been derived from audited financial statements and the accompanying unaudited condensed consolidated financial statements for the three months ended March 31, 2009 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the interim reporting requirements of Regulation S-X. They do not include all of the information and footnotes for complete consolidated financial statements as required by GAAP. In management’s opinion, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s annual report on Form 10-K for the year ended December 31, 2008.

The results of operations for the three months ended March 31, 2009 and 2008 are not necessarily indicative of the results to be expected for the entire fiscal year ended December 31, 2009 or for any future period.

There is no provision for dividends for the quarter to which this quarterly report relates.

Note 2 — Organization and Business Background

China Solar, formerly known as Deli Solar (USA) Inc. was incorporated in the State of Nevada on March 21, 1983 as Meditech. In late 2004, the Board of Directors of Meditech contemplated a strategic reorganization with Deli Solar (BVI). In contemplation of the reorganization, the Board of Directors resolved to spin off Meditech’s drug development business to the shareholders of Meditech of record on February 17, 2005, through a pro rata distribution in the form of a stock dividend. The spin-off was completed on August 29, 2005. The acquisition of Deli Solar (BVI) was accounted for as a recapitalization of Deli Solar (BVI).

Deli Solar (BVI) was formed in June 2004. On August 1, 2004, Deli Solar (BVI) purchased Deli Solar Bazhou, a corporation duly organized under the laws of the PRC from Messrs. Deli Du, Xiao’er Du, and Xiaosan Du for RMB6,800,000. As a result of this transaction, Deli Solar Bazhou became a wholly-foreign owned enterprise (“WFOE”) under PRC law on March 30, 2005. This acquisition was accounted for as a transfer of entities under common control.

Deli Solar Bazhou was incorporated on August 19, 1997 under the laws of the PRC. In the PRC, Ltd, or Limited, is equivalent to Inc, or Incorporated, in the United States (“US”).

The result of the above transactions is that Deli Solar (BVI) is now our direct, wholly owned subsidiary and Deli Solar Bazhou remains a wholly owned subsidiary of Deli Solar (BVI).

On November 21, 2005 Deli Solar Bazhou acquired Ailiyang, an entity formerly controlled by the owners of Deli Solar Bazhou. The transaction was accounted for as a transfer of entities under common control.

Deli Solar (Beijing) was founded in 2006 and is principally engaged in solar power heater integrated construction projects in major cities in the PRC.

In January 2007, Deli Solar Bazhou via Mr. Deli Du, set up branch sales offices in the city of Lian Yun Gang and the City of Bazhou to cope with the increasing sales demand in that region. This branch office exists in the form of a sole-proprietorship set up in the name of Mr. Deli Du but is beneficially owned by Deli Solar Bazhou, so is regarded as a variable interest entity (“VIE”) by the Company.

On July 1, 2007, Deli Solar (Beijing) acquired 51% of Tianjin Huaneng, which manufactures energy saving boilers and environmental protection equipment for industrial customers.

On April 1, 2008, Deli Solar (Beijing) acquired 100% of SZPSP, which is engaged in the re-sale of energy-saving related heating products such as heat pipes, heat exchangers, pressure water boilers, solar energy heaters and radiators.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in US Dollars)
(Unaudited)

On October 27, 2008, Deli Solar (Beijing), entered into an agreement to acquire approximately 29.97% of the outstanding equity interest of Tianjin Huaneng, from the minority shareholders of Tianjin Huaneng. As a result of the consummation of the agreement and the additional capital contribution, the Company owns approximately 91.82% of the equity interest in Tianjin Huaneng.

China Solar, Deli Solar (BVI), Deli Solar Bazhou, Ailiyang, Deli Solar (Beijing), Tianjin Huaneng and SZPSP are collectively hereinafter referred to as the “Company”.

Note 3 — Recently Issued Accounting Standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company believes that SFAS 159 will not have a material impact on the consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. The Company is still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS 160 will not have a material impact on the consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s future financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with GAAP in the United States. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company does not expect the adoption of SFAS No. 162 to have a material effect on the financial condition or results of operations of the Company.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in US Dollars)
(Unaudited)

Also in May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts — an interpretation of FASB Statement No. 60” (“SFAS No. 163”). SFAS No. 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS No. 163 on its financial statements but does not expect it to have an effect on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years after December 15, 2008, and must be applied on a retrospective basis. Early adoption is not permitted. The adoption of this statement is not expected to have a material effect on the Company's future financial position or results of operations.

In June 2008, the FASB issued FASB Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, Earnings per Share.

Under the guidance of FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. The Company is assessing the potential impact of this FSP on the earnings per share calculation.

In June 2008, the FASB ratified EITF No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock” (“EITF 07-5”). EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is assessing the potential impact of this EITF 07-5 on the financial condition and results of operations.

In April 2009, the FASB issued Financial Staff Position SFAS 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP SFAS 107-1 and APB 28-1). The FSP statement amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments,” to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The statement also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in all interim financial statements. This statement is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. We are evaluating the impact of this FSP on our financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in US Dollars)
(Unaudited)

Note 4 — Balance Sheet Components

Accounts Receivable, Net

The majority of the Company’s sales are on open credit terms and in accordance with terms specified in the contracts governing the relevant transactions. The Company evaluates the need of an allowance for doubtful accounts based on specifically identified amounts that management believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required.

	March 31, 2009	December 31, 2008
Accounts receivable, cost	$7,503,540	$8,129,289
Less: Allowance for doubtful accounts	(844,873)	(845,034)
Accounts receivable, net	$6,658,667	$7,284,255

For the three months ended March 31, 2009 and 2008, the Company recorded allowance for doubtful accounts of $844,873 and $845,034. There were no recorded reversals of the allowance for doubtful accounts.

Inventories consisted of the following:

	March 31, 2009	December 31, 2008
Raw materials	$1,961,283	$1,443,266
Work-in-process	2,560,455	21,269
Finished goods	2,680,140	5,481,989
Consumable	38,545	4,320
Total inventory	$7,240,423	$6,950,844

Other receivables and prepayments consisted of the following:

	March 31, 2009	December 31, 2008
Advance to suppliers	$1,710,354	$1,389,998
Notes receivable	—	727,175
Prepaid expenses	164,429	159,089
Income tax receivable	—	195,549
Other receivable	4,831,418	5,398,764
Other receivables and prepayments	$6,706,201	$7,870,575

Note 5 — Stockholders’ Equity

Common Stock Held in Escrow

In connection with the private placement on February 29, 2008, the Company deposited 2,000,000 shares of common stock (“Make Good Shares”) into escrow and is required to deliver (i) 1,000,000 of the Make Good Shares to the investors on a pro rata basis for no additional consideration in the event that the Company’s after-tax net income for the fiscal year ending December 31, 2008 is less than $4.8 million; and (ii) 1,000,000 of the Make Good Shares to investors on a pro rata basis for no additional consideration in the event that the Company’s after-tax net income for the fiscal year ending December 31, 2009 is less than $8 million. As of December 31, 2008, the after-tax net income target of $4.8 million has not been met.

Note 6 — Income Taxes

The Company is registered in the United States of America and has operations in three tax jurisdictions: the United States of America, British Virgin Islands (“BVI”) and the PRC. The operations in the United

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in US Dollars)
(Unaudited)

States of America and British Virgin Island have incurred net operating losses for income tax purposes. The Company generated substantially all of its net income from the operation of its subsidiary in the PRC and is subject to the PRC tax jurisdiction. The Company has recorded an income tax provision for the three months ended March 31, 2009.

United States of America

China Solar was incorporated in the State of Nevada and is subject to the tax laws of United States of America. As of March 31, 2009, the operation in the United States of America incurred $362,933 of net operating losses available for federal tax purposes, which are available to offset future taxable income. The net operating loss carry forwards will expire through 2028, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $54,440 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

British Virgin Islands

Under the current BVI law, the Company is not subject to tax on income.

The PRC

The Company’s subsidiaries operating in the PRC are Deli Solar Bazhou, Deli Solar (Beijing), Ailiyang, Tianjin Huaneng and SZPSP.

Of these subsidiaries Ailiyang, Tianjin Huaneng are domestically owned and subject to the Corporate Income Tax (“CIT”) governed by the Income Tax Law of the People’s Republic of China, at a statutory rate of 25%.

In March 2005, the Deli Solar Bazhou became a foreign investment enterprise. Hence, effective from the year ended 2005, Deli Solar Bazhou is entitled to a two-year exemption from enterprise income tax (which expired at the end of March 2007) and a reduced enterprise income tax rate of 15% for the following three years.

On July 25, 2006, SZPSP was classified as an Advanced Technology Enterprise in the PRC. The Company is exempted from CIT for the first two profit making years and then the CIT is reduced to 15% in the following three years.

In September 2006, the Deli Solar (Beijing) was founded as a foreign investment enterprise. Hence, effective from the year ended 2006, Deli Solar (Beijing) is entitled to a two-year exemption from enterprise income tax and a reduced enterprise income tax rate of 15% for the following three years.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”). The New CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises with effect from January 1, 2008. Tianjin Huaneng is now is subject to CIT at a statutory rate of 25%. However, as foreign invested enterprises, Deli Solar Bazhou, Deli Solar (Beijing) and SZPSP can continue to enjoy the lower CIT rate of 15% until their tax holiday expires.

The Company’s effective income tax rates for the three months ended March 31, 2009 and 2008 were 18%. The Company’s effective income tax rate of 18% for the three months ended March 31, 2008 was due to an exemption from enterprise income tax provided by the PRC taxing authority during that period, as discussed above.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in US Dollars)
(Unaudited)

Note 7 — Segment Reporting, Geographical Information

(a) Business Information

During the three months ended March 31, 2009, the Company had primarily three reportable segments, (i) solar heater/boiler related products, (ii) heat pipe related products and (iii) energy-saving projects, under the management of Deli Solar Bazhou, Tianjin Huaneng, and SZPSP, respectively.

During the three months ended March 31, 2008, the Company had primarily two reportable segments, (i) solar heater/boiler related products and (ii) heat pipe related products.

The Company’s revenue, gross profit and total assets by reportable segment for the three months ended March 31, 2009 and 2008 are as follows:

	March 31,
	2009	2008
Revenue:
Solar water heaters/boilers & space heaters	$1,547,847	$2,829,815
Heat-pipe related products and equipment	3,569,068	5,470,261
Energy-saving projects	369,105	—
Solar heat collector and others	709,671	—
	$6,195,691	$8,300,076
Gross profit:
Solar water heaters/boilers & space heaters	$328,312	$574,893
Heat-pipe related products and equipment	846,193	1,880,167
Energy-saving projects	10,027	—
Solar heat collector and others	19,280	—
	$1,203,813	$2,455,060
Total assets:
Solar water heaters/boilers & space heaters	$14,165,584	$12,795,964
Heat-pipe related products and equipment	13,650,457	14,360,410
Energy-saving projects	2,333,218	7,916,717
Solar heat collector and others	4,486,035	2,409,562
All other	9,394,882	9,086,270
	$44,030,176	$46,568,923

Other segment in total assets refers to solar lighting products and sales of spare parts/components. The amount of other assets is less than 10% in each category and disclosed as an “all other” category in accordance with paragraph 21 of SFAS 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). There was no elimination or reversal of transactions between reportable segments.

(b) Geographic Information

The Company operates in the PRC and all of the Company’s long lived assets are located in the PRC. In respect of geographical segment reporting, sales are based on the country in which the customer is located and total assets and capital expenditure are based on the country where the assets are located.

The Company’s operations are located in PRC, which is the main geographical area. The Company’s revenue, gross profit and total assets by geographical market for the three months ended March 31, 2009 and 2008 are analyzed as follows:

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in US Dollars)
(Unaudited)

	March 31, 2009	March 31, 2008
Revenue:
PRC	$6,049,140	$7,320,833
Other markets	146,551	979,243
	$6,195,691	$8,300,076
Gross profit:
PRC	$1,175,338	$2,165,363
Other markets	28,475	289,697
	$1,203,813	$2,455,060
Total assets:
PRC	$39,610,330	$40,402,100
Other markets	4,419,846	6,166,823
	$44,030,176	$46,568,923

Note 8 — Contingency

Under an engagement agreement dated January 16, 2008 between the Company and Roth Capital Partners, LLC (“Roth”), Roth acted as a placement agent for the Company in connection with the private placement of approximately 4.7 million shares of our common stock which was consummated in February 2008 (the “Offering”). Under a certain agreement, dated as of March 21, 2007 by and among Trenwith Securities, LLC (“Trenwith”) and the Company (the “Trenwith Agreement”), Trenwith was granted certain rights, including the right to act as placement agent in connection with a subsequent private placement of the Company’s securities at fees which are mutually acceptable within a period of 24 months after the closing of the June 2007 financing. Trenwith believes that it had the right to act as placement agent with respect to the Offering and has threatened to bring proceedings against the Company for alleged violation of its rights under the Trenwith Agreement. The Company disputes these claims and intends to vigorously defend any lawsuit which Trenwith may commence.

Note 9 — Related Party

Zhang Junru, CEO of Tianjin Huaneng, is one of the 21 individual investors for Huaneng Installation Corporation, a subsidiary of Tianjin Huaneng, which is the controlling shareholder of Huaneng Installation with 65% of the equity. The 21 individual investors including Zhang Junru in combination owns 35% of the shares in Huaneng Installation.

Note 10 — Subsequent Event

(a) Postponement of Acquisition of Shenzhen Fuwaysun Technology Co., Ltd.

On January 21, 2008, we entered into a letter of intent (“LOI”) with Mr. Caowei Liang, Ms. Xuemei Mo and Mr. Huafeng Mo (the “Fuwaysun Shareholders”), the three shareholders holding the entire equity interests of Shenzhen Fuwaysun Technology Co., Ltd. (“Fuwaysun”), a PRC company primarily engaged in the development and production of solar pest killing lamps and transportable solar generators. Pursuant to the LOI, we will acquire 60% of Fuwaysun’s entire equity interests (the “Acquisition”) from the Fuwaysun Shareholders at a purchase price equal to 60% of Fuwaysun’s audited net assets as of January 30, 2008 (the “Purchase Price”). We will pay the purchase price with cash and our shares to be agreed upon by the parties.

In April 2008, we entered into two loan agreements with Fuwaysun (the “Loan Agreements”), pursuant to which we made two loans to Fuwaysun as working capital for six months, one for $3,000,000 and the other for RMB3,000,000 ($424,352) (the “Loans”), respectively. The Loan Agreements are substantially identical, except for the amounts of the loans. Pursuant to the Loan Agreements, if we complete the Acquisition within

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Currency expressed in US Dollars)
(Unaudited)

six months, we will cancel the loans to offset the Purchase Price. If we cannot complete the Acquisition within six months, Fuwaysun must repay the loans within 30 days after the expiration of the six months plus interest on the loans at a rate of 12% per annum. However, if Fuwaysun refuses to complete the Acquisition, Fuwaysun must repay the Loans plus accrued interest at a rate of 20% per annum within 30 days thereafter and pay us liquidated damages equal to 5% of the Purchase Price. If Fuwaysun fails to repay either loan, pursuant to the applicable Loan Agreement, it is required to pay us additional interest on such Loan at a rate of 0.5% per day.

On April 9, 2009, we entered into a supplement agreement with the Fuwaysun Shareholders and Fuwaysun (the “Supplement Agreement”) and extended both the date for the parties to complete the Acquisition and the maturity date of the Loans to June 30, 2009 and otherwise retained the terms of the LOI and the Loan Agreements.

(b) Postponement of Acquisition of Shenzhen Xiongri Solar Co., Ltd.

In 2006, we entered into a series of agreements with the three shareholders of Shenzhen Xiongri Solar Co., Ltd. (“Xiongri”) to purchase 60% of the entire equity interests of Xiongri for RMB2,000,000 ($282,901). The three shareholders agreed to loan RMB2,000,000 to Xiongri as working capital. We have not completed the transfer of the 60% equity interests. On April 9, 2009, the parties entered into a supplemental agreement and agreed to complete the transfer of the 60% equity interests by June 30, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and stockholders of
CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

We have audited the accompanying consolidated balance sheet of China Solar & Clean Energy Solutions, Inc. (the “Company”) as of December 31, 2007 and the related consolidated statements of income, cash flows and changes in stockholders’ equity and comprehensive income for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and the results of their operations and their cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Cordovano and Honeck LLP

Englewood, Colorado USA

March 28, 2008, except for Note 2, acquisition, which is dated June 20, 2008 and Note 11 – Net income per share and Note 17 – Restatment
which are dated October 17, 2008.

See accompanying notes to consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and stockholders of
CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

We have audited the accompanying consolidated balance sheet of China Solar & Clean Energy Solutions, Inc. (the “Company”) as of December 31, 2008 and the related consolidated statements of income, cash flows and changes in stockholders’ equity and comprehensive income for the years ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and the results of their operations and their cash flows for the years ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Cordovano and Honeck LLP

Englewood, Colorado USA

April 15, 2009

See accompanying notes to consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS
(Currency Expressed in United States Dollars (“US$”), Except for Number of Shares)

	As of December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$2,404,996	$5,466,637
Accounts receivable, net	7,284,255	7,453,009
Inventories	6,950,844	3,875,658
Other receivables and prepayments	7,870,575	1,637,948
Lease receivables, current	156,579	0
Total current assets	24,667,249	18,433,252
Property, plant and equipment, net	15,366,009	8,819,216
Goodwill	2,284,903	1,789,324
Intangible assets, net	1,709,184	1,597,921
Customer relationships, net	1,017,500	—
Intellectual property – unpatented technology, net	869,500	—
Lease receivables, non current	654,578	—
TOTAL ASSETS	$46,568,923	$30,639,713
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade	$5,301,349	$2,111,028
Income tax payables	2,236,298	1,108,433
Other payables and accrued liabilities	8,386,698	8,552,452
Total current liabilities	15,924,345	11,771,913
Deferred tax liability	15,779
Minority interests	1,704,248	935,825
Stockholders’ equity:
Convertible preferred stock: par value $0.001; 25,000,000 shares authorized, 373,000 and 1,774,194 shares issued and outstanding, respectively	373	1,774
Common stock, $0.001 par value; 66,666,667 shares authorized; 13,799,450 and 6,205,690 shares issued and outstanding, respectively	13,799	6,205
Additional paid-in capital	22,966,404	9,260,607
Accumulated other comprehensive income	1,615,082	1,134,270
Retained earnings	3,365,788	7,529,119
Profit earning reserves	963,106	—
Total stockholders’ equity	28,924,551	17,931,975
TOTAL lIABILITIES AND STOCKHOLDERS’ EQUITY	$46,568,923	$30,639,713

See accompanying notes to consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF INCOME
(Currency Expressed in United States Dollars (“US$”))

	Year Ended December 31,
	2008	2007	2006
	As Adjusted and Restated (Note 17)
Revenue, net	$53,683,651	$37,072,346	$21,468,313
Cost of revenue	44,363,787	28,772,078	16,842,994
Gross profit	9,319,863	8,300,268	4,625,319
Operating expenses:
Depreciation and amortization	955,443	282,822	154,946
Selling and distribution	3,995,401	827,839	459,746
General and administrative	4,127,069	4,003,973	2,800,015
Total operating expenses	9,077,912	5,114,634	3,414,707
Income from operations	241,951	3,185,634	1,210,612
Other income (expenses):
Other income	197,154	220,057	45,606
Interest income	262,233
Other expense	(547,705)
Interest expense	(292,167)	(65,481)	(16,717)
Loss on nonrecurring items	(3,012,488)
Total other income (expenses)	(3,392,973)	154,576	28,889
Income before income taxes	(3,151,022)	3,340,210	1,239,501
Income tax expense	(193,418)	(615,325)	—
Minority interests	(818,893)	(199,744)	—
NET INCOME	(4,163,332)	2,525,141	1,239,501
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$(4,163,332)	$1,549,334	$1,239,501
Net income per share – basic	$(0.34)	$0.25	$0.20
Net income per share – diluted	$(0.34)	$0.24	$0.18
Weighted average shares outstanding – basic	12,158,482	6,205,290	6,205,290
Weighted average shares outstanding – diluted	12,158,482	6,396,697	6,957,876

See accompanying notes to consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Currency Expressed in United States Dollars)

	Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$(4,163,332)	$2,525,141	$1,239,501
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,280,429	324,157	178,437
Impairment for goodwill,inventory	2,702,488
Provision for allowance on accounts receivable	978,006	650,432	(77,267)
Changes in operating assets and liabilities:
Accounts receivable, trade	(965,831)	(7,232,995)	(238,334)
Inventories	(3,313,403)	(3,559,893)	67,418
Other receivables and prepayments	(6,232,627)	(250,037)	(238,268)
Accounts payable, trade	3,190,321	1,963,127	58,526
Income tax payable	1,127,865	1,108,433	—
Other payables and accrued liabilities	(59,921)	8,209,641	262,885
Minority interest	818,893	935,825	—
Net cash provided by operating activities	(4,637,112)	4,673,831	1,252,898
Cash flows from investing activities:
Acquisition of a subsidiary	(662,491)	(489,459)	—
Deposits made to acquire subsidiary		—	(256,278)
Purchase of intangible assets	(981,283)	(635,726)	(932,732)
Purchase of property, plant and equipment	(7,364,222)	(4,294,741)	(2,815,398)
Net cash used in investing activities	(9,007,996)	(5,419,926)	(4,004,408)
Cash flows from financing activities:
proceeds from warrants exercised	107,500	(180,694)	(130,112)
Capital contribution received from shareholders	9,995,156	—	—
Proceeds from issuance of preferred stock (net of offering costs of $169,000 paid in cash)		2,581,000	—
Related receivable		—	82,639
Related payables		—	22,528
Net cash (used in) provided by financing activities	10,102,656	2,400,306	(24,945)
Foreign currency translation adjustment	480,812	600,361	359,352
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,061,640)	2,254,572	(2,417,103)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,466,637	3,212,065	5,629,168
CASH AND CASH EQUIVALENTS, END OF YEAR	$2,404,996	$5,466,637	$3,212,065
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$538,332	$939,798	$—
Cash paid for interest expenses	$302,961	$95,446	$16,717
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS
Warrant shares granted for offering costs	$541,695	$138,338	$—
Issuance of common stock for acquisitions of SZPSP	$2,839,458	$0	$—
Issuance of warrants for the acquisitions of SZPSP	$92,193	$0	$—
Preferred share converted	$1,401	$0	$—

See accompanying notes to consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND
COMPREHENSIVE INCOME
(Currency Expressed in United States Dollars (“US$”), Except for Number of Shares)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income			Total Stockholders’ Earning Reserve Equity
	No. of Shares	Par Value	No. of Shares	Par Value			Retained Earnings	Earning Reserve
Balance as of December 31, 2007	1,774,194	$1,774	6,205,290	$6,205	9,260,607	$1,134,270	$7,529,119		$17,931,975
Shares issued for private placement, net of offering costs of $1,264,451 in cash and $541,695 in warrants.			4,691,499	4,691	9,990,465	—	—		9,995,156
Shares and warrants issued for the acquisition of subsidiary at fair value	—	—	1,419,729	1,420	2,930,231	—	—		2,931,651
Shares issued for services			7,304	7	15,185				15,192
Warrant exercised	—	—	75,000	75	107,425	—	—		107,500
Preferred share converted	(1,400,628)	(1,401)	1,400,628	1,401	—	—	—		—
Minority share purchased					662,491				662,491
Comprehensive income:
Net income	—	—	—	—	—	—	$(4,136,332)		(4,163,332)
Foreign currency translation adjustment	—	—	—	—	—	480,812	—		480,812
Total comprehensive income									(3,682,520)
Profit earning reserves								963,106	963,106
Balance as of December 31, 2008	373,566	$373	13,799,450	$13,799	$22,966,404	$1,615,082	$3,365,788	$963,106	28,924,551

See accompanying notes to consolidated financial statements.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

1. Organization and Business Background

China Solar, formerly known as Deli Solar (USA) Inc. was incorporated in the State of Nevada on March 21, 1983 as Meditech. In late 2004, the Board of Directors of Meditech contemplated a strategic reorganization with Deli Solar (BVI). In contemplation of the reorganization, the Board of Directors resolved to spin off Meditech's drug development business to the shareholders of Meditech of record on February 17, 2005, through a pro rata distribution in the form of a stock dividend. The spin-off was completed on August 29, 2005. The acquisition of Deli Solar (BVI) was accounted for as a recapitalization of Deli Solar (BVI).

Deli Solar (BVI) was formed in June 2004. On August 1, 2004, Deli Solar (BVI) purchased Deli Solar (Bazhou), a corporation duly organized under the laws of the PRC from Messrs. Deli Du, Xiao'er Du, and Xiaosan Du for RMB6,800,000. As a result of this transaction, Deli Solar (Bazhou) became a wholly-foreign owned enterprise (“WFOE”) under PRC law on March 30, 2005. This acquisition was accounted for as a transfer of entities under common control.

Deli Solar (Bazhou) was incorporated on August 19, 1997 under the laws of the PRC. In the PRC, Ltd, or Limited, is equivalent to Inc, or Incorporated, in the United States.

The result of the above transactions is that Deli Solar (BVI) is now our direct, wholly-owned subsidiary and Deli Solar (Bazhou) remains a wholly-owned subsidiary of Deli Solar (BVI).

On November 21, 2005 Deli Solar (Bazhou) acquired Ailiyang, an entity formerly controlled by the owners of Deli Solar (Bazhou). The transaction was accounted for as a transfer of entities under common control.

Deli Solar (Beijing) was founded in 2006 and is principally engaged in solar power heater integrated construction projects in major cities in the PRC.

During 2007, the Company set up a branch sales office in the cities of Lian Yun Gang and the City of Bazhou to provide sales support in those cities as sole-proprietorship of its chief executive officer and president, Mr. Deli Du. The sole proprietorships are considered variable interest entities because they (1) lack equity sufficient to finance their activities without additional subordinated financial support and (2) the Company, and not Mr. Deli Du, absorbs the losses or receives the gains.

Based upon a review of the provisions of FIN 46R, the structure of the agreements and activities of the entities described above, the Company determined that it is the primary beneficiary of the sole proprietorships at December 31, 2007. If the facts and circumstances change in the future, the Company could determine that it is no longer the primary beneficiary, which would require China Solar to de-consolidate the sole-proprietorships. The Company's investment in the sole-proprietorships was immaterial as of December 31, 2007.

On July 1, 2007, Deli Solar (Beijing) acquired 51% of Tianjin Huaneng, which manufactures energy saving boilers and environmental protection equipment for industrial customers. The transaction was accounted for under the purchase method. See Note 2.

On April 1, 2008, Deli Solar (Beijing) acquired 100% of SZPSP, which is engaged in the re-sale of energy-saving related heating products such as heat pipes, heat exchangers, pressure water boilers, solar energy heaters and radiators. The transaction was accounted for under the purchase method. See Note 2.

On October 27, 2008, Deli Solar (Beijing), entered into an agreement to acquire approximately 29.97% of the outstanding equity interest of Tianjin Huaneng, from the minority shareholders of Tianjin Huaneng.

As a result of the consummation of the agreement and the additional capital contribution, the Company owns approximately 91.82% of the equity interest in Tianjin Huaneng.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

2. Summary of Significant Accounting Policies

Basis of Presentation

These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Basis of Consolidation

The consolidated financial statements include the financial statements of China Solar, Deli Solar (BVI), Deli Solar (Bazhou), Ailiyang, Deli Solar (Beijing), Tianjin Huaneng, Shenzhen Pengsangpu and the VIE.

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”). The sole-proprietorship business in the name of Mr. Deli Du is regarded a VIE of the Company and is consolidated in the Company’s financial statements. The Company evaluates its relationship with other entities to identify whether they are variable interest entities, as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised), “Consolidation of Variable Interest Entities” (FIN 46R), and assesses whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the Company's Consolidated Financial Statements in accordance with FIN 46R.

All significant intercompany balances and transactions within the Company have been eliminated upon consolidation.

Use of Estimates

In preparing these financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with original maturities of three months or less when acquired to be cash equivalents. At December 31, 2008 and 2007, the Company had $2,404,996 and $5,466,637, respectively, in cash equivalents.

Accounts Receivable and Allowance For Doubtful Accounts

Accounts receivable consists of amounts due from customers. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on management’s assessment of known requirements, aging of receivables, payment history, the customer’s current credit worthiness and the economic environment.

Inventories

Inventories include direct materials, labor and factory overhead and are stated at lower of cost or market value, cost being determined on a first-in, first-out basis. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand. As of December 31, 2008, and 2007, the Company recorded $246,408 and $0 in write-offs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values. Property, plant and equipment are depreciated over their estimated useful lives as follows:

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

	Depreciable Life	Residual Value
Buildings	6 – 50 years	10%
Plant and machinery	10 years	10%
Office equipments	7 years	10%
Motor vehicles	7 years	10%
Computer equipment	3 years	10%

Construction-in-Progress

All facilities purchased for installation, self-made or subcontracted are accounted for under construction-in-progress. Construction-in-progress is recorded at acquisition cost, including cost of facilities, installation expenses and the interest capitalized during the course of construction for the purpose of financing the project. Upon completion and readiness for use of the project, the cost of construction-in-progress is to be transferred to fixed assets.

Goodwill and Intangible Assets

We account for business combinations in accordance with SFAS No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations. SFAS 141 requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of the acquired business, including goodwill, to reporting units in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. During the year ended December 31, 2008, we incurred a goodwill impairment charge of RMB16.8 million ($2.4 million). This impairment charge relates to our acquisition for SZPSP as our management has significantly adjusted downward our cash flow forecast for next five years because of the business model of the reporting unit.

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

Furthermore, SFAS No. 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization. No impairment of intangibles has been identified since the date of acquisition. All lands in the PRC are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at amortized cost. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 50 years and they will expire in 2048, 2051 and 2054.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, a long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment as of December 31, 2008, 2007 and 2006.

Revenue Recognition

The Company sells their products and services under a bundled sales arrangement, which typically include equipment, installation, testing and maintenance components. The components of equipment, installation and testing are non-separable and considered as a single unit of deliverables, namely product revenue. Hence, the product and maintenance are considered separate units of accounting in the arrangement. Revenues under these bundled arrangements are allocated considering the relative fair values of two separate deliverables: (a) product deliverable and (b) maintenance deliverable, included in the bundled arrangement based on the estimated relative fair values of each element in accordance with EITF 00-21, “Accounting for Multiple Element Revenue Arrangements” and recognized when the applicable revenue recognition criteria for each element are met. Revenue from product deliverables is recognized upon final acceptance, which is signed by the customer when installation is completed. Revenue from maintenance support for the Company’s products are deferred and recognized ratably over the term of the service period upon the acceptance of the products, which is generally 12 months.

Revenue from the provision of energy-saving projects are recognized when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectability is reasonably assured.

Project Revenue Under Sales-Type Leases

In accordance with SFAS No. 13, “Accounting for Leases”, the Company recognizes interest income over the lease term so as to produce a constant rate of return on the net investment in the lease using effective interest method.

Under sales-type leases, the Company also recognizes a profit (or loss) at the beginning of the lease term.

Net revenues should be recorded for the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, computed using the interest rate implicit in the lease. Cost of sales should be recorded for the carrying amount of the leased asset, less the present value of the unguaranteed residual value.

The Company recognizes its revenues net of value-added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the products at the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales.

Cost of Revenue

Cost of revenue consists primarily of material costs, direct labor, inbound freight charges, depreciation and manufacturing overheads, which are directly attributable to the manufactured products and the provision of the energy-saving projects. Additionally, costs of revenue includes purchasing, and receiving costs, inspection costs, warehousing costs and costs associated with distribution networks.

Operating Expenses

Selling and distribution expenses consist primarily of non-cash sales promotions, outbound distribution, traveling and transportation expenses, and agency administration expenses. The nature of outbound distribution, traveling, and transportation expenses includes outbound shipping and handling costs related to the sale

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

of our products. It is our Company’s accounting policy to differentiate outbound shipping costs from inbound shipping costs. Inbound shipping costs are capitalized in inventory and charged to costs of sales at the time revenue is recognized. Outbound shipping and handling costs recorded in selling and distribution expense totaled $515,363, $177,413 and $65,312, for the years ended December 31, 2008, 2007 and 2006, respectively. General and administrative expenses include advertising expenses and salaries and benefits.

Advertising Expenses

Advertising costs are expensed as incurred in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 93-7, “Reporting for Advertising Costs”. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 were $1,423,914, $1,415,493 and $1,106,488, respectively.

Retirement Plan Costs

Contributions to retirement schemes (which are defined contribution plans) are charged to general and administrative expenses in the accompanying consolidated statements of operations as the related employee service is provided.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of changes in owners’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

Income Taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive (loss) income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Net Income per Share

The Company calculates net income per share in accordance with SFAS No. 128, “Earnings per Share.” Basic income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

Foreign Currency Translation

The reporting currency of the Company is United States dollar (“US$”). Transactions denominated in currency other than US$ are translated into US$ at the average rate for the period. Monetary assets and liabilities denominated in currency other than US$ are translated into US$ at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are recorded in other expenses in the accompanying statements of operations.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

The financial records of the Company’s operating subsidiaries are maintained in their local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and income and expenses items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of changes in stockholders’ equity and comprehensive income.

Stock Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Bulletin No. 25, Accounting for Stock Issued to Employees, or APB No. 25 and related interpretations. Compensation expense for stock options was recognized ratably over the vesting period.

Effective January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, Share-Based Payment, or SFAS No. 123(R) using the modified prospective application method. Under SFAS No. 123R, stock-based compensation expense is measured at the grant date based on the value of the option or restricted stock and is recognized as expense, less expected forfeitures, over the requisite service period.

Product Warranty

The Company provides a three-year standard warranty to all Deli Solar (Bazhou) manufactured products. Repair and replacement of defective component parts during the first year following purchase are covered under the standard warranty program. In the second and third year, repair services are covered under the warranty program but customers pay for the purchase of the replacement parts. Warranty services are performed by our independent sales agents and distributors in return for a 1% – 2% discount of the purchase price they pay for our products. No discount is provided to independent sales agents and distributors unless and until warranty services are provided to the Company. The Company has not experienced any material returns and therefore has not provided any discount to independent sales agents and distributors for warranty services.

Under the terms of the contracts for energy-saving projects, the Company provides a product warranty on the equipment sold to its customers for a period of twelve months upon the completion of installation at the Company’s expense.

The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision. As such, no reserve for product warranty has been provided in the statements of operations for the years ended December 31, 2008, 2007 and 2006, respectively.

Segment Reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Company operates in four principal reportable segments: Sales of solar heater or boiler related products, heat pipe related products, Energy-saving projects, and Solar heater collector and others.

Fair Value of Financial Instruments

The Company values its financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily include cash and cash equivalents, accounts receivable, other receivables and prepayments, accounts payable, other payables and accrued liabilities. As of the balance

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

sheet date, the estimated fair values of financial instruments were not materially different from their carrying values as presented due to short maturities of these instruments.

Registration Payment Arrangements

The Company accounts for registration payment arrangement in accordance with FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”) which provides guidance on the accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics: (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the Securities and Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and(2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained.

Uncertain Tax Positions

The Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007. FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and foreign jurisdictions, principally the PRC. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to the reverse merger on March 31, 2005. The Internal Revenue Service (IRS) has not commenced any examinations of the Company's U.S. income tax returns for the year 2005, of which reverse merger taking place, through 2008.

The Company did not have any adjustment to the opening balance of retained earnings as of January 1, 2007 as a result of the implementation of FIN 48. As of December 31, 2008, the Company did not have any significant liability for unrecognized tax benefits. For the year ended December 31, 2008, the Company did not have any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

3. Recently Issued Accounting Standards

In 2008, the Securities and Exchange Commission (the “SEC”) adopted rule amendments that replace the category of “Small Business Issuers” with a broader category of “Smaller Reporting Companies.” Under these rules, a “Smaller Reporting Company” is a company with a public float less than $75,000,000 (measured at end of Q2). Companies that meet this definition are able to elect “scaled disclosure standards” on an item-by-item or “a-la-carte” basis. With this change, the SEC has streamlined and simplified reporting for many companies, and has not added any significant disclosure requirements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. It is expected to expand the use of fair value measurements which is consistent with the Financial Accounting Standards Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective for our first

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

fiscal year that begins after November 15, 2007, which is our fiscal year 2008 that begins in January 2008. The Company is currently evaluating the impact of this statement to its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations”, or SFAS No. 141R. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. We are still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51”, or SFAS No. 160. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. We believe that SFAS 160 should not have a material impact on our financial position or results of operations.

4. Acquisition

On May 18, 2007, the Company’s wholly owned subsidiary, Beijing Deli Solar Technology Development Co., Ltd. entered into a purchase agreement to acquire 51% equity interest in Tianjin Huaneng, to expand market share, held by Tianjin Municipal Ji County State-owned Assets Administration Commission for a total purchase price of $3,149,147. By supplemental agreement dated August 8, 2007, the purchase price was reduced to approximately $1,689,741. The Company also incurred additional cost of $769,418 related to finder’s fee, which has been included in the total cost of the acquisition of $2,459,159. The finder’s fee was paid to Tianjin Wangshitong Corporate Consulting Co, Ltd., an unrelated third party. As of December 31, 2007, the Company paid approximately $2,345,018 of the purchase price and the finder’s fee. The remaining balance as of the date of this statement was $114,141. In addition, the Company agreed to provide working capital of approximately $2.6 million to Tianjin Huaneng. The accounting date of the acquisition was July 1, 2007 and was accounted for under the purchase method. Tianjin Huaneng results of operations have been included in our consolidated financial statements since the date of acquisition. Tianjin Huaneng is principally engaged in the design, development and manufacturing and marketing of energy-saving related heating products such as heat pipes, heat exchangers, specialty heating pipes and tubes, high temperature hot blast stoves, heating filters, normal pressure water boilers, solar energy water heaters and radiators. These products are distributed in the PRC and Southeast Asia. Goodwill recorded as part of the purchase price allocation was $1,708,665. Identifiable intangible assets acquired as part of the acquisition included definite-lived intangibles such as land use rights which totaled $256,157, with a weighted average amortization period of approximately 50 years.

The aggregate purchase price was $2,459,159, including $1,689,741 of cash and costs related to the acquisition of $769,418. Below is a summary of the total purchase price:

Cash	$1,689,741
Direct acquisition costs	769,418
Total purchase price	$2,459,159

In June 2008, the purchase price allocation was finalized which resulted to no adjustment to the fair value of assets acquired and liabilities assumed. The following table represents the final purchase price allocation to the estimated fair value of the assets acquired and liabilities assumed:

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

As of July 1, 2007
Cash and cash equivalents	$196,150
Accounts receivable	2,362,792
Inventories	1,665,617
Prepayments and other receivables	441,882
Property, plant and equipment	589,985
Land use rights	256,157
Goodwill	1,789,324
Total assets acquired	$7,301,907
Short-term bank loan	$588,899
Accounts payable	573,479
Deferred revenue	340,856
Advances from customers	1,326,665
Value-added tax payable	440,207
Income taxes payable	458,705
Deferred tax liabilities	16,059
Accrued liabilities and other payables	716,188
Long-term payables	381,690
Total liabilities assumed	4,842,748
Net assets acquired	$2,459,159

On October 27, 2008, Deli Solar (Beijing), entered into an agreement to acquire approximately 29.97% of the outstanding equity interest of Tianjin Huaneng, from the minority shareholders of Tianjin Huaneng.

Cash Purchase Price:  Under the agreement, Deli Solar (Beijing) agreed to pay to the Tianjin Huaneng shareholders RMB10.68 million ($1,557,578 US Dollars) payable in cash within seven days of the execution of the agreement. Of this aggregate amount, RMB3.52 million ($515,026) was actually paid at the completion of the acquisition, and the remaining RMB7.16 million ($1,047,611) will be paid in three annual installments in the next three years.

Warrants Purchase Price:  In addition to the cash purchase price, the Company also agreed to issue to the Tianjin Huaneng shareholders a total of 1,000,000 five year warrants to purchase the Company’s common stock at an exercise price of $1.10 per share.

In addition, the Company decided to increase its equity interest in Tianjin Huaneng by contributing an additional RMB15,740,000 ($2,295,531 US Dollars) to the registered capital of Tianjin Huaneng.

As a result of the consummation of the agreement and the additional capital contribution, the Company owns approximately 91.82% of the equity interest in Tianjin Huaneng.

The $1,789,324 of goodwill was assigned to the heat solar and related products segment. The company does not expect goodwill to be tax deductible in the PRC.

The following unaudited pro forma financial information for the Company gives effect to the 2007 acquisition as if they had occurred on January 1, 2007. These pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on such date or to project the Company’s results of operations for any future period.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

	Years Ended December 31,
	2008	2007
Pro forma net sales	$53,683,651	$46,937,497
Pro forma net income	(4,163,332)	2,480,272
Pro forma earnings per common share – net income
Basic	$(0.34)	$0.20
Diluted	$(0.34)	$0.20
Weighted average common shares outstanding
Basic	12,158,482	12,316,518
Diluted	12,158,482	12,699,332

On January 9, 2008 and March 25, 2008 Beijing Deli Solar Technology Development Co., Ltd., the Company’s wholly-owned subsidiary (“Deli Solar (Beijing)”), entered into an Equity Purchase Agreement, a Complementary Agreement and a Supplementary, with SZPSP and its shareholders to acquire 100% of the outstanding equity interests of SZPSP from its three current shareholders. The closing will be effective March 31, 2008.

Under the agreements, Deli Solar (Beijing) agreed to purchase the 100% equity interest of SZPSP from its current three shareholders. Part of the consideration of the transaction is RMB28.8 million ($4,087,832) payable in cash. This purchase price is based on an appraisal of SZPSP. The three shareholders of SZPSP agreed to loan the cash proceeds back to SZPSP interest free to be used for working capital. Fifty (50%) of the principal amount of the loan is required to be paid prior to March 31, 2009 and the remaining 50% balance is required to be paid prior to March 31, 2010.

In addition to the payment of the cash purchase price under the Complementary Agreement the parties agreed to an appraisal value of RMB20 million of SZPSP’s intangible assets which was paid in 1,419,729 shares of common stock. Provided that if on the first anniversary of the closing the common stock price is lower than $2, the Company will pay the difference. Fifty percent (50%) of these shares shall be transferable and unrestricted within one year after the Closing and the remaining Fifty percent (50%) transferable within two years. The shares shall be transferred to SZPSP within 180 days of the closing. In addition, as part of the purchase price, the shareholders of SZPSP will receive five years warrants to purchase a total of 141,973 shares of common stock at an exercise price of $2.5 per share subject to future adjustments such as stock splits and transactions similar in nature.

SZPSP warranted in the Complementary Agreement that if (i) its net revenue is less than RMB99 million (approximately $13,670,068) with an after-tax net profit of less than RMB9.43 million (approximately $1,302,108) for the year ended December 31, 2008; or (ii) if in the year ended December 31, 2009, it does not reach the targeted net revenue of RMB143.9 million (approximately $19,868,336) or the after-tax net profit of RMB12.13 million (approximately $1,674,789), the differential part that has not achieved the profit for the year specified will be paid by reducing the amount payable on the shareholders’ loan. If the shareholders’ loan is not sufficient to pay the difference, the common shares held by SZPSP will be returned to us to the extent necessary for the remaining balance. For the year ended December 31, 2008, RMB7 million (approximately $1,029,336) has been accrued to reduce the amount payable on the shareholders’ loan.

The current shareholders of SZPSP, being the management of SZPSP, will enter into employment contracts with the Company for a term of three years to remain in their current managing positions of SZPSP, subject to further amendments of such employment arrangement.

After the Closing, Deli Solar (Beijing) has the right to a majority of the board seats of SZPSP.

The accounting date of the acquisition was April 1, 2008 and was accounted for under the purchase method. SZPSP results of operations for the nine months ended December 31, 2008 have been included in

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

consolidated financial statements. The acquisition of SZPSP will enable the Company to immediately begin leveraging its technology and engineering capabilities and expertise, and will significantly expand China Solar’s customer base and present a commercial and industrial market opportunity for solar water heaters in southern China.

The estimated aggregate purchase price was $7,019,483. Below is a summary of the total purchase price:

Cash	4,087,832
Fair value of 1,419,729 common stock	2,839,458
Fair value of 141,973 warrants	92,193
Total purchase price	7,019,483

Our purchase price allocation for the SZPSP acquisition was finalized on June 30, 2008. The following table represents the final purchase price allocation to the estimated fair value of the assets acquired and liabilities assumed:

As of April 1, 2008
(Unaudited)
Cash and cash equivalents	$87,316
Restricted cash	84,304
Accounts receivable, net	510,269
Inventories	325,429
Net investment in sales-type leases	966,806
Prepayments and other receivables	217,606
Property, plant and equipment	1,275,287
Customer relationships	1,100,000
Intellectual property	1,250,000
Goodwill	3,055,769
Total assets acquired	$8,872,786
Short-team bank loan	710,668
Accounts payable	908,124
Deferred revenue	23,217
Accrued liabilities and other payables	211,294
Total liabilities assumed	1,853,303
Net assets acquired	$7,019,483

The $3,055,769 of goodwill was expected to be assigned to the solar heater/boiler related products segment and a new segment of energy-saving projects. The Company does not expect goodwill to be tax deductible in the PRC. Of the $2,350,000 of acquired intangible assets, $310,000 was assigned to in-process research and development which was written off during the nine months ended December 31, 2008, $940,000 was assigned to existing intellectual property, and $1,100,000 was assigned to customer relationships. The acquired identifiable intangibles assets have a weighted-average amortization period totaling approximately 10 years and residual value totaling approximately $0.

The fair value of the IPRD was derived using a discounted cash flow method. Management analyzed expected future revenues from product sales and thereafter based on the research and development being underway at the date of acquisition. Technology feasibility was determined based on management review of the product life spans and also the rate of change in the industry. Based on the analysis management made assumptions as to the portion of product revenue going forward which would be derived from products based

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

on current research and development. The significant assumptions with respect to the percentage of revenues going forward from products based on IPRD are as outlined in the following table:

	2008	2009	2010	2011	2012
Break down of Revenue – IPRD versus products	90%	80%	75%	70%	65%
Existing products	10%	20%	25%	30%	35%
IPRD	100%	100%	100%	100%	100%

Upon further review, certain R&D underway was later determined to not warrant completion and that future products based on the R&D were discontinued given the demand in the market.

Our internal technology specialists did a scientific and technological evaluation of the research expenditures of SZPSP. Our evaluation was based on a number of factors, including,

1)	Commercial viability of products being researched and developed
2)	Anticipated level of patent protection
3)	Competitive environment for products being researched and developed

At the date of acquisition, the technology feasibility has not been established and there is no alternative future use. Through this evaluation we determined that $310,000 of expenditures had no future value and accordingly should be written off immediately.

The property, plant and equipment acquired consists of plant machinery and equipment, motor vehicles and leasehold improvements with estimated depreciable lives of 5 years and residual value is 10% of the cost of assets.

The following unaudited pro forma financial information gives effect to the acquisition of Shenzhen PengSangPu Solar Industrial Products Corporation as if the acquisition occurred on January 1, 2008. These pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on such date or to project the Company’s results of operations for any future period.

For the Year Ended December 31, 2008
(Unaudited)
Pro forma revenues	$54,077,571
Pro forma net loss	$(4,163,333)
Pro forma loss per common share
Basic and diluted	$(0.34)
Weighted average common shares outstanding	12,158,482

5. Accounts Receivable, Net

The majority of the Company’s sales are on open credit terms and in accordance with terms specified in the contracts governing the relevant transactions. The Company evaluates the need of an allowance for doubtful accounts based on specifically identified amounts that management believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

	As of December 31,
	2008	2007
Accounts receivable, cost	$8,129,289	$8,219,804
Less: allowance for doubtful accounts	(845,034)	(766,795)
Accounts receivable, net	$7,284,255	$7,453,009

For the year ended December 31, 2008, there is no recorded reversal of the allowance for doubtful accounts. For the year ended December 31, 2008, the Company recorded allowance for doubtful accounts of $845,034.

6. Inventories

Inventories consisted of the following:

	As of December 31,
	2008	2007
Raw materials	$1,443,266	$656,605
Consumables	4,320	5,359
Work-in-process	21,269	2,464,441
Finished goods	5,481,989	749,253
Inventories	$6,950,844	$3,875,658

During the year 2008, we make impairment test for inventory, and recognized impairment loss for Bazhou and Tianjin Huaneng respectively for: $71,544 and $174,864.

7. Other Receivables and Prepayments

Other receivables and prepayments consisted of the following:

	As of December 31,
	2008	2007
Advance to suppliers	$1,389,998	$493,421
Notes receivable	727,175
Prepaid expenses	159,089	249,598
Income tax receivable	195,549	894,268
Other receivables	5,398,764	661
Other receivables and prepayments	$7,870,575	$1,637,948

During the year ended December 31, 2006, the Company received the amount of $82,639 being the settlement of related party receivables for an advance to one of the Company’s directors. Related party receivable as of December 31, 2008 and 2007 were in the amounts of $-0- and $-0- respectively.

Following please find the detail information for other receivables:

Shenzhen Fuwaysun Technology Co., Ltd.

On January 21, 2008, we entered into a letter of intent (“LOI”) with Mr. Caowei Liang, Ms. Xuemei Mo and Mr. Huafeng Mo (the “Fuwaysun Shareholders”), the three shareholders holding the entire equity interests of Shenzhen Fuwaysun Technology Co., Ltd. (“Fuwaysun”), a PRC company primarily engaged in the development and production of solar pest killing lamps and transportable solar generators. Pursuant to the LOI, we will acquire 60% of Fuwaysun’s entire equity interests (the “Acquisition”) from the Fuwaysun Shareholders at a purchase price equal to 60% of Fuwaysun’s audited net assets as of January 30, 2008 (the “Purchase Price”). We will pay the purchase price with cash and our shares as to be agreed by the parties.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

In April, 2008, we entered into two loan agreements with Fuwaysun (the “Loan Agreements”), pursuant to which we made two loans to Fuwaysun as working capital for six months, one for $3,000,000 and the other for RMB3,000,000 ($424,352) (the “Loans”), respectively. The Loan Agreements are substantially identical, except for the amounts of the loans. Pursuant to the Loan Agreements, if we complete the Acquisition within six months, we will cancel the Loans to offset the Purchase Price; if we cannot complete the Acquisition within six months, Fuwaysun must repay the Loans with 30 days after the expiration of the six months plus interest on the Loans at a rate of 12% per annum. However, if Fuwaysun refuses to our Acquisition, Fuwaysun shall repay the Loans plus accrued interest at a rate of 20% per annum within 30 days thereafter and pay us liquidated damages equal to 5% of the Purchase Price. If Fuwaysun fails to repay either Loan pursuant to the applicable Loan Agreement, it shall pay us additional interest on such Loan at a rate of 0.5% per day. We has increased loan to Fuwaysun to RMB6.45 million at December 31, 2008 (approximately $943,728).

On April 9, 2009, we entered into a supplement agreement with the Fuwaysun Shareholders and Fuwaysun (the “Supplement Agreement”) and extended both the date for the parties to complete the Acquisition and the maturity date of the Loans to June 30, 2009 and otherwise retained the terms of the LOI and the Loan Agreements.

Shenzhen Xiongri Solar Co., Ltd.

In 2006, we entered into a series of agreements with the three shareholders of Shenzhen Xiongri Solar Co., Ltd. (“Xiongri”) to purchase 60% of the entire equity interests of Xiongri for RMB2,000,000 ($282,901). The three shareholders agreed to loan RMB2,000,000 to Xiongri as working capital. We have not complete the transfer of the 60% equity interests. On April 9, 2009, the parties entered into a supplement agreement and agreed to complete the transfer of the 60% equity interests by June 30, 2009.

Investment in Sales-type Leases

The Company engages in installing energy-saving facilities and leasing the equipment facilities to customers under sales-type leasing arrangement.

As of December 31, 2008, the future minimum rentals to be received on non-cancelable sales-type leases are as follows:

Years Ending December 31,
2009	147,251
2010	147,251
2011	147,251
2012	147,251
2013	147,251
Thereafter	1,138,228
$1,874,483

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

8. Property, Plant and Equipment, Net

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2008	2007
Buildings	$9,122,488	$5,573,982
Plant and machinery	3,498,396	1,836,914
Office equipments	242,497	1,004,118
Motor vehicles	737,009	81,497
Computer equipment	239,309	13,507
Construction in progress	4,263,517	2,118,615
	18,103,216	10,628,633
Less: accumulated depreciation	(2,737,207)	(1,809,417)
Property, plant and equipment, net	$15,366,009	$8,819,216

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 were $955,443, $282,822, and $162,695, respectively.

9. Intangible Assets, Net

Intangible assets consisted of the following:

	As of December 31,
	2008	2007
Land use rights, at cost	$1,827,990	$1,654,998
Less: accumulated amortization	(118,806)	(57,077)
Land use rights, net	$1,709,184	$1,597,921

All lands in the PRC are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreement which is 50 years, on a straight-line basis. Amortization expenses for the years ended December 31, 2008, 2007 and 2006 were $61,729, $41,335, and $15,742, respectively.

Customer relationships and intellectual property — unpatented consisted of the following:

	As of December 31,
	2008	2007
Customer relationships	$1,100,000	$0
Less: accumulated amortization	(82,500)	0
Intellectual property – unpatented	$940,000	$0
Less: accumulated amortization	(70,500)	0
Customer relationships and intellectual property – unpatented, net	$1,887,000	$0

Customer relationships and intellectual property — unpatented were obtained from SZPSP acquisition. The estimated amortization period is 10 years.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

10. Other Payables and Accrued Liabilities

Other payables and accrued liabilities consisted of the following:

	As of December 31,
	2008	2007
Related party payable	$0	$—
Accrued expenses	738,898	608,315
Customer deposits	2,848,444	2,281,909
Other payables	1,403,293	3,508,066
Taxes payables	2,236,298	1,359,140
Deferred revenue	1,159,765	795,022
	$8,386,698	$8,552,452

During the year ended December 31, 2007, the Company repaid Mr. Deli Du the amount of $22,528. Related party payable to Mr. Deli Du as of December 31, 2007 and 2008 was in the amount of $-0-.

11. Stock Holders’ Equity

Authorized Capital

The Company’s authorized capital stock consists of 66,666,667 shares of $0.001 par value per share common stock and 25,000,000 shares of $0.001 par value per share preferred stock

Class A Preferred Stock

The Company has designated 3,500,000 of its Preferred Shares as Class A Convertible Preferred Shares. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, Class A Convertible Preferred Shareholders shall be entitled to receive out of the assets of the Corporation, an amount equal to $1.55 per share. Each share of Series A Preferred Stock shall be initially convertible into one (1) share of Common Stock subject to adjustment for stock dividend and stock splits, sale or issuance of common stock at a price which is less than $1.55, at the option of the investors, at any time after the original issue date.

The Class A Convertible Preferred Shares contain a beneficial conversion feature in favor of the holder. The beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and is recognized immediately as a return to the preferred shareholders through a charge to retained earnings, since the conversion feature is immediately exercisable by the holders. Although there is no impact on net income, the charge to retained earnings affects the computation of both basic and diluted EPS for US GAAP in the same way that dividends on the preferred shares do. The charge during the year of 2008 and 2007 was $0 and $975,807.

Sale of Units

On June 13, 2007, the Company entered into a Securities Purchase Agreement with Barron Partners L.P., and two accredited investors in a private placement (“Private Placement) providing for the sale of: (i) 1,774,194 shares of our Series A Convertible Preferred Stock; (ii) stock purchase warrants to purchase an aggregate of 1,774,194 shares of common stock at a price of $1.90 per share; and (iii) stock purchase warrants to purchase an aggregate of 1,774,194 shares of common stock at a price of $2.40 per share. In connection with the Private Placement, the Company deposited 900,000 shares of Series A Convertible Preferred Stock into escrow as security in the event (i) the earnings target for 2007 is not met and (ii) the earnings target for 2008 is not met. The 900,000 shares held in escrow were not included in the diluted earnings per share calculation as the earnings target for 2007 was met and the fulfillment of earnings target for 2008 has not been determined. Net proceeds of $2,581,000 were used to finance business acquisitions.

During the year of 2008, 1,400,628 shares of preferred stock were converted to the same number of shares of common stock.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

Registration Rights

In connection with the private placement on June 13, 2007, the Company deposited 900,000 shares of Series A Convertible Preferred Stock into escrow as security. If the Company’s consolidated pre-tax income for the year ended December 31, 2007 was less than $3,000,000 (or pretax income per share of $0.22 on a fully diluted basis), the Company was required to deliver to the investors (pro rata according to the relative size of their investment) a number of the escrow shares to be determined based on the shortfall by which the Company failed to achieve the 2007 earnings target. If the Company’s consolidated pre-tax income for the year ending December 31, 2008 is less than $5,500,000 (or pretax income per share of $0.40 on a fully diluted basis) the investors were entitled to receive (pro rata according to the relative size of their investment) a number of the remaining escrow shares to be determined based on the shortfall by which the Company failed to achieve 2008 earnings target. The agreement with the investors further provided that the investors will not be entitled to any of the remaining escrow shares and all remaining escrow shares shall be returned to the Company if the Company did not receive at least $4,000,000 from the investors, either through the exercise of warrants, or additional equity financing, within 90 days after the effectiveness of the first registration statement filed pursuant to a certain registration rights agreement entered into with the investors concurrently. The registration statement in question was declared effective on February 7, 2008. The earnings target for the year ended December 31, 2007 was met, thus 900,000 escrow shares remained in escrow at the beginning of the year ending December 31, 2008. However, the 900,000 shares held in escrow were not included in the diluted earnings per share calculation for the twelve months ended December 31, 2008 as the escrow shares were to be returned to the Company since the investors did not provide at least $4,000,000 in additional equity financing within 90 days after the effectiveness of the first registration statement and the diluted earnings per share were the same as basic earnings per share due to the net loss result in 2008.

Common Stock

On March 30, 2005, the Company issued 4,067,968 shares of its common stock in the recapitalization transaction with Deli Solar (BVI).

On March 30, 2005, the Company issued 1,714,290 shares of its common stock at $3.50 per share in a private placement transaction along with five year warrants to purchase 1,714,290 additional common shares at $3.85 per share. Gross proceeds to the Company totaled $6,000,015 and costs of issuance totaled $1,348,626.

On August 15, 2005 the Company effected a 1:6 reverse stock split. Fractional shares were rounded up to the nearest whole share. These financial statements have been retroactively restated to give effect to the reverse split for all periods presented. Immediately prior to the reverse stock split there were 36,850,379 common shares outstanding and following the split there were 6,145,290 shares outstanding.

In October 2005, the Company issued 60,000 shares of its common stock in exercise of warrants.

On February 29, 2008, the Company completed a private placement of 4,691,499 shares of common stock for an aggregate purchase price of approximately $11,300,000. The Company received $9,995,156 as net proceeds from this financing.

During the twelve months ended December 31, 2008, the Company issued 1,400,628 shares of common stock as part of the conversion of Series A Preferred Stock.

During the twelve months ended December 31, 2008, certain investors exercised their warrants to purchase an aggregate of 75,000 shares of common stock totaling $107,500.

During the twelve months ended December 31, 2008, the Company granted 7,304 shares of common stock to a former Board member in exchange for services. The shares were valued at $2.08 per share or an aggregate total of $15,192.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

Common Stocks Held in Escrow

In connection with the private placement on February 29, 2008, the Company deposited 2,000,000 shares of common stock (“Make Good Shares”) into escrow and we are required to deliver (i) 1,000,000 of the Make Good Shares to the investors on a pro rata basis for no additional consideration in the event that the Company’s after-tax net income for the fiscal year ending December 31, 2008 is less than $4.8 million; and (ii) 1,000,000 of the Make Good Shares to the investors on a pro rata basis for no additional consideration in the event that the Company’s after-tax net income for the fiscal year ending December 31, 2009 is less than $8 million. As of December 31, 2008, the after-tax net income target of $4.8 million has not been met.

Warrants for Services

In connection with the Private Placement on June 13, 2007, the Board of Directors granted to consultants and agents warrants to purchase an aggregate of 181,452 shares of the Company’s common stock, of which 75,000 warrants are exercisable at US$2.90 per share and 106,452 warrants are exercisable at US$2.71 per share, or on a cashless exercise basis. The warrants vested immediately and expire on June 13, 2012. The market price of the stock was US$2.10 per share on the grant date. The Company valued the 75,000 warrants at US$0.74 per share and the 106,452 warrants at US$0.78 per share, or $138,338 in aggregate in accordance with SFAS 123R, which were recorded as offering cost in additional paid-in capital in the accompanying consolidated financial statements for the year ended December 31, 2007.

The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk free interest rate (%)	5.00%
Dividend yield (%)	0.00%
Expected life of warrant grants (years)	5 years
Expected volatility of warrant grants (%)	43.79%

On March 30, 2005, in conjunction with a private placement sale of common stock the Company issued five year warrants to purchase 1,714,290 shares of common stock at a price of $3.85 per share to investors. Concurrently, the Company issued five year warrants to purchase 171,429 common shares at $3.85 per share to financial advisers and others. No share-based compensation expense was recorded, as management determined this transaction to be a cost of issuance.

The Company issued a warrant (the “Warrant”) to its placement agent in connection with its private placement in February 2008. The Warrant authorizes the agent to purchase 469,150 shares of its common stock at a fixed price ($2.88 per share), for a five-year period. The Warrant contains a cashless exercise provision which permits the placement agent, at its option, to exercise the Warrant without tendering the exercise price, in exchange for a reduced number of shares. The number of shares will be calculated according to a formula should the placement agent decide to opt to exercise the Warrant under the cashless provision. If the Company is sold during the exercise period (referred to as a “fundamental transaction” in the Warrant), the placement agent has the right to exercise its Warrant and thus participate in the proceeds from the sale to the same extent as any other shareholder. These warrants are immediately exerciseable. The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model. In calculating the fair value of the warrants, management used the closing price of the common stock on February 29, 2008, of $2.71 per share, plus the following assumptions:

Risk fee interest rate (%)	5%
Dividend yield (%)	0.00%
Expected life of warrant grants (years)	5 years
Expected volatility of warrant grants (%)	43.79%

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

The Company valued the warrants at US$1.155 per share, or $541,695 in aggregate, in accordance with SFAS 123R, which were recorded as offering costs which offset additional paid-in capital in the accompanying consolidated financial statements for the twelve months ended December 31, 2008.

A summary of the status of the Company’s outstanding common stock warrants as of December 31, 2008 and 2007:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	1,825,719	$3.85	—	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding at December 31, 2006	1,825,719	3.85	2.25 years	—
Granted	3,729,840	2.18	4.50 years	354,839
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding and Exercisable at December 31, 2007	5,555,559	$2.73	3.76 years	$354,839
Granted	611,123	2.79	4.75 years	633,888
Exercised	(75,000)	—	—
Forfeited	—	—	—
Expired	—	—	—
Outstanding and Exercisable at December 31, 2008	6,091,682	$2.76	3.53 years	$988,727

Registration Rights Agreement

In connection with the private placement, the Company entered into a registration rights agreement with the investors on February 25, 2008 which requires us to file with the SEC a “resale” registration statement providing for the resale of (i) all of the 4,691,499 shares of common stock sold to the investors, (ii) the 2,000,000 “make good shares” and (iii) the 469,150 shares underlying the placement agent warrants (collectively, the “registrable securities”) for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended.

The Company agreed, among other things, to prepare and file an initial registration statement within 45 days of the closing date (i.e. April 14, 2008) to register for resale part of the registrable securities (other than the 2,000,000 make good shares and the 469,150 shares underlying the placement agent warrants) and to cause that registration statement to be declared effective by July 28, 2008.

The Company is required to file additional registration statements covering all of the remaining registrable securities (or such lesser number as the SEC deems appropriate) if any registrable securities could not be registered in the initial registration statement, by the 15th day following the date on which we are able to effect the registration of such securities in accordance with any SEC restrictions.

The Company’s failure to meet this schedule and other timetables provided in the registration rights agreement could result in the imposition of liquidated damages. No liquidated damages will accrue in respect of any registrable securities which the SEC has requested (due to the application of Rule 415) the Company to

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

remove from the registration statement and the required effectiveness date for such registrable securities will be tolled until such time as the Company is able to effect the registration of those securities in accordance with any SEC restrictions.

On February 29, 2008, the Company completed a private placement of 4,691,499 shares of the common stock at a price per share of $2.40 for an aggregate purchase price of approximately $11,300,000. The Company received $9,995,156 as net proceeds from this financing.

On July 28, 2008, the Company incurred liquidated damages equal to $112,596 which represents 1% of $11,259,587 (the aggregate of investment amount by the investors) due to the fact that the Company failed to have the registration statement declared effective on or prior to that date. The liquidated damages continue to accrue per diem with respect to all investors at the monthly rate of 1% and pro rated for partial months. The registration statement did not go effective until December 17, 2008. Accordingly, as of December 17, 2008, the Company had incurred $523,026 in liquidated damages for failing to have the registration statement declared effective by July 28, 2008.

12. Income Taxes

The Company is registered in the United States of America and has operations in three tax jurisdictions: the United States of America, British Virgin Island (“BVI”) and the PRC. The operations in the United States of America and British Virgin Island have incurred net operating losses for income tax purposes. The Company generated substantially its net income from the operation of its subsidiary in the PRC and subject to the PRC tax jurisdiction. The Company has recorded income tax provision for the years ended December 31, 2008, 2007, and 2006.

The components of (loss) income before income taxes separating U.S., BVI and PRC tax jurisdictions are as follows:

	Years Ended December 31,
	2008	2007	2006
Tax jurisdictions from:
Loss subject to U.S.	$(493,890)	$(461,433)	$(693,745)
Loss subject to BVI	(1,157,723)	(184,056)	(73,691)
Income subject to the PRC	(3,487,189	3,985,699	2,006,937
Income before income taxes	$(3,151,022)	$3,340,210	$1,239,501

United States of America

China Solar is registered in the State of Nevada and is subject to the tax laws of United States of America.

As of December 31, 2008, the operation in the United States of America incurred $493,890 of net operating losses available for federal tax purposes, which are available to offset future taxable income. The net operating loss carry forwards will to expire through 2028, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $493,890 on the expected future tax benefits from the net operating loss carry forwards as the management believes it is more likely than not that these assets will not be realized in the future.

British Virgin Island

Under the current BVI law, the Company is not subject to tax on income.

The PRC

The Company's subsidiary operating in the PRC, Ailiyang and Tianjin Huaneng are domestically owned and subject to the Corporate Income Tax governed by the Income Tax Law of the People’s Republic of China, at a statutory rate of 33%, which is comprised of a 30% national income tax and 3% local income tax.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

In March 2005, the Deli Solar (Bazhou) became a foreign investment enterprise. Hence, effective from the year ended 2005, Deli Solar (Bazhou) is entitled to a two-year exemption from enterprise income tax and a reduced enterprise income tax rate of 15% for the following three years.

In September 2006, the Deli Solar (Beijing) was founded as a foreign investment enterprise. Hence, effective from the year ended 2006, Deli Solar (Beijing) is entitled to a two-year exemption from enterprise income tax and a reduced enterprise income tax rate of 15% for the following three years.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”). The new CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises with effect from January 1, 2008. Deli Solar (Bazhou) and Deli Solar (Beijing) are considered a foreign invested enterprise and its ultimate applicable effective tax rate in 2008 and beyond will depend on many factors, including but not limited to whether certain of its legal entity will be subject to a transitional policy under the Corporate Income Tax Law, whether Deli Solar (Bazhou) and Deli Solar (Beijing) can continue to enjoy the unexpired tax holidays.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes stated in the statements of operations for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Years Ended December 31,
	2008	2007	2006
Income before income taxes	$(3,151,022)	$3,340,210	$1,239,501
Statutory income tax rate	15%	33%	15%
	0	1,102,269	185,925
Less: items not subject to taxes
Effect for tax holiday	193,418	(486,944)	(185,925)
Income tax expenses	$193,418	$615,325	$—

The following table sets forth the significant components of the aggregate deferred tax assets of the Company as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Deferred tax assets:
– Net operating loss carried forward	$0	1,432,326
Less: valuation allowance	0	(1,432,326)
Deferred tax assets	$—	$—

13. Net Income per Share

Basic net income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year less number of warrants issued during the year in note 10.

The following table sets forth the computation of basic and diluted net income per share for the years ended December 31, 2008, 2007 and 2006:

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

	Years Ended December 31,
	2008	2007	2006
	As Adjusted and Restated (Note 17)
Basic and diluted net income per share calculation
Numerator:
Net income	$(4,163,332)	2,525,141	1,239,501
Less: Preferred stock dividends		(975,807)	—
Net income available to common stockholders in computing basic and diluted net income per share	$(4,163,332)	$1,549,334	$1,239,501
Denominator:
– Weighted average ordinary shares outstanding	12,158,482	6,205,290	6,205,290
– Weighted average preferred stock outstanding		—	—
– Weighted average warrant shares outstanding		191,407	752,586
– Weighted average contingent shares outstanding	12,158,482	6,396,697	6,957,876
Basic net income per share	$(0.34)	$0.25	$0.20
Diluted net income per share	$(0.34)	$0.24	$0.18

For the year ended December 31, 2008, warrants have been excluded from the diluted earnings per share calculation as they are antidilutive.

For the year ended December 31, 2007, warrants to purchase 2,007,171 shares of common stock have been excluded from the diluted earnings per share calculation as the average market price of the common stock was less than the exercise price of the warrants, thereby making the warrants antidilutive under the treasury method. Convertible preferred stocks were also excluded from the denominator and the associated beneficial conversion was excluded from the numerator as the assumed conversion had an antidilutive effect.

For the years ended December 31, 2006, there were no securities excluded from diluted earnings per share as none were antidilutive.

14. Segment Reporting, Geographical Information

(a) Business Information

The Company has four reportable segments namely solar heater/boiler related products, heat pipe related products, Energy-saving projects and Solar Heat collector and others for the three year ended December 31, 2008, 2007 and 2006. The solar heater/boiler related products are mainly under the management of Deli Solar (Bazhou) while the heat pipe related products under the management of Tianjin Huaneng, and energy-savings projects under the management of Shenzhen PengSangPu.

An analysis of the Company’s revenue and total assets are as follows:

	Years Ended December 31,
	2008	2007	2006
Revenue:
Solar Heater/Biomass Stove/Boiler related products	$25,098,563	$26,693,850	$21,468,313
Heat Pipe related products	16,554,371	7,002,015
Energy-saving projects	9,078,203	3,376,481
Solar Heat collector and others	2,952,514
	$53,683,651	$37,072,346	$21,468,313

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

	Years Ended December 31,
	2008	2007	2006
Gross profit:
Solar Heater/Biomass Stove/Boiler related products	$4,357,289	$5,672,443	$4,625,319
Heat Pipe related products	2,873,956	1,820,524	—
Energy-saving projects	1,576,041	807,301	—
Solar Heat collector and others	512,577
	$9,319,863	$8,300,268	$4,625,319

	As of December 31,
	2008		2007	2006
Total assets:
Solar Heater/Biomass Stove/Boiler related products		$21,772,234	$18,690,225	$12,716,185
Heat Pipe related products		14,360,410	9,029,994	—
Energy-saving projects		7,916,717	2,919,494	—
Solar Heat collector and others		2,328,446
		$46,568,923	$30,639,713	$12,716,185
Total goodwill:
Solar Heater/Biomass Stove/Boiler related products	$		$—	$—
Heat Pipe related products		1,649,821	1,789,324	—
Energy-saving projects		635,082
		$2,284,903	$1,789,324	$—

Other segment in total revenue, gross profit, and assets refers to solar lighting products and sales of spare parts/components. The amount of other segment revenue, gross profit, and assets are less than 10% in each category and disclosed as an “all other” category in accordance with paragraph 21 of SFAS 131. There were no elimination or reversal of transactions between reportable segments.

(b) Geographic information

The Company operates in the PRC and all of the company’s long lived assets are located in the PRC. In respect of geographical segment reporting, sales are based on the country in which the customer is located and total assets and capital expenditure are based on the country where the assets are located.

The Company’s operations are located in PRC, which is the main geographical area. The Company’s sales and total assets by geographical market are analyzed as follows:

	Years Ended December 31,
	2008	2007	2006
Revenue:
PRC	$40,799,575	$32,623,664	$19,321,482
Others	12,884,076	4,448,682	2,146,831
	$53,683,651	$37,072,346	$21,468,313

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

	Years Ended December 31,
	2008	2007	2006
Gross profit:
PRC	$7,083,096	$6,806,220	$4,070,281
Others	2,236,767	1,494,048	555,038
	$9,319,863	$8,300,268	$4,625,319

	As of December 31,
	2008	2007	2006
Total assets:
PRC	$35,392,381	$29,107,727	$11,445,134
Others	11,176,542	1,531,986	1,271,051
	$46,568,923	$30,639,713	$12,716,185

15. China Contribution Plan

Under the PRC Law, full-time employees of the Company’s subsidiaries, Deli Solar (Bazhou), Ailiyang, Deli Solar (Beijing) and Tianjin Huaneng are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions made for such employee benefits were $603,996, $327,257 and $201,072 for the years ended December 31, 2008, 2007 and 2006, respectively.

16. Concentration of Risk

(a) Major Customers

No revenue from customers that individually represent greater than 10% of the total revenue for each of the years ended December 31, 2008, 2007 and 2006.

(b) Major Vendors

The following is a table summarizing the purchases from vendors that individually represent greater than 10% of the total purchases for each of the years ended December 31, 2008, 2007 and 2006 and their outstanding balances as at year-end date:

	Year Ended December 31, 2008
Vendor	Purchases	Percentage of Total Purchases	Accounts Payable, Trade
Vendor A	$12,729,348	55%	5,301,349

	Year Ended December 31, 2007
Vendor	Purchases	Percentage of Total Purchases	Accounts Payable, Trade
Vendor A	$5,475,372	50.4%	$667,718

	Year Ended December 31, 2006
Vendor	Purchases	Percentage of Total Purchases	Accounts Payable, Trade
Vendor A	$3,800,242	49.0%	$379,215

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

(c) Credit Risks

Financial instruments that are potentially subject to credit risk consist principally of cash and trade receivables. All cash held in financial institutions are not insured and therefore subject to credit risk. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Interest Rate Risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from short-term borrowings. Borrowings issued at floating rates expose the Company to cash flow and fair value interest-rate risk. Company policy is to maintain approximately all of its borrowings in floating rate instruments. At the year end, all of borrowings were at floating rates.

17. Commitments and Contingencies

(a) Operating Lease Commitment

The Company leases land and buildings under non-cancelable operating lease agreements. Based on the current rental lease agreements, the future minimum rental payments required for the coming years are as follows:

Years Ending December 31:
2008	$20,015
2009	20,015
2010	20,015
2011	20,015
Total future minimum operating lease payments	$80,059

For the years ended December 31, 2008, 2007 and 2006, rental expenses were $74,693, $101,780, and $77,246, respectively.

18. Subsequent Events

(a) Postponement of Acquisition of Shenzhen Fuwaysun Technology Co., Ltd.

On January 21, 2008, we entered into a letter of intent (“LOI”) with Mr. Caowei Liang, Ms. Xuemei Mo and Mr. Huafeng Mo (the “Fuwaysun Shareholders”), the three shareholders holding the entire equity interests of Shenzhen Fuwaysun Technology Co., Ltd. (“Fuwaysun”), a PRC company primarily engaged in the development and production of solar pest killing lamps and transportable solar generators. Pursuant to the LOI, we will acquire 60% of Fuwaysun’s entire equity interests (the “Acquisition”) from the Fuwaysun Shareholders at a purchase price equal to 60% of Fuwaysun’s audited net assets as of January 30, 2008 (the “Purchase Price”). We will pay the purchase price with cash and our shares as to be agreed by the parties.

In April, 2008, we entered into two loan agreements with Fuwaysun (the “Loan Agreements”), pursuant to which we made two loans to Fuwaysun as working capital for six months, one for $3,000,000 and the other for RMB3,000,000 ($424,352) (the “Loans”), respectively. The Loan Agreements are substantially identical, except for the amounts of the loans. Pursuant to the Loan Agreements, if we complete the Acquisition within six months, we will cancel the Loans to offset the Purchase Price; if we cannot complete the Acquisition within six months, Fuwaysun must repay the Loans with 30 days after the expiration of the six months plus interest on the Loans at a rate of 12% per annum. However, if Fuwaysun refuses to our Acquisition,

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Currency Expressed in United States Dollars (“US$”)

Fuwaysun shall repay the Loans plus accrued interest at a rate of 20% per annum within 30 days thereafter and pay us liquidated damages equal to 5% of the Purchase Price. If Fuwaysun fails to repay either Loan pursuant to the applicable Loan Agreement, it shall pay us additional interest on such Loan at a rate of 0.5% per day.

On April 9, 2009, we entered into a supplement agreement with the Fuwaysun Shareholders and Fuwaysun (the “Supplement Agreement”) and extended both the date for the parties to complete the Acquisition and the maturity date of the Loans to June 30, 2009 and otherwise retained the terms of the LOI and the Loan Agreements.

(b) Postponement of Acquisition of Shenzhen Xiongri Solar Co., Ltd.

In 2006, we entered into a series of agreements with the three shareholders of Shenzhen Xiongri Solar Co., Ltd. (“Xiongri”) to purchase 60% of the entire equity interests of Xiongri for RMB2,000,000 ($282,901). The three shareholders agreed to loan RMB2,000,000 to Xiongri as working capital. We have not completed the transfer of the 60% equity interests. On April 9, 2009, the parties entered into a supplement agreement and agreed to complete the transfer of the 60% equity interests by June 30, 2009.

19. Restatement on Consolidated Financial Statements

In April 2008, we filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the sale by certain selling stockholders identified in the related prospectus of up to 5,160,649 shares of our common stock including 469,150 shares they may acquire on exercise of warrants. When reviewing our financial statements for inclusion in the prospectus, we became aware of an error in the calculation of diluted net income per share for the year ended December 31, 2007. We misapplied the treasury stock and the “if converted” methods under SFAS No. 128 and because of the error we identified, we have restated our historical financial statements for 2007 to record an increase of 10¢ in diluted net income per share.

This 10¢ per share adjustment was non-cash. The error had no impact on our reported assets, liabilities, equity, revenue, expenses or earnings. There was no cumulative effect on retained earnings or other components of equity in the balance sheet at December 31, 2007. It had no impact on basic earnings per share. Nor did it have any impact on cash or cash equivalents. It had no impact on prior year financial statements and, likewise, will have no impact on future financial statements.

The following table sets forth the income statement impact of the restatement:

	December 31, 2007
	As Reported	Adjustment	As Restated
Diluted – Total weighted average shares outstanding	11,233,026	(4,836,329)	6,396,697
Diluted net income per share	$0.14	0.10	0.24

The impact of the restatement on the disclosures of earnings per share data is set forth in the table below:

	December 31, 2007
	As Reported	Adjustment	As Adjusted
Denominator:
– Weighted average preferred stock outstanding	1,337,097	(1,337,097)	0
– Weighted average warrant shares outstanding	3,690,639	(3,499,232)	191,407
Diluted – Total weighted average shares outstanding	11,233,026	4,836,329	6,396,697
Diluted net income per share	$0.14	0.10	0.24

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Company relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee:

SEC Registration Fee	$18.97
Printing and Engraving Expenses	$5,000
Legal Fees and Expenses	$65,000
Accounting Fees and Expenses	$5,000
Miscellaneous Expenses	$5,000
Total	$85,018.97

Item 14. Indemnification of Directors and Officers

Pursuant to the provisions of Nevada Revised Statutes 78.751, the Company shall indemnify its directors, officers and employees as follows: Every director, officer, or employee of the Company shall be indemnified by the Company against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the Company, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Company. The Company shall provide to any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the company, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

Pursuant to Article VI, Sections 1 and 2 of our By-Laws, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such action or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company and, in the case of a criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth recent sales by the Company of unregistered securities during the fiscal year ending December 31, 2008:

On February 25, 2008 we raised gross proceeds of approximately $11,300,000 in a private placement providing for the sale to certain institutional investors of 4,691,499 shares of common stock at a price of $2.40 per share. The net proceeds to us from that transaction were $9,995,156.51. The net proceeds are to be used for acquisitions, building new plant to increase the capacity and for general working capital. The shares were not registered under the Securities Act of 1933, as amended, in reliance on the exemption from registration provided in Section 4(2) of the Act and Regulation D promulgated thereunder.

The following sets forth recent sales by the Company of unregistered securities during the fiscal year ending December 31, 2007:

On June 13, 2007, we entered into a number of agreements with Barron Partners L.P., a Delaware limited partnership, and two other investors (all accredited investors) pursuant to a private placement transaction providing for the sale to the investors for an aggregate purchase price of $2,750,000 (or $1.55 per share) of (i) 1,774,194 shares of Series A Preferred Stock (with each share of Series A Preferred Stock being convertible into one (1) share of common stock), subject to adjustment; (ii) five year warrants to purchase 1,774,194 shares of common stock at an exercise price $1.90 per share, subject to adjustment; and (iii) five year warrants to purchase an additional 1,774,194 shares of common stock at an exercise price of $2.40 per share, subject to adjustment.

Additional shares of Series A Preferred Stock (not to exceed 900,000) are required to be delivered to the investors in the event that we fail to achieve certain pre tax income targets for the fiscal years ended December 31, 2007 and 2008. The private placement qualified as an exempt transaction under Section 4(2) of the Securities Act, as amended, and Rule 506 of Regulation D thereunder.

In connection with the placement we issued Trenwith Securities, LLC warrants to purchase 106,452 shares exercisable for a period of five years at an exercise price of $1.17 (subject to adjustment) and a transaction fee of $165,000. In connection with their appointment we had previously issued Trenwith five year warrants to purchase 75,000 shares of common sock at an exercise price of $2.81, subject to adjustment.

The following sets forth recent sales by the Company of unregistered securities during the fiscal year ended December 31, 2008 and the year-to-date 2009.

None.

Item 16. EXHIBITS

Exhibits No.	Description of Exhibits
3.1	Certificate of Incorporation.(1)
3.2-1	Bylaws.(2)
3.2-2	Amendment to Bylaws dated October 17, 2005(3)
3.2-3	Articles of Merger of Du Solar, Inc. into the Company(10)
4.1	Common Stock Specimen(4)
4.2	Form of Warrant(1)
4.3	Certificate of Designation as filed with the Secretary of State of Nevada on June 12 , 2007(8)
4.4	Series A Preferred Stock Specimen(8)
4.5	Form of Class A Warrant(8)
4.6	Form of Class B Warrant(8)
4.7	Form of Placement Agent Warrant(13)
5.1	Legal Opinion of DLA Piper Hong Kong re legality of the common stock being registered.
10.1	Stock Contribution Agreement, dated March 28, 2005, entered into by and between the Company and Deli Du(5)
10.2	Stock Purchase Agreement, dated March 30, 2005, by and among Deli Du, Halter Capital Corporation, and the Company(5)
10.3	Form of Unit Purchase Agreement(1)
10.4	Form of Engagement Agreement(1)
10.5	Form of Lock Up Agreement between the Company and the members of the Financial Advisor Group(1)
10.6	Land Purchase Agreement by and between Deli Solar (Bazhou) and Deli Du (English Translation)(4)
10.7	Stock Purchase Agreement by and between Deli Solar (Bazhou) and Ailiyang Shareholders(6).
10.8	Land Use Rights Purchase Agreement by and between Deli Solar (Bazhou) and the Governance Commission of Beijiahe Village Chaheji County Bazhou City dated March 16, 2006 (English Translation)(7)
10.9	Securities Purchase Agreement dated June 13, 2007 by and among the Company, Barron Partners LP and the other investors named therein(8)
10.10	Registration Rights Agreement dated June 13, 2007 by and among the Company, Barron Partners LP and the other investors named(8)
10.11	Stock Escrow Agreement dated June 13, 2007 by and between the Company and Tri-State Title & Escrow, LLC, as escrow agent(8)
10.12	Closing Escrow Agreement dated June 13, 2007 by and between the Company and Barron Partners, L.P., and the other investors named therein and Tri-State Title & Escrow, LLC, as escrow agent(8)
10.13	Investor Relations Consulting Agreement dated July 23, 2007 between the Company and Hayden Communications International, Inc.(9)
10.14	Securities Purchase Agreement dated as of February 25, 2008 by and among the Company and the investors named therein(10)

Exhibits No.	Description of Exhibits
10.15	Registration Rights Agreement dated as of February 25, 2008 by and among the Company and the investors named therein(10)
10.16	Make Good Escrow Agreement dated as of February 25, 2008 by and between the Company, the investors named therein, Roth Capital Partners, LLC and Tri-State Title & Escrow, LLC, as escrow agent,(10)
10.17	Escrow Agreement dated as of February 25, 2008 by and between the Company, Roth Capital Partners, LLC and Tri-State Title & Escrow, LLC, as escrow agent(10)
10.18	Waiver and Consent dated as of February 25, 2008.(10)
10.19	Equity Purchase Agreement, between Beijing Deli Solar Technology Development Co. Ltd. and Shenzhen PengSangPu Solar Industrial Products Corporation, dated as of January 9, 2008.(15)
10.20	Complementary Agreement to the Equity Purchase Agreement, between Beijing Deli Solar Technology Development Co. Ltd. and Shenzhen Peng Sang Pu Solar Industrial Products Corporation, dated as of January 9, 2008.(15)
10.21	Supplementary Agreement to the Equity Purchase Agreement, by and among, Beijing Deli Solar Technology Development Co. Ltd., Shenzhen PengSangPu Solar Industrial Products Corporation and its shareholders named therein, dated as of March 25, 2008.(16)
10.22	Equity Interest Purchase Agreement, between Beijing Deli Solar Technology Development Co. Ltd. and Tianjin Huaneng Group Energy Equipment Co., Ltd., dated as of October 27, 2008.(17)
10.23	Termination Agreement to the Equity Purchase Agreement, Complementary Agreement and Supplementary Agreement, by and among Beijing Deli Solar Technology Co. Ltd. and the SZPSP shareholders, dated July 6, 2009.(18)
14	Code of Ethics.(11)
21.1	List of subsidiaries.(12)
23.1	Consent of accountants Cordovano and Honeck LLP for use of their report

(1)	Incorporated herein by reference to the Registration Statement on Form SB-2 filed with the SEC on November 2, 2005.
(2)	Incorporated herein by reference to the Registration Statement on Form S-1 filed with the SEC in August 2003.
(3)	Incorporated herein by reference to the Registration Statement on Form SB-2 filed with the SEC on March 26, 2001.
(4)	Incorporated herein by reference to the Registration Statement Amendment No. 1 on Form SB-2 filed with the SEC on February 6, 2006.
(5)	Incorporated herein by reference to Schedule 13D filed by the Company on April 18, 2005.
(6)	Incorporated herein by reference to the Current Report on Form 8-K filed by the Company on November 28, 2005.
(7)	Incorporated herein by reference to the Registration Statement Amendment No. 2 on Form SB-2 filed with the SEC on May 22, 2006.
(8)	Incorporated herein by reference to the Current Report on Form 8-K filed by the Company on June 19, 2007.
(9)	Incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form SB-2 filed with the SEC on January 1, 2008..
(10)	Incorporated herein by reference to our Current Report on Form 8-K filed by the Company with the SEC on March 3, 2008.
(11)	Incorporated herein by reference to our Annual Report on Form 10-KSB/A for the fiscal year edned December 21, 2006 filed by the company with the SEC on April 11, 2007.

(12)	Incorporated herein by reference to the Annual Report on Form 10-KSB filed by the Company on April 10, 2008.
(13)	Incorporated herein by reference to the Registration Statement on Form S-1 filed by the Company on April 14, 2008.
(14)	Incorporated herein by reference to Amendment No. 1 the Registration Statement on Form S-1 filed by the Company on June 25, 2008.
(15)	Incorporated herein by reference to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company on August 27, 2008.
(15)	Incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on January 15, 2008.
(16)	Incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on April 1, 2008.
(17)	Incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the SEC on October 31, 2008.
(18)	Incorporated herein by reference to the Current Report to Amendment No. 1 on Form 8-K filed by the Company with the SEC on July 15, 2009.

Item 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned thereunto duly authorized in Beijing, PRC, on July 15, 2009.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
/s/ Deli Du By: Deli Du, Chief Executive Officer, President and Director (Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 was signed by the following persons in the capacities and on the dates indicated.

Name and Title	Date
/s/ Deli Du Deli Du, Chief Executive Officer, President and Director (Principal Executive Officer)	July 15, 2009
/s/ Yinan Zhao Yinan Zhao Acting Chief Financial Officer (Principal Financial and Accounting Officer)	July 15, 2009
/s/ Zhaolin Ding Zhaolin Ding Director	July 15, 2009
/s/ Zhenhang Jia Zhenhang Jia Director	July 15, 2009
/s/ Joseph J. Levinson Joseph J. Levinson Director	July 15, 2009